Exhibit 99.1

ANNUAL REPORT 2011

MARCH 19, 2012

Information in this annual report is provided as of March 1, 2012, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

—	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

—	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

—	“$,” “US$” or “dollars” are to U.S. dollars.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

TABLE OF CONTENTS

2	Business

16	Risk Factors

23	Management’s Discussion and Analysis

74	Consolidated Financial Statements

134	Executive Officers and Directors

141	Additional Information

149	Cross Reference Tables

Thomson Reuters Annual Report 2011

BUSINESS

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through approximately 60,000 employees across more than 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

In 2011, we continued to invest through a challenging economic cycle. We also continued to identify growth areas, focus on customers and deliver innovative products. Overall, we believe that Thomson Reuters has strong businesses and differentiating competitive advantages in many of our customer segments and in geographic areas where we sell our products and services. We also have talented, dedicated people. However, there are some things that we are focused on improving. As a result, 2011 was a year of change for our company. In the second half of the year, we announced that we planned to collapse our divisional structure (which consisted of Markets and Professional) and that we would operate Thomson Reuters as a group of strategic business units with a single corporate center to support them. These changes (which became effective on January 1, 2012) are intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company.

Three-Year Overview
2009
•      We completed our first full year of integrating legacy Thomson and legacy Reuters businesses
•      We focused on capitalizing on our new Thomson Reuters global brand and presence to drive international growth. As part of our globalization strategy, we completed 31 acquisitions, 16 of which were outside of the United States
•      We added Reuters News into global Westlaw offerings and reflected our comprehensive news coverage in many of our products

2010
•      We focused on restarting growth and returned to revenue growth in the second half of 2010
•      We launched a number of new product platforms, including:
m      WestlawNext – our next generation legal research platform
m      Thomson Reuters Eikon – our flagship financial information desktop
m      ONESOURCE – our global tax workstation
m      Thomson Reuters Elektron – our financial markets network and managed services environment
•      We completed 26 acquisitions to support new initiatives such as global expansion and our Governance, Risk & Compliance business
•      We consolidated and integrated technology platforms to achieve cost savings and increase flexibility and scalability

2011
•      Our 2011 revenue growth was 5% before currency
•      We completed 39 acquisitions, investing in faster growing international markets, with a particular emphasis on rapidly developing economies such as Brazil
•      We simplified our business unit structure and realigned our sales force more closely with our markets, customers and products
•      On December 31, 2011, our CEO (Thomas H. Glocer) stepped down and our CFO (Robert D. Daleo) retired. James C. Smith became our new CEO and Stephane Bello became our new CFO as of January 1, 2012
•      We completed our Reuters integration programs

As of January 1, 2012, we are organized in four business units:

—
Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk comprises the financial businesses that previously were part of our Markets division, plus some of our Governance, Risk & Compliance businesses that were previously included within our Legal segment;

—	Legal, a leading provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

Thomson Reuters Annual Report 2011

•	Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific resources that enable our customers to discover, develop and deliver breakthrough innovations.

We also created a new Global Growth & Operations organization which works across our business units to identify opportunities in faster growing geographic areas.

This section describes our businesses as organized as of January 1, 2012. For more information on our divisional and segment financial results under our reporting structure as it existed through December 31, 2011, please see the “Management’s Discussion and Analysis” section of this annual report.

Our key priorities for 2012 are:

•	Restarting growth in our Financial & Risk business;

•	Investing in higher growing market segments and adjacent market segments;

•	Utilizing the strengths and advantages of our global businesses; and

•	Accelerating development and expanding our position in faster growing geographic areas around the world.

BUSINESS MODEL AND KEY OPERATING CHARACTERISTICS

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. The table below describes some of our key operating characteristics.

Industry leader	• #1 or #2 in most of the market segments that we serve
Balanced and diversified
•      Four distinct core customer groups
•      Geographical diversity – our revenues in 2011 were 58% from the Americas, 30% from Europe, the Middle East and Africa (EMEA) and 12% from Asia
•      Our largest single customer accounted for approximately 1% of our 2011 revenues

Attractive business model	• 86% of our 2011 revenues were recurring • Strong and consistent cash flow generating abilities
Strong technology platforms and valuable content	• Proprietary databases and deeply embedded workflow tools and solutions • 90% of our 2011 revenues were from information delivered electronically, software and services
Disciplined financial policies	• Focus on free cash flow growth • Strong and stable capital structure • Dividends are a key component of total shareholder return (which we supplement with share repurchases from time to time)

FINANCIAL & RISK

Financial & Risk provides critical news, information and analytics, enables transactions and brings together communities that allow trading, investing, financial and corporate professionals to connect. Financial & Risk also provides leading regulatory and operational risk management solutions.

We believe that Financial & Risk’s information, supporting technology and infrastructure help our customers generate superior returns, improve risk and compliance management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets. Financial & Risk customers access our information, analytics and trading communities through our desktop solutions, datafeeds and mobile applications across a wide range of devices.

Financial & Risk currently serves four end-user groups:

•	Trading;

•	Investors;

•	Marketplaces; and

•	Governance, Risk & Compliance (GRC).

Thomson Reuters Annual Report 2011

TRADING

The Trading business serves the financial community by allowing market participants to connect, access rich content and trade in a secure environment. Trading provides customers a combination of the Thomson Reuters Eikon desktop, the Thomson Reuters Elektron network, content integration and management technology, content feeds and databases and transactions infrastructure. This combination of solutions supports the trading activities of buy-side and sell-side customers in foreign exchange (FX), fixed income and derivatives, equities and other exchange-traded instruments, and in the commodities and energy markets.

Our content and technology enable firms to efficiently obtain real-time and non-real-time content to make business and trading decisions and meet regulatory requirements. Our solutions enable users to develop and execute trading strategies quickly, efficiently and securely and provide a combination of deep, global cross-asset news and content combined with sophisticated pre-trade decision-making, communication and trade connectivity tools.

In 2011, our Trading business continued to roll out, enhance and develop our flagship information desktop, Thomson Reuters Eikon. We launched a specialist version of Eikon designed to meet hedge funds’ needs by combining Eikon and Thomson Reuters Elektron functionality. Through acquisitions, we also added more specialist data on the agricultural and metals markets to help support the growth of our commodities and energy business.

In 2011, we continued to progress Thomson Reuters Elektron, our high performance trading and data infrastructure which enables both our next generation real-time feeds and managed service solutions. To date, we have launched Thomson Reuters Elektron hosting facilities in 10 key financial centers, offering real-time data from more than 250 exchanges and over-the-counter (OTC) markets and hundreds of price contributors covering over 14 million instruments. We also began to incorporate Thomson Reuters and third party applications into Elektron, supplying an integrated architecture to support every part of the trade lifecycle. In addition, our Elektron hosting infrastructure allows us to deploy specific client applications, offering access to our breadth of market data and data management capabilities in a managed service environment.

The Trading business also upgraded the Thomson Reuters Enterprise Platform with significant performance improvements and enhanced analytics capabilities to deliver new value to both our existing customers and the Thomson Reuters Elektron infrastructure.

Trading also launched the world’s first Islamic finance benchmark rate which is designed to provide an objective and dedicated indicator for the average expected return on Shariah-compliant short-term interbank funding.

The following table provides information about Trading’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Eikon, Reuters 3000 Xtra	Flagship desktop products providing pre-trade decision-making tools, news, real-time pricing, trading connectivity and collaboration tools	Trading professionals, salespeople, brokers and financial analysts
Thomson Reuters Elektron	High-speed resilient financial markets network and managed services environment
Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators

Thomson Reuters Real Time	Real-time datafeeds related to programmatic and automated trading, market and credit risk, instrument pricing and portfolio management and valuations	Financial institutions
Thomson Reuters Enterprise Platform	Software platform for integrating and distributing real-time and historical financial information	Financial institutions

COMPETITION

Trading’s information products compete with Bloomberg, SunGard, Telekurs and IDC as well as local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick and Xinhua Finance. Trading’s real-time datafeeds compete with Bloomberg, S&P, IDC and its market data delivery offerings compete with specialty technology providers, exchanges such as NYSE Euronext and large IT vendors such as IBM.

Thomson Reuters Annual Report 2011

INVESTORS

The Investors business provides our buy-side and off-trading floor customers with information, analytics, workflow and technology solutions. These solutions enable effective decision-making, drive performance and help meet regulatory requirements for our customers in investment management, investment banking, wealth management, hedge funds and corporate services.

Investors’ customers have direct, real-time access to the global content sets needed for intelligent decision-making, such as fundamentals, estimates, economic indicators, ownership data, broker research, deals data, equity and fixed income data, filings, exchange data, tick history as well as historical and time series data. Our customers also have access to pricing and reference data for their middle and back offices for trade matching and settlement, risk management and analysis and portfolio evaluation. In 2011, Investors’ solutions provided independent, accurate and timely pricing information for approximately 2.5 million fixed income, derivatives instruments and loans. Investors’ proprietary sources of content include I/B/E/S, Datastream, Lipper, StarMine, Extel, First Call, IFR and Reuters news.

To capitalize on growth opportunities in Asia and an established customer segment in Europe, we added a range of market monitoring and decision support tools for wealth managers to our Thomson Reuters Eikon flagship desktop. We also continued to grow our Thomson Reuters indices business by expanding both the asset classes and regions covered, particularly in the growing Islamic finance area.

The following table provides information about Investors’ major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson ONE platform	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow
Portfolio managers, buy-side research analysts and associates, investment bankers, consultants, lawyers, private equity professionals, wealth management and high net worth professionals

Corporate customers including investor relations officers, public relations officers, strategy and research professionals, treasurers and finance professionals

Thomson Reuters Datastream	Sophisticated historical time-series analysis that enables the visualization of economic and asset class trends and relationships	Economists, strategists, portfolio managers and research analysts
Thomson Reuters Deals Business Intelligence	Analysis and reporting tools for business planning, including performance, market share and targeting	Business management and strategy teams in investment banks
Lipper	Mutual fund information, benchmarking data, performance information and analysis	Asset management professionals including fund marketing, sales, product development, performance measurement, financial intermediaries and individual investors
Thomson Reuters Datascope	Data delivery platform for non-streaming cross asset class content globally	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

COMPETITION

Our Investors business competes with Bloomberg, FactSet, S&P/Capital IQ, Morningstar, SunGard Data Systems, Broadridge Financial Solutions, IDC, Telekurs and other companies.

MARKETPLACES

The Marketplaces business operates electronic trading venues which provide access to liquidity in over-the-counter markets, trade execution and connections for market participants and communities of financial professionals worldwide. Marketplaces also provides post-trade services globally, enabling banks, brokers and electronic marketplaces to seamlessly connect with their counterparties.

Thomson Reuters Annual Report 2011

The following table provides information about Marketplaces’ major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Dealing	Peer-to-peer conversational trading product primarily related to FX and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
Thomson Reuters Matching	Anonymous electronic FX trade matching system, providing trading in spot and forwards FX and prime brokerage capabilities	FX traders, sales desks and hedge funds
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

COMPETITION

On the foreign exchange side, Marketplaces competes with the large inter-dealer brokers, such as ICAP’s EBS platform and Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg.

GOVERNANCE, RISK & COMPLIANCE

Through its flagship product suite, Thomson Reuters Accelus, our Governance, Risk and Compliance (GRC) business connects our customers’ strategy, operations and business transactions to the ever-changing regulatory environment.

Thomson Reuters Accelus is a comprehensive suite of solutions that provides informed outcomes to highly regulated industries (such as financial services) and law firms that serve these industries.

In 2011, we acquired World-Check, a leading global provider of financial crime and corruption prevention information.

The following table provides additional information about GRC’s major flagship brand.

Major Brand	Type of Product/Service	Target Customers
Thomson Reuters Accelus	Information-based governance, risk and compliance products and services	Corporate compliance, audit and risk management professionals and law firms

COMPETITION

GRC’s products and services compete with a wide variety of global, regional and niche competitors. GRC’s compliance, audit and risk products compete with Wolters Kluwer Compliance Resource Network, CCH Team Mate, Protiviti, BWise and MetricStream. In the financial crime and reputational risk market, key competitors include Dow Jones, LexisNexis and Actimize, while governance, transactions and legal risk products compete with LexisNexis, Bloomberg and Practical Law Company.

LEGAL

Legal is a leading provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world. Legal offers a broad range of online services that utilize our electronic databases of legal, regulatory, news, public records and business information. Legal’s products and services include legal research solutions; software-based workflow solutions; compliance solutions; marketing, finance and operations software and consulting services; and legal process outsourcing services.

Legal is currently organized in four customer-focused businesses:

•	Large law firms;

•	Small law firms and consumers;

•	Corporate counsel; and

•	Government.

Thomson Reuters Annual Report 2011

Westlaw is Legal’s primary global online delivery platform. Westlaw offers authoritative content, powerful search and collaboration features and navigation tools that enable customers to find and share specific points of law, build tables of authorities and search for topically-related commentary. Introduced in the United States in 2010, our next-generation service, WestlawNext, delivers improved search, research organization and efficiencies to help legal professionals control costs and provide better customer service. Through research sharing capabilities, WestlawNext enables law firms and their clients to work in teams and collaborate on projects. WestlawNext is also available through an iPad application and mobile site.

In 2011, we launched a country-specific version of Westlaw in Australia as well as a service for legal professionals in the Middle East. We also provide versions of Westlaw for legal professionals in Canada, Chile, China, Hong Kong, India, Ireland, Japan, Spain, the United Kingdom and other countries. Legal also has country-specific online legal research services, some of which are sold under brand names other than Westlaw, in Argentina, Australia, France, New Zealand and the United Kingdom. In 2011, we also launched Revista dos Tribunais Online, the first online legal research service in Brazil, less than a year after completing the acquisition of Brazilian legal book publisher Editora Revista dos Tribunais.

Through Westlaw International, we offer our online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service.

Westlaw Litigator Solutions is a complete suite of software, services and legal research tools that help lawyers work more productively and efficiently during all phases of litigation, including discovery, document review, drafting, expert witness selection and evaluation, and trial preparation and presentation.

Our Legal business also has products and services to support the client development and back office business functions of a law practice, including FindLaw, a leading provider of online marketing and client development solutions for law firms, and Elite, a leading provider of integrated software applications to help professional service organizations with their financial and practice management, matter management, accounting and billing.

The following table provides information about Legal’s major brands.

Major Brands	Type of Product/Service	Target Customers
West WestlawNext Westlaw	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
West LegalEdcenter	Continuing legal education materials and seminars	Lawyers and legal professionals
Sweet & Maxwell (U.K.) Aranzadi (Spain) Brookers (New Zealand) La Ley (Argentina) Lawtel (U.K. and E.U.) Revista dos Tribunais (Brazil) Carswell (Canada)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
Elite Elite 3E Elite Enterprise ProLaw Thomson Reuters Engage eBillingHub MatterSphere LawSoft
Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management
Professional services organizations, lawyers, law firm finance and technology organizations
FindLaw Super Lawyers Hubbard One	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services	Lawyers, legal professionals and consumers
Hildebrandt Institute	Benchmarking, research and thought leadership services	Lawyers and other legal professionals
Westlaw Litigator Westlaw CaseLogistix West Case Notebook Westlaw Drafting Assistant Westlaw Court Express West RealLegal Thomson Reuters Expert Witness Services
Online research tools, case analysis software and deposition technology. Expert witness, document review and document retrieval services and drafting tools to support each stage of the litigation workflow
Lawyers, paralegals, courts and court reporters

Thomson Reuters Annual Report 2011

Major Brands	Type of Product/Service	Target Customers
Serengeti	Electronic billing and matter management software	Corporate counsel and law firm professionals
Pangea3	Legal process outsourcing services	Corporate and law firm legal professionals

COMPETITION

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg (which acquired BNA in 2011), as well as practice and matter management software, client development and other services to support legal professionals.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

In 2011, Tax & Accounting continued its global expansion through new product introductions, product line extensions for ONESOURCE and Checkpoint and by entering the government tax automation sector, through the acquisition of Manatron.

Tax & Accounting’s businesses are:

•	Corporate, which provides federal, state, local and international tax compliance, planning and management software and services to companies around the world;

•	Indirect, Property and Trust, which provides software for managing compliance of indirect, property and trust taxes, as well as tax information reporting;

•	Professional, which provides a suite of tax, accounting, digital documentation and practice management software and services to accounting firms;

•	Knowledge Solutions, which provides information and research for tax and accounting professionals as well as certified professional education (CPE) tools; and

•	Government, which provides integrated property tax management and land registry solutions.

The following table provides information about Tax & Accounting’s major brands.

Major Brands	Type of Product/Service	Target Customers
ONESOURCE
Workstation that integrates global tax compliance software with local tax tools in a growing number of countries to manage a company’s entire tax workflow. The workstation links an organization’s global staff, controllers and finance personnel with tax advisors and auditors on one system, supporting compliance across corporate income, indirect, property, trust, fringe benefits and other taxes and reporting requirements. ONESOURCEproducts and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, transfer pricing, tax return compliance, tax and information reporting, accounts production, and overall workflow management
Corporate, legal, bank and trust market and large accounting firms
CS Professional Suite
Integrated suite of software applications, including leading products such as UltraTax CS and Practice CS, that encompass every aspect of a professional accounting firm’s operations - from collecting customer data and posting finished tax returns to the overall management of the accounting practice
Small to medium accounting firms

Thomson Reuters Annual Report 2011

Major Brands	Type of Product/Service	Target Customers
Enterprise Suite	Solutions for tax preparation, engagement, practice management and document and workflow management, including GoSystem Tax RS and GoFileRoom	Large accounting firms
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments
Checkpoint
Platform integrating information, applications, expert guidance and workflow tools from Tax & Accounting brands including RIA, WG&L and PPC, as well as primary sources and third party content providers
Accounting firms, corporate tax, finance and accounting departments, law firms and governments
Checkpoint Learning	Online platform for continuing professional education and training, integrating global research, courses and certification with credit-tracking capability for individuals and firms	Accounting firms, corporate tax, finance and accounting departments
Checkpoint World	Online offering combining global research, news and guidance on international tax and accounting practices to effectively manage cross-border transactions	Accounting firms, corporate tax, finance and accounting departments of multinational corporations
Government Revenue Management (GRM)	End-to-end software and services that empower governments worldwide to manage revenue through automated land and property tax administration	National, state and local governments responsible for property registration, tax generation and collection

COMPETITION

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer (which includes CCH). Other major competitors include Intuit in the professional software and services market and CORPTAX (owned by Corporation Services Company) and Vertex in the corporate software and services market. Tax & Accounting also competes with other providers of software and services.

INTELLECTUAL PROPERTY & SCIENCE

Our Intellectual Property & Science business provides comprehensive intellectual property (IP) and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

Intellectual Property & Science is organized in three businesses:

•
IP Solutions, which provides patent and trademark content and services that help corporate and legal IP professionals drive new growth opportunities, protect IP assets and create maximum value from their IP portfolio;

•	Life Sciences, which helps accelerate pharmaceutical research and development by providing decision support information and analytics to pharmaceutical and biotechnology companies; and

•
Scientific & Scholarly Research, which enables discovery and fosters collaboration by providing access to the world’s critical research, as well as analytics designed to maximize returns on research funding and tools to publish peer-reviewed articles.

Thomson Reuters Annual Report 2011

The following table provides information about Intellectual Property & Science’s major brands.

Major Brands	Type of Product/Service	Target Customers
SERION	Suite of trademark research solutions within a web-based workflow environment for screening, searching, watching and protecting global brands	Trademark attorneys, paralegals, marketing executives, name generators and competitive intelligence analysts in corporations and law firms
Thomson IP Manager	Enterprise-level, highly configurable intellectual asset management solution for patents, trademarks, licensing agreements, invention disclosures and conflicts	IP portfolio managers, docketing administrators, IP counsel, attorneys, paralegals
Thomson Innovation	Leading IP intelligence and collaboration platform with comprehensive content, powerful analysis and visualization tools and market insight	IP counsel, attorneys, information professionals, heads of research and development, licensing executives, business strategists, business intelligence analysts and M&A executives
IP Services	Global network of highly experienced experts skilled in patent search and analytics, licensing, preparation and prosecution, IP management administration and litigation	Business executives, IP counsel, strategists, business developers, patent attorneys, IP specialists
Thomson Reuters Cortellis	Integrated platform containing authoritative R&D drug pipeline information, patents, deals, company information, breaking industry news and conference coverage	Business development, licensing and investment professionals at pharmaceutical and biotechnology companies
Thomson Reuters Integrity	Detailed information for scientists and researchers that integrates biology, chemistry and pharmacology data to support drug discovery and development	R&D scientific professionals at pharmaceutical and biotechnology companies
Life Sciences Professional Services	Analysts with deep pharmaceutical and life science knowledge who apply disease understanding and patient needs to discovery, clinical development and launch	Life science, pharmaceutical and biotechnology companies
Thomson Reuters Web of Knowledge
Comprehensive and integrated platform that includes proprietary Thomson Reuters databases as well as third party-hosted content, editorially selected websites and tools to access, analyze and manage research information. Features Web of Science abstracted/indexed journals, articles with cited references and conference proceedings
Research scientists and scholars at government agencies, research libraries and universities and colleges
EndNote	Comprehensive collection of bibliographic resources that are searchable online to automatically organize and locate full-text references, enabling group collaboration	Researchers, scholarly writers, students and librarians
Research Analytics	Research evaluation, benchmarking, management and decision support tools and services	Academic and research institutions, governments, not-for-profits and funding agencies
ScholarOne	Peer-review workflow solutions that streamline and accelerate submission to publication	Publishers, organizations and associations

Thomson Reuters Annual Report 2011

COMPETITION

Primary competitors of the IP Solutions business include Corsearch, CPA Global, LexisNexis, Minesoft and patent office sites. Primary competitors of the Life Sciences business are Reed Elsevier, Wolters Kluwer, Informa and Chemical Abstracts Services. Primary competitors of the Scientific & Scholarly Research business are Reed Elsevier, Wolters Kluwer, ProQuest, EBSCO, Aries and Google Scholar.

GLOBAL GROWTH & OPERATIONS

Our new Global Growth & Operations (GG&O) organization works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to expand our presence and development in countries and regions where we believe the greatest growth opportunities exist. Geographic areas that GG&O is currently focused on include Latin America, China, India, the Middle East, Africa, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey.

MEDIA

Powered by approximately 3,000 journalists reporting from nearly 200 bureaus around the world, Media is organized in two businesses.

•
Our Reuters News Agency business provides the world's media companies with fast, accurate and extensive coverage of global, regional and national news in 20 languages covering politics, business, finance, entertainment, lifestyle, technology, health, science and sports. We also provide live/breaking news and file-based delivery of news video, a rich video archive, up-to-the minute photographs from our global network of over 600 photojournalists/videojournalists and an online picture archive that consists of over five million images. Our graphics provide a visual analysis of top world events and our multimedia news services include prioritized, ready-to-publish online reports, video and picture selections designed for digital platforms.

•
The Consumer Publishing business includes the advertising-supported, direct-to-consumer publishing activities of Reuters.com and its global network of websites, mobile applications and electronic out-of-home displays.

Primary competitors of our Reuters News Agency business include the Associated Press, Agence France-Presse and Getty Images. Primary competitors of our Consumer Publishing business include WSJ.com, Bloomberg.com, Forbes.com, CNNMoney.com and FT.com.

OTHER BUSINESSES

From time to time, we sell businesses that are no longer aligned with our strategic focus. We provide information on the performance of these “other businesses” separately from our reportable segments. Most notably, “other businesses” includes our Healthcare business. In December 2011, we suspended the divestiture process for Healthcare. We are committed to continuing to invest in and grow our Healthcare business until improved market conditions allow us to complete a transaction at attractive terms. In February 2012, we also announced our plans to sell three additional businesses – Tax & Accounting’s Property Tax Services business, Legal’s Law School Publishing business and Financial & Risk’s eXimius business.

HEALTHCARE

Our Healthcare business is a leading provider of information, tools, analytics, services and decision support solutions. These solutions enable hospitals and health systems, clinicians, employers, health plans and governments to more effectively manage the cost and quality of their healthcare spending and delivery, improve their market positioning, manage the changing risk landscape and drive enterprise growth.

In 2011, Healthcare launched several new capabilities, including expanded solutions to help plan members navigate and manage their benefits, assist clinicians in making informed pediatric medication safety decisions, improve outcomes and reduce risk using clinical evidence and improve how hospitals report on quality measures while meeting federally-mandated meaningful use requirements. Healthcare’s capabilities also help employers, health plans and government agencies improve the accuracy and appropriateness of payments, and researchers now access and use our MarketScan databases to understand and measure healthcare patterns.

Thomson Reuters Annual Report 2011

The following table provides information about Healthcare’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Advantage Suite Consumer Advantage HIE Advantage
Decision support systems, fraud, waste and abuse detection, market intelligence, benchmarking and research for managing the purchase, administration and delivery of healthcare services and benefits. Interoperability platform enabling real-time data exchange
Employers, governmental healthcare purchasers, state designated entities and stakeholders, managed care and insurance companies, pharmaceutical companies and health services research providers
Thomson Reuters Micromedex Xpert Suite
Comprehensive evidence-based clinical decision support for medication safety, disease treatment, patient education, toxicology and poison control. Clinical dashboards that present surveillance, prevention and intervention opportunities in real time
Physicians, nurses, pharmacists, health professionals in hospitals and other care facilities, retail pharmacies, poison control centers, corporations, government agencies
Thomson Reuters Discovery Suite CareDiscovery IntegrationDiscovery ActionOI
Clinical data integration and performance improvement solutions integrated with analytics and services designed to help reduce risk, understand population health, focus resources, coordinate care, and evaluate and manage performance
Hospitals and health systems, administrative staff, service line planners, patient safety and quality managers, business development, marketing, and financial and operations managers

CORPORATE HEADQUARTERS

Our corporate headquarters seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ four primary areas of focus are strategy and capital allocation, technology and innovation, talent management and brand management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our corporate headquarters are located in New York, New York with key operations in the United Kingdom, India, Eagan, Minnesota and Stamford, Connecticut.

TECHNOLOGY

In 2011, technology-related capital expenditures represented approximately 90% of our total capital expenditures for the year. As the number of professionals around the world grows, we believe that there will be an increasing demand to access our products and services faster and easier with compelling user interfaces on devices that best meet customers’ workflows. By operating as a single, cohesive technology organization, we believe bringing together our talent, platforms and processes will improve our agility and interoperability of technology assets, resulting in a more knowledgeable and connected customer. We offer business models and applications for a variety of operating systems, device types and geographic areas in our efforts to keep pace with the speed of adaptation and change in the industry.

In 2011, we focused on improving our operational efficiency by shifting spend from maintenance and infrastructure to new product development and delivering strategic technology capabilities using consistent and common platforms. For example, in early 2011, we centralized management information systems, resulting in standardization and simplification of our application portfolio. In addition, we consolidated a number of platforms for a more streamlined and efficient organization.

Behind our innovative products and technology is our expert-enriched content. We believe that the smart application of technology improves the relevance of information and speed of delivery to our customers, leading to cost savings for our customers and Thomson Reuters. We continue to differentiate ourselves in key areas such as search, semantic technologies, linked data and user interface design. We also recognize the value in deeply understanding customer behaviors to help improve our products and grow our revenues. We began leveraging best practices in the businesses to improve our analytics capabilities across the enterprise. We also seek to protect the privacy of our customers, and we regularly monitor the information security of our applications and systems.

Thomson Reuters Annual Report 2011

INTELLECTUAL PROPERTY

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

RESEARCH AND DEVELOPMENT

Innovation is essential to our success and is one of our primary bases of competition.

We undertake significant R&D which is then incorporated into our products, services and technology. Our R&D team includes research scientists and software developers with backgrounds in mathematics, linguistics, psychology, computer science and artificial intelligence.

We have filed a number of patents on topics such as system ranking, information storage, data mining, information patterns, forecasting, valuation and routing trade orders. We have also published academic papers on topics such as machine learning algorithms and information retrieval. In addition to a dedicated corporate R&D team, our business units also use innovative technology to develop products and services.

SALES AND MARKETING

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is an integral part of the way we do business. We have a CR policy that describes how we manage our impact in four areas: the community (the places and societies in which we operate), our workplace (employees), the environment and the marketplace (customers, suppliers and investors). By articulating focus areas, we are able to define our responses to global standards and charters in ways that are meaningful to our business.

In 2011, we began developing a new approach to CR that is more reflective of our business and more responsive to the needs and expectations of our stakeholders. We created a CR governance committee comprised of representatives from across our business. The committee oversees the review and updating of key CR policies and seeks to ensure a common approach across Thomson Reuters.

COMMUNITY

In 2011, we developed a new internal philanthropy platform which is based on employee feedback and with more capabilities to reflect our full range of community activities. Our employees exemplified a commitment to the community by volunteering over 20,000 hours in 2011. We also recognize and reward employee community service efforts through our Community Champion Awards program with company donations to support initiatives across the globe.

The Thomson Reuters Foundation, a not-for-profit organization supported by our company, leverages skills and expertise across our organization to increase trust in, and access to, the rule of law, saving lives through the provision of trusted information and improving standards of journalism. In 2011, the Foundation successfully launched TrustLaw Woman, a hub for news and information on women’s rights, and YouTrust.org, a social media platform that enables our community to easily share multimedia information and create their own campaigns.

The Thomson Reuters Foundation is focused on three major programs:

•
TrustLaw – a hub for pro bono legal assistance that connects non-governmental organizations and social entrepreneurs to a network of law firms and general counsels willing to provide free legal support.

•
AlertNet – a humanitarian news website covering crises and emergencies around the world. AlertNet’s Climate Change site explores how climate change is impacting the world’s poorest and most vulnerable populations.

•	TrustMedia – global communication and journalism training programs. TrustMedia builds on a 30-year-history of training journalists across the world and is also involved in media development projects.

Thomson Reuters Annual Report 2011

WORKPLACE

Our business is founded on integrity, independence and freedom from bias which is codified through the Thomson Reuters Trust Principles and complemented by our Code of Business Conduct and Ethics, which we updated in 2011, and our newly implemented anti-bribery and anti-corruption policy. All of our employees are required to acknowledge our Code of Business Conduct and Ethics, which reflects our values as a company and our approach to doing business.

ENVIRONMENT

We derived 90% of our 2011 revenues from information delivered electronically, software and services. We believe that our efforts over the last decade to move more of our business from print to electronic delivery has saved vital natural resources and chemicals in printing and the shipping process. However, we recognize that as a provider of electronic information, we have an increasing responsibility to operate our data centers and our global real estate portfolio as efficiently as possible.  We issued a new global environment, health and safety policy in 2011 that sets forth our commitment to conducting our business operations and activities in compliance with applicable environmental laws and regulations and in an environmentally responsible manner.

We continue to develop our understanding of our business-wide environmental impact. We are also improving our data collection methodology to compute our annual environmental impact, or carbon footprint. In conjunction with this baseline work, we are developing an environmental sustainability strategy for carbon management across our business.

We promote environmental best practices through our network of over 75 employee-driven “Green Teams” around the world, enabling them to share ideas and promote new initiatives, such as focusing on energy saving initiatives and promoting office recycling.

MARKETPLACE

We have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards. Throughout 2011, we updated the code to reflect new anti-bribery and anti-corruption legislation and additional suppliers have agreed to comply with the code in operating their businesses and providing services to us. We also provide products and services which support our CR focus – Asset4 provides environmental, social and governance data to our customers and PointCarbon provides news and content for the energy and environmental markets.

ACQUISITIONS AND DISPOSITIONS

During the last three years, we made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisition spending to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. Key tactical acquisitions in 2011 included Manatron, Mastersaf, Rafferty Capital Markets and World-Check.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. In 2011, we sold our BARBRI business and our Scandinavian Legal and Tax & Accounting businesses. In December 2011, we suspended the divestiture process for our Healthcare business. For more information on acquisitions and dispositions that we made in the last three years, please see the “Management’s Discussion and Analysis” section of this annual report.

Thomson Reuters Annual Report 2011

EMPLOYEES

The following table sets forth information about our employees as of December 31, 2011. Employee information below reflects our structure as of that date.

Thomson Reuters	60,500
Americas	28,500
Europe, Middle East and Africa	12,300
Asia	19,700

Professional division	29,200
Legal	15,400
Tax & Accounting	5,600
Intellectual Property & Science	3,600
Other	2,500
Healthcare	2,100
Markets division	27,800
Corporate headquarters	3,500

We believe that we generally have good relations with our employees, unions and work councils, although we have disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

PROPERTIES AND FACILITIES

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2011.

Facility	Approx. sq. ft.	Owned/Leased	Principal use
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York	481,700	Owned/Leased2	Thomson Reuters headquarters and Financial & Risk operating facilities
195 Broadway, New York, New York	435,200	Leased	Financial & Risk and Tax & Accounting offices
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting headquarters and operating facilities
Boston, Massachusetts1	358,300	Leased	Financial & Risk operating facilities
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
RMZ Infinity, Bangalore, India	248,000	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center

1	Consists of three addresses.

2
We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. 481,700 sq. ft. represents the net amount of space that we currently occupy / hold under our lease. The main lease covers a total of 692,200 sq. ft., of which 210,500 sq. ft. has been sub-leased.

Thomson Reuters Annual Report 2011

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty and future downturns in the markets that we serve.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in our major markets in North America, Europe and Asia. In 2011, uncertainty in global economic and market conditions caused disruptions and volatility worldwide, particularly in the financial services industry. In addition, there have been market concerns regarding the recent European debt crisis as well as uncertainty regarding the Euro.

The financial services industry remains increasingly challenged with heightened regulatory scrutiny, increasing capital requirements and low overall anticipated market growth. In 2011, the combination of these factors put intense pressure on financial institutions’ profitability and returns, forcing many of them to reduce their staff. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions or suspensions could adversely affect our Financial & Risk business. Any one or more of these events may contribute to reduced activity by our customers, decrease demand for our products and services, and adversely affect suppliers and third parties on whom we depend.

Uncertain and changing economic conditions have also impacted the legal industry, causing a number of law firms to increase their focus on reducing costs. In 2011, we derived approximately 85% of our ongoing business revenues from our financial and legal businesses. Cost-cutting by any of our customer segments may also adversely affect our financial results.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, services and news are highly competitive and subject to rapid technological changes and evolving customer needs. Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience. We also compete with smaller and sometimes newer companies, some of which may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

Our competitors are also continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. Our competitors may acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. As a result, some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours. This could diminish the relative value of some of our products or services. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings. Competition may require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our financial condition and results of operations could be adversely affected.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs and maintaining a strong position in the sectors that we serve. As the information and news services industries continue to undergo rapid evolution, we must be able to anticipate and respond in a timely and cost effective manner to our customers’ needs, industry trends and technological changes in order to maintain and improve our competitiveness.

Thomson Reuters Annual Report 2011

Over the last few years, we made significant investments in the development and promotion of our products, such as WestlawNext, Thomson Reuters Eikon and Thomson Reuters Elektron. In 2011, we experienced a number of challenges related to the launch and development of Thomson Reuters Eikon. While we believe that we have made significant progress over the last few months improving the performance, stability and functionality of Thomson Reuters Eikon, if our Financial & Risk customers’ adoption rates for new products and services targeted to financial services professionals are lower than our expectations, our results of operations may be adversely affected. While adoption rates for WestlawNext have been strong and we believe that lawyers recognize the product’s value, the law firm industry (particularly in the U.S.) continues to be challenging as law firms remain under pressure by their clients to control costs, including spending on legal research. As a result, we experienced a slight decline in U.S. legal research revenues in 2011. While we have been allocating greater amounts of capital to other parts of our Legal business that we believe present the highest growth opportunities, a further decline in our legal research revenues could adversely affect our results of operations.

In addition, we plan to grow by attracting new customers and continuing to expand into new geographic markets such as Asia, Latin America and the Middle East. It may take us a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate revenues may be adversely affected.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, several companies and organizations have made certain legal and financial information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products. Public sources of free or relatively inexpensive information may reduce demand for our products and services. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

We are dependent on our ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the continued capacity, reliability and security of our electronic delivery systems and the Internet. Any significant failure, compromise, cyber-breach or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause our systems to operate slowly or could interrupt service for periods of time. Any breach of data security caused by one of these events could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation. Our reputation could also be damaged and customers could lose confidence in our security measures, which would harm our business. Any of these could have a material adverse effect on our business and results of operations.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, handle and deliver data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Thomson Reuters Annual Report 2011

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2011, 86% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, however, certain arrangements are cancelable quarterly, particularly within our Financial & Risk business. In addition, the renewals of longer-term arrangements are often at the customer’s option. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal, Intellectual Property & Science and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and migrating away from higher margin print products. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. In addition, we rely on third party service providers for telecommunications and certain human resources administrative functions. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. If we are unable to renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation.

We may be impacted by legislative and regulatory changes that impact our customers’ industries, in particular customers of our Financial & Risk business. In 2010, the Dodd-Frank Act was adopted in the United States and similar laws and regulations may be adopted in the future in other countries. Legal and regulatory changes, including regulations to implement the Dodd-Frank Act, may impact how we provide products and services to our customers.

Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. Laws relating to communications, privacy and data protection, e-commerce, direct marketing and digital advertising and the use of public records have also become more prevalent in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Existing and proposed legislation and regulation, some of which may be conflicting on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws), may also increase our cost of doing business. Although we have implemented policies and procedures that are designed to ensure compliance, we could be subject to fines or penalties as well as reputational harm for any violations.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect our results. Changes in tax laws or tax rulings may also adversely affect our effective tax rate or require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

If we are unable to successfully adapt to recent organizational changes, our reputation and results of operations could be impacted.

We have been experiencing significant organizational changes over the last year following the elimination of our two divisions and the restructuring of our business units. These changes included several senior leadership changes, including a new CEO and CFO of our company and new Presidents for each of our business units. We also realigned the salesforce for our Financial & Risk business to be closer to its customers, products and market segments. Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of these recent internal organizational changes.

Thomson Reuters Annual Report 2011

If we do not continue to recruit, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. In recent years, competition for professionals in our financial services and legal businesses has escalated and intensified as other companies seek to enhance their positions in our market segments. In addition, our recent organizational changes could cause our employee attrition rate to increase. We may not be able to continue to identify or be successful in recruiting, motivating or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategies. As greater focus has been placed on executive compensation at public companies, in the future, we may be required to alter our compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities. In 2011, approximately two-thirds of our total acquisition spending was on companies based outside of North America.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We may be required to take additional future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record a non-cash impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

We recently incurred a $3.0 billion goodwill impairment charge for 2011. This non-cash charge was due to weaker than expected performance by our Markets division. We cannot accurately predict whether we will have any future impairment charges. If we were required to record additional impairment charges in the future, our financial condition and results of operations could be adversely affected.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

Thomson Reuters Annual Report 2011

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation alleging infringement of intellectual property rights, employment matters, breach of contract and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations.

From time to time, we have been sued by other companies for allegedly violating their patents. We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the U.S. Patent Office, and the litigious environment that surrounds patents in general, has increased patent infringement litigation over the last few years. Increasingly, our company (as well as other companies) have experienced more alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While we do not believe that we have engaged in any anti-competitive behavior related to RIC symbols, we offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. As a result of market testing (as prescribed by European Union law), the European Commission recently advised us that our proposed commitments were insufficient to meet its concerns. We continue to cooperate fully with the European Commission.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Currency and interest rate fluctuations and either the reintroduction of individual currencies within the Eurozone or the dissolution of the Euro may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact.

We monitor the financial stability of the foreign countries in which we operate. In particular, we are closely watching conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Eurozone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

Thomson Reuters Annual Report 2011

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside of our control. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 55% of our shares as of March 1, 2012. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

We have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of, various companies and businesses. In particular, acquisitions have been an important part of our growth strategy over the last several years. In 2011, we closed 39 transactions. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or current business portfolio. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Annual Report 2011

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Founders Share enables the Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations for 2011 compared to 2010. We recommend that you read this in conjunction with our 2011 annual financial statements. This management’s discussion and analysis is dated as of March 7, 2012.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

How this section is organized - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of 2011 highlights, 2012 objectives and information about our business;

•	Results of Operations – a comparison of our 2011 and 2010 results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2012;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after December 31, 2011 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “€” are to Euros. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2012 financial outlook;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Annual Report 2011

OVERVIEW

KEY HIGHLIGHTS

Our 2011 results once again demonstrated the resilience of our business in demanding times. We continued to invest and acquire, identify growth vectors, focus on customers and deliver innovative products.

•
Our 2011 revenues were approximately $12.9 billion, reflecting 5% growth (before currency)(1), with particularly strong performances recorded by our Legal, Tax & Accounting and Intellectual Property & Science businesses - up 9% collectively for the year. Our Markets business grew revenues 2%. Acquisitions contributed 3% to revenue growth.

•
Adjusted EBITDA margin(1) and underlying operating profit margin(1) increased 280 basis points and 50 basis points, respectively. Adjusted earnings per share (adjusted EPS)(1) of $1.98 increased 27%. These results reflected the benefit of higher revenues and integration savings. In addition, adjusted EBITDA and EPS benefited from lower integration expenses. These results include a $50 million charge primarily related to a reorganization of the Markets division.

•	Free cash flow(1) of $1.6 billion remained strong, but was below our expectations.

Our overall 2011 financial performance fell short of our expectations due in large part to lower financial services revenues and profits stemming from a challenging macroeconomic environment and other challenges within our Markets division. The environment continues to be challenging for two key customers of our business – global banks and large law firms – and we expect those headwinds will continue this year. We foresee revenue growth in 2012 nonetheless, given our strong market positions and the diversity of our businesses.

We recorded a $3.0 billion non-cash goodwill impairment charge(2) related to our Markets division due to weaker than expected performance by that business. Including the goodwill impairment charge, we reported a diluted loss per share of $1.67 for 2011. The impairment charge will not impact our normal business activities or our ability to fund our operations.

2011 was also a year of change for our company. In the second half of the year, we announced that we planned to collapse our divisional structure (which consisted of Markets and Professional) and that we would operate Thomson Reuters as a group of strategic business units with a single corporate center to support them. These changes (which became effective on January 1, 2012) are intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company.

On January 1, 2012, James C. Smith became our new CEO and Stephane Bello became our new CFO. Mr. Smith and Mr. Bello both bring wide-ranging management experience from across our organization. Mr. Smith was most recently our company’s chief operating officer and Mr. Bello was most recently the CFO of our Professional division.

We are in the process of executing four key priorities that Mr. Smith established for our company for 2012. These priorities are:

•	Restarting growth in our Financial & Risk business;

•	Investing in higher growing market segments and adjacent market segments;

•	Utilizing the strengths and advantages of our global businesses; and

•	Accelerating development and expanding our position in faster growing geographic areas around the world.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.
(2)	The goodwill impairment charge is excluded from adjusted EPS, adjusted EBITDA and underlying operating profit.

Thomson Reuters Annual Report 2011

OUR ORGANIZATIONAL STRUCTURE

In 2011, we were organized in two divisions:

•	Professional, which consisted of our legal, tax and accounting, intellectual property and science businesses; and

•	Markets, which consisted of our financial and media businesses.

On January 1, 2012, we collapsed our divisional structure and we currently operate Thomson Reuters as a group of strategic business units with a single corporate center to support them. These changes are intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company. Our four current business units are:

—
Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk comprises the financial businesses that previously were part of our Markets division, plus some of our Governance, Risk & Compliance businesses that were previously included within our Legal segment;

—	Legal, a leading provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

•	Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific resources that enable our customers to discover, develop and deliver breakthrough innovations.

We also created a new Global Growth & Operations organization which works across our business units to identify opportunities in faster growing geographic areas. Our News organization and Media business are managed at our Corporate center.

We discuss our 2011 performance in this management’s discussion and analysis under the former divisional structure as it reflects how we managed our business during 2011. Going forward, we will report our 2012 results under our new organizational structure.

REVENUES

We derive revenues from a diverse customer base. Our largest customer in 2011 and 2010 accounted for approximately 1% of our revenues from ongoing businesses.

Below, we provide information regarding our 2011 revenues by media, type and geographic area.

Revenues by Media(1)	Revenues by Type(1)	Revenues by Geography(1)

(1)	Based on revenues from ongoing businesses. See Appendix A for additional information on this measure.

By media. We deliver most of our information electronically through the Internet and dedicated transmission lines and to mobile devices such as iPhones, iPads and BlackBerries. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We also distribute some of our information in print format, primarily to customers of our legal business.

Thomson Reuters Annual Report 2011

In both 2011 and 2010, approximately 90% of our revenues were derived from information delivered electronically, software and services. We expect that most of our customers will continue to prefer electronic delivery and increasingly migrate from print, particularly as an increasing number of professional knowledge workers rely on information delivered to their desktops, smartphones and tablets and as rapidly developing economies increasingly incorporate technology into their workflows. We expect to continue to add more solution-based and software-based businesses to our portfolio in response. Changes in our business mix between electronic and print can impact our operating profit margins as print products generally have higher margins.

By type. We believe that one of the competitive advantages of our business is our recurring revenue model. By recurring, we mean that we derive a significant percentage of our revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Recurring revenues were 86% in 2011 compared to 87% in 2010.

Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based.

Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, certain arrangements are cancelable quarterly, particularly within our financial services businesses. A significant portion of our arrangements are for three year terms or longer, after which they automatically renew or are renewable at the customer’s option. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

Recurring revenues for our financial services business include recoveries, which are low margin revenues we collect and pass through to a third party provider, such as stock exchange fees. Recoveries revenues have been declining in recent years as exchanges continue to move clients to direct billing. This trend has adversely impacted revenue growth for our financial services businesses.

By geography. We segment our revenues geographically by origin of sale. Our geographic segments are Americas, EMEA (Europe, Middle East and Africa) and Asia. In both 2011 and 2010, revenues were 58% from the Americas, 30% from EMEA and 12% from Asia. Our new Global Growth & Operations organization is focused on helping us achieve a leading position in the fastest growing markets in the world by bringing together various cross-company initiatives, leading development of local market solutions and harnessing our global capabilities. In the long-term, we expect that our revenues from Asia, Latin America and the Middle East will increase as the number of professionals, urbanization and the middle class in those markets continues to grow.

As part of our globalization, we have sometimes been able to modify products and services that we previously developed for customers of another geographic area. For some of the products and services that we sell more globally, we have incurred additional costs from time to time to customize our products and services for a local market and this can result in lower margins if we cannot achieve sufficient revenue growth in the local market. Further, some products and services need to be developed specifically to meet local market or industry needs, which can also result in additional costs and lower margins. For various products delivered globally to our customers, we use a common technology platform that supports multiple applications. This has allowed us to deploy products quickly into numerous countries, especially where we provide country or industry-specific information that is combined with data that is used in other Thomson Reuters products. This represents an opportunity for us to earn incremental revenues.

Because of the dynamic nature of our products and services, we do not analyze our revenue base using traditional price versus volume measurements.

Thomson Reuters Annual Report 2011

EXPENSES

A majority of our expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable. Our most significant operating expense is staff costs, which is comprised of salaries, bonuses, commissions, benefits, payroll taxes and equity-based compensation awards.

In 2011, our operating expenses were $9.5 billion(1), an increase of approximately $200 million compared to 2010. 2011 expenses included the final year of spending related to our Reuters integration programs.

Acquired businesses and investment initiatives increase our operating expenses, but we seek to mitigate these increases through cost management and efficiency initiatives. In particular, we leverage our technology infrastructure and source various operations from lower cost locations.

(1)Excludes fair value adjustments and Other businesses. See “Consolidated Results - Operating expenses”.
Operating Expenses - 2011(1)

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

ACQUISITIONS AND DISPOSITIONS

Acquisitions have always played a key role in our strategy. Our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our offerings in order to better serve our customers, to enter adjacent markets and to expand our global presence. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth.

Cash Cost (1) (millions of U.S. dollars)	Key Acquisitions

(1)	Cash consideration for acquisitions and investments in businesses, including cash acquired. TRTA refers to our Tax & Accounting segment and IP&S refers to our Intellectual Property & Science segment.

Our acquisition spending increased in 2011, with approximately two-thirds of our spending on transactions outside of the U.S. Newly acquired businesses increased our 2011 revenues by 3%, reflecting our investments in higher-growth adjacent markets and global expansion. Generally, the businesses that we acquire initially have lower margins than our existing businesses.

Thomson Reuters Annual Report 2011

We completed 39 transactions in 2011 compared to 27 in 2010. Our 2011 acquisitions included:

Acquirer	Company	Description
Tax & Accounting	Manatron	A provider of property tax automation and land registry software for governments and municipalities
Tax & Accounting	Mastersaf	A Brazilian provider of tax and accounting solutions
Legal	World-Check(1)	A provider of financial crime and corruption prevention information
Markets	Rafferty Capital Markets	A U.S. based registered broker-dealer

(1)	We will include the results of World-Check within our Financial & Risk business unit in 2012.

2010 acquisitions were focused primarily on our Legal business and Markets segment. In 2010, our Legal business acquired Revista dos Tribunais in Brazil and Pangea3 in India, added foundational assets serving in-house counsel (Serengeti and Pangea3) and chief compliance officers in financial institutions (Complinet), and expanded the breadth of its legal content (Canada Law Book). Markets’ Commodities & Energy business acquired Point Carbon. Markets also benefited from our change in ownership of Tradeweb, which we fully consolidate in our results since obtaining a controlling interest in the fourth quarter of 2010.

As part of our continuing strategy to optimize our portfolio of businesses and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy.

The following are key divestitures that we recently completed:

Seller	Business	Description
Legal	BARBRI	A provider of bar exam preparatory workshops, courses, software, lectures and other tools in the U.S.
Legal and Tax & Accounting	Scandinavian legal, tax and accounting businesses	A provider of legal and regulatory products and services in Denmark and Sweden.
Financial & Risk	Trade and Risk Management(1)	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

(1)	This transaction closed in January 2012. See “Subsequent Events”.

We previously classified our Healthcare business, a provider of data analytics and performance benchmarking solutions and services, as held for sale on our statement of financial position. In December 2011, we suspended the Healthcare divestiture process due to challenging global economic conditions, but expect to resume the process when market conditions allow us to complete a transaction at attractive terms. We continue to report Healthcare’s results within the “Other businesses” category in our “Results of Operations” discussion.

We recently announced our intention to sell our Property Tax Services business, a provider of property tax outsourcing and compliance services in the U.S. and several other smaller businesses that collectively had approximately $170 million of revenues in 2011. We expect these divestitures to be completed by mid-2012. See “Subsequent Events”.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted EBITDA and adjusted EBITDA margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow;

•	Underlying free cash flow;

•	Free cash flow from ongoing operations (used in the “Outlook” section); and

•	Return on invested capital.

Thomson Reuters Annual Report 2011

We have historically reported non-IFRS financial measures as we believe their use provides more insight into our performance. Please see Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. Please see the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendices B and C for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on various bases, all of which exclude discontinued operations and include the performance of acquired businesses from the date of their purchase.

Consolidated results

We discuss our consolidated results from continuing operations as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis which, among other adjustments, excludes “Other businesses”, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our 2011 annual financial statements: Legal, Tax & Accounting, Intellectual Property & Science (which collectively comprise the Professional division) and the Markets division (which consists of our financial and media businesses). We also provide information on “Other businesses” and Corporate expenses. Other businesses do not qualify as a component of our four reportable segments, nor as a separate reportable segment. Corporate expenses are comprised of corporate functions and certain share-based compensation costs.

Note 4 of our 2011 annual financial statements includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency. We measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis.

2011 - ACTUAL PERFORMANCE COMPARED TO OUTLOOK

The following table compares our actual 2011 performance to our previously communicated outlook (as most recently updated in the fourth quarter of 2011). Revenues and margin information in the table below are before the impact of currency.

Financial Measure	Outlook	Actual Performance
Revenues from ongoing businesses	Grow mid-single digits	+5%
Adjusted EBITDA margin	Increase by at least 300 basis points, excluding any reorganization charge	+320 bp excluding $50 million reorganization charge +280 bp including reorganization charge
Underlying operating profit margin	Increase by at least 100 basis points, excluding any reorganization charge	+80 bp excluding $50 million reorganization charge +40 bp including reorganization charge
Free cash flow	Increase 20% to 25%	+2%, which reflected unfavorable working capital movements and higher tax payments

Thomson Reuters Annual Report 2011

CONSOLIDATED RESULTS

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
IFRS Financial Measures
Revenues	13,807	13,070	6%
Operating (loss) profit	(705)	1,419	n/m
Diluted (loss) earnings per share	$(1.67)	$1.08	n/m

Non-IFRS Financial Measures
Revenues from ongoing businesses	12,916	12,108	7%
Adjusted EBITDA	3,412	2,852	20%
Adjusted EBITDA margin	26.4%	23.6%	280bp
Underlying operating profit	2,579	2,356	9%
Underlying operating profit margin	20.0%	19.5%	50bp
Adjusted earnings per share from continuing operations	$1.98	$1.56	27%

Goodwill impairment. We recorded a non-cash goodwill impairment charge of $3.0 billion in the fourth quarter of 2011. The impairment was due to weaker than expected performance by our Markets division. The impairment charge is included in our IFRS financial measures, but excluded from our non-IFRS financial measures. See “Critical Accounting Estimates and Judgments”.

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar weakened against the Euro, British pound sterling, Japanese yen and other major currencies in 2011 compared to 2010. Given our currency mix of revenues and expenses around the world, these fluctuations had a positive impact on our revenues in U.S. dollars as set forth below and a 10 basis points favorable impact on our underlying operating profit margin.

Revenues.

	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	12,916	12,108	2%	3%	5%	2%	7%
Other businesses	891	962	n/m	n/m	n/m	n/m	n/m
Revenues	13,807	13,070	n/m	n/m	n/m	n/m	6%

Revenues from ongoing businesses increased on a constant currency basis with contributions from our Professional division, which increased 9%, and our Markets division, which increased 2%. Acquisitions contributed to revenue growth.

The following chart illustrates the diversity of our business:

Revenues from ongoing businesses Year ended December 31, 2011

Thomson Reuters Annual Report 2011

80% of our businesses recorded revenue growth in 2011 and nearly 50% grew revenues more than 5%. These results reflected the benefits of our prior investments in growth initiatives and acquisitions. The diversity in our portfolio enabled our faster growing businesses (such as Markets’ Enterprise, Fixed Income & Tradeweb businesses, Tax & Accounting, Intellectual Property & Science and certain parts of our Legal business) to compensate for weaker performance from some of our financial services businesses.

Operating profit, underlying operating profit and adjusted EBITDA.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating (loss) profit	(705)	1,419	n/m
Adjustments:
Goodwill impairment	3,010	-
Amortization of other identifiable intangible assets	612	545
Integration programs expenses	215	463
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Operating profit from Other businesses	(200)	(204)
Underlying operating profit	2,579	2,356	9%
Adjustments:
Integration programs expenses	(215)	(463)
Depreciation and amortization of computer software (excluding Other businesses)	1,048	959
Adjusted EBITDA (1)	3,412	2,852	20%

Underlying operating profit margin	20.0%	19.5%	50bp
Adjusted EBITDA margin	26.4%	23.6%	280bp

(1)	See Appendix B for a reconciliation of (loss) earnings from continuing operations to adjusted EBITDA.

The operating loss in 2011 was due to a $3.0 billion goodwill impairment charge, which more than offset the benefit of higher revenues, savings from efficiency and integration initiatives, lower integration programs expenses, gains realized from the disposal of businesses as well as favorable fair value adjustments and foreign currency.

Underlying operating profit (which excludes the $3.0 billion goodwill impairment charge) increased due to higher revenues, savings from efficiency and integration initiatives and favorable foreign currency. These factors more than offset the dilutive effects of recent acquisitions on the related margin. These results also included a $50 million severance charge primarily related to a reorganization of the Markets division. The reorganization charge negatively impacted margins by 40 basis points. Adjusted EBITDA and the related margin also benefited from lower integration programs expenses. Excluding currency, adjusted EBITDA increased 17% and underlying operating profit increased 7%.

Operating expenses.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating expenses	9,997	10,061	(1%)
Remove:
Fair value adjustments (1)	149	(117)
Other businesses	(642)	(688)
Operating expenses, excluding fair value adjustments and Other businesses	9,504	9,256	3%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

In 2011, operating expenses (excluding fair value adjustments and Other businesses) increased due to unfavorable foreign currency and higher staff costs. Operating expenses in 2011 reflected:

•
Savings generated from tight cost controls, efficiency and integration initiatives which mitigated increases associated with recent acquisitions, growth investments and organizational realignment charges;

•	The $50 million reorganization charge mentioned above; and

•	Lower integration-related expenses of $215 million in the final year of the programs.

Thomson Reuters Annual Report 2011

Depreciation and amortization.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Depreciation	438	457	(4%)
Amortization of computer software	659	572	15%
Amortization of other identifiable intangible assets	612	545	12%

•	Depreciation reflected capital expenditures associated with our technology investments. Depreciation expense decreased in 2011 as certain assets acquired from Reuters became fully depreciated.

•
Amortization of computer software increased in 2011 due to higher amortization attributable to investments in products launched in 2010, such as Thomson Reuters Eikon, WestlawNext and assets of newly-acquired businesses.

•
Amortization of other identifiable intangible assets increased in 2011 due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains (losses) net.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Other operating gains (losses), net	204	(16)

In 2011, other operating gains, net, included various gains and charges, as highlighted below.

Gains included:

•	$388 million of net gains on disposals of businesses and investments, primarily from the sale of our BARBRI legal education business and Scandinavian legal, tax and accounting business;

•	$49 million gain from the sale of two Canadian wholly owned subsidiaries that only consisted of tax losses to a company affiliated with Woodbridge. See “Related Party Transactions”; and

•
$10 million of net gains related to contingent consideration associated with a prior acquisition. The net amount included a $34 million charge due to a revision in performance criteria and a $44 million gain related to a revaluation of other contingent consideration.

Charges included:

•	$83 million of charges in connection with the termination of an information technology (IT) outsourcing agreement which had been signed by Reuters prior to our acquisition;

•	$72 million of charges related to enhanced retirement benefits provided under certain U.K. pension plans that we assumed in the Reuters acquisition;

•	$72 million of disposal-related expenses and asset impairment charges associated with businesses held for sale and the Healthcare business; and

•	$30 million of acquisition-related costs.

In 2010, other operating losses, net, were primarily comprised of a settlement in connection with a vendor dispute and acquisition-related expenses, which were partially offset by gains from the sale of certain investments and a gain from re-measuring our investment in a business.

Net interest expense.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Net interest expense	396	383	3%

The increase in 2011 reflected higher interest expense associated with debt securities which we refinanced from floating to fixed interest rates, which more than offset the benefit of an overall reduction in long-term debt.

Other finance (costs) income.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Other finance (costs) income	(15)	28

Thomson Reuters Annual Report 2011

Other finance (costs) income included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

2010 results also included a loss of $62 million primarily from premiums paid for the early redemption of debt securities. See “Liquidity and Capital Resources-Cash Flow”.

Tax expense.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Tax expense	293	139

As a global company, our income taxes depend on where we generate revenues around the world, the laws of numerous countries where we operate and applicable tax treaties between these countries. In 2011, income tax expense included:

Tax benefits:

•
$72 million of tax benefit from the reversal of provisions for uncertain tax positions, of which $48 million was recognized following resolution of Internal Revenue Service (IRS) challenges to certain tax positions taken on our tax returns for the years 2006 and 2007. See “Contingencies”;

•
$46 million of tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to Woodbridge. Because Woodbridge sold its interest in that investment to a third party in 2011, the tax losses became available to us for use for tax purposes; and

•	$28 million of tax benefit related to the $3.0 billion goodwill impairment charge. Most of the goodwill is non-deductible for tax purposes.

Tax expense:

•	$13 million of tax expense as we concluded that certain tax losses that we had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary.

m
We estimated that our inability to claim the losses will result in a $51 million liability for underpaid taxes, which we paid in 2011. The liability relates to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to our acquisition of Reuters. We increased goodwill by $28 million to establish the pre-acquisition portion of the liability. The $13 million charge was comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will now be available for use in future periods; and

•	$123 million of tax expense related to the gain on the sale of the BARBRI legal education business.

In 2010, income tax expense included $47 million of discrete tax benefits relating primarily to the reversals of uncertain tax provisions established through acquisition accounting and reductions in deferred tax liabilities resulting from lower jurisdictional tax rates.

Our 2011 effective income tax rate was not meaningful due to the impact of the $3.0 billion goodwill impairment charge, most of which is non-deductible for tax purposes. Excluding the goodwill impairment charge, our 2011 effective income tax rate on earnings from continuing operations was 16.8%. Our effective income tax rate on earnings from continuing operations was 13% in 2010. Excluding all the discrete tax items discussed above from each period, as well as all items impacting adjusted earnings and tax thereon, our 2011 effective tax rate on adjusted earnings was 19.8% compared to 18.3% in 2010. The Canadian corporate income tax rate was 28% in 2011 and 30.5% in 2010.

Our effective income tax rate in both years was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs from the Canadian corporate tax rate.

We expect our businesses to continue with initiatives to consolidate the ownership of their technology platforms and content, and we expect that a proportion of our profits will continue to be taxed at rates lower than the Canadian statutory tax rate. Additionally, our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our low effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the section entitled “Contingencies” for further discussion of income tax liabilities.

Thomson Reuters Annual Report 2011

Net earnings and earnings per share.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010
Net (loss) earnings	(1,392)	933
Diluted (loss) earnings per share	$(1.67)	$1.08

In 2011, the net loss and related per share amount were due to the $3.0 billion goodwill impairment charge, which more than offset higher segment operating profit from our Professional and Markets divisions, lower integration programs expenses, gains realized from the sale of businesses and favorable fair value adjustments. Tax expense also increased.

Adjusted earnings and adjusted earnings per share from continuing operations.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2011	2010	Change
(Loss) earnings attributable to common shareholders	(1,390)	909	n/m
Adjustments:
Goodwill impairment	3,010	-
Goodwill impairment attributable to non-controlling interests	(40)	-
Operating profit from Other businesses	(200)	(204)
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Other finance costs (income)	15	(28)
Share of post-tax earnings in equity method investees	(13)	(8)
Tax on above	129	9
Discrete tax items (See “Tax expense” above)	(105)	(47)
Amortization of other identifiable intangible assets	612	545
Discontinued operations	(4)	-
Dividends declared on preference shares	(3)	(3)
Adjusted earnings from continuing operations	1,658	1,306	27%
Adjusted earnings per share from continuing operations (adjusted EPS)	$1.98	$1.56	27%
Diluted weighted average common shares (millions) (See Appendix B)	835.8	836.4

Adjusted earnings from continuing operations (which excludes the $3.0 billion goodwill impairment charge) and the related per share amounts increased due to higher underlying operating profit and lower integration expenses. Favorable foreign currency accounted for $0.06 of the increase.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows. By definition, results from Other businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment. We use segment operating profit to measure the performance of our reportable segments. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, integration programs expenses and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and with the related margin as a percentage of revenues. See Appendix B.

Thomson Reuters Annual Report 2011

Professional division

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	5,435	4,952	4%	5%	9%	1%	10%
EBITDA	1,888	1,731					9%
EBITDA margin	34.7%	35.0%					(30)bp
Segment operating profit	1,441	1,324					9%
Segment operating profit margin	26.5%	26.7%					(20)bp

Revenues increased on a constant currency basis reflecting growth across all businesses. Legal grew 8%, Tax & Accounting grew 14% and Intellectual Property & Science grew 7%. These results reflected the benefits from prior investments and acquisitions. Customer adoption of products such as WestlawNext and ONESOURCE combined with growth from investments in adjacent markets (such as governance, risk and compliance) and new geographic areas (such as Latin America) more than offset the impacts from weakening demand for core legal research.

EBITDA, segment operating profit and the related margins reflected the benefits of scale from higher revenues and savings from efficiency initiatives. Acquisition dilution negatively impacted the division’s segment operating profit margin. Unfavorable business mix also impacted margins.

A discussion of the 2011 results for each of the former Professional division businesses – Legal, Tax & Accounting and Intellectual Property & Science follows. Since we disbanded our divisional structure effective January 1, 2012, we provide a 2012 outlook by each segment.

Legal

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,434	3,157	3%	5%	8%	1%	9%
EBITDA	1,233	1,161					6%
EBITDA margin	35.9%	36.8%					(90)bp
Segment operating profit	943	892					6%
Segment operating profit margin	27.5%	28.3%					(80)bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses. Results by line of business were:

•
U.S. Law Firm Solutions - these include businesses such as Westlaw, FindLaw and Elite that sell products and services to large, medium and small law firms. Revenues increased 3% (1% from existing businesses), led by a 17% (13% from existing businesses) increase in Business of Law (FindLaw and Elite), offset by a 2% decline in legal research revenues, including U.S. print;

•
Corporate, Government & Academic and Risk & Compliance - these businesses serve general counsels/corporate legal departments, government customers and law schools as well as support the regulatory needs of our customers. Revenues increased 13% (4% from existing businesses) and included contributions from World-Check (acquired in 2011), Complinet and Serengeti (both acquired in 2010); and

•
Global Businesses - these are our legal businesses in Latin America, Asia and other countries outside of the United States. Revenues increased 13% (4% from existing businesses), primarily due to acquisitions in Latin America (Revistas dos Tribunais in Brazil) and Canada more than offsetting declines in the United Kingdom and Spain.

Thomson Reuters Annual Report 2011

The following chart illustrates the growth dynamics and changing business mix in the Legal segment:

2011 Legal revenues 8% constant currency revenue growth (billions of U.S. dollars)

(1) U.S. Law Firms and Business of Law form U.S. Law Firm Solutions.

Despite a challenging U.S. legal research market, we have sold WestlawNext to 34,000 customers since its launch in February 2010, representing 54% of Westlaw’s revenue base. Demand for WestlawNext has mitigated an overall decline in core legal research revenues arising from cost control at law firms and lower growth in demand for legal services. The decline in core legal research revenues was more than offset by an increase in revenues from higher-growth businesses, which comprised approximately 60% of the Legal segment’s revenues and grew 16% in 2011.

Our Legal business is benefiting from investments that we made in higher-growth adjacent markets and new geographic areas in recent years. These investments included foundational acquisitions in governance, risk and compliance, general counsel and Latin America as well as investments in solutions that help our customers manage and grow their firms. A shift in the Legal segment’s business mix has negatively impacted margins as our higher margin core legal research business now represents only 40% of the segment’s revenues, compared to nearly 50% in 2008. Our higher-growth businesses now comprise a larger share of the segment and while their margins are attractive, they are not as high as those in our core legal research business.

EBITDA and segment operating profit increased due to the benefits of scale from higher revenues and savings from efficiency initiatives. Acquisition dilution and unfavorable business mix impacted margins.

2012 Outlook

Law firms and government agencies in developed countries remain under pressure to reduce costs and create new business models. Corporate counsel at companies are also managing their activities more efficiently as they navigate an increasingly complex regulatory environment. In this environment, we expect our Legal customers to be focused on productivity solutions to help them manage and deliver legal services efficiently and cost-effectively. By contrast, rapidly developing economies, including India, China and Brazil, are experiencing significant growth in the legal profession.

The Legal segment’s key priorities in 2012 include driving further customer adoption of WestlawNext, supporting growth of the legal profession in rapidly developing economies and developing solutions to make our customers more productive. Our large law firm business is in a transformative period, with new pricing pressures from customers, increased price transparency and a more competitive environment. As a result, we expect growth in our core legal research revenues to be challenged. We expect our U.S. print revenues to decline. However, we continue to see opportunities in adjacent markets and global growth. Effective January 1, 2012, certain businesses from our Governance, Risk and Compliance unit, including Complinet and World-Check, were transferred to the newly formed Financial & Risk business unit.

Thomson Reuters Annual Report 2011

Tax & Accounting

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,149	1,006	6%	8%	14%	-	14%
EBITDA	359	307					17%
EBITDA margin	31.2%	30.5%					70bp
Segment operating profit	261	223					17%
Segment operating profit margin	22.7%	22.2%					50bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses including our 2011 acquisitions: Mastersaf, which provided entry into Brazil, and Manatron, which provided entry into the government tax automation market. By line of business:

•	Professional revenues from small, medium and large accounting firms increased 8%, driven by higher Software as a Service (SaaS) sales and electronic tax return filings;

•
Corporate revenues increased 7% from tax compliance, planning and management software and services sold to corporate tax departments, legal and banking customers. The revenue increase was led by income tax and income tax provision offerings;

•	Revenues from Indirect, Property and Trust tax offerings increased 3%, led by indirect tax compliance solutions;

•	Government revenues were comprised entirely of our acquisition of Manatron and related to property tax and land registry solutions sold to government and municipalities; and

•
Knowledge Solutions revenues increased 5% led by Checkpoint and other expert guidance and research products as well as education products for tax and accounting professionals. Acquisitions also contributed to revenue growth.

EBITDA, segment operating profit and the related margins increased due to the benefits of scale from higher revenues and savings from efficiency initiatives. Segment operating profit margin also included the dilutive effects of software amortization from acquired businesses.

2012 Outlook

We expect continued regulatory complexity in the tax and accounting industry as many governments continue looking for ways to raise tax revenues to reduce budget deficits. We believe that the impact of globalization and converging accounting standards, including the increased adoption of IFRS, will require greater compliance efforts by companies and accounting firms. Additionally, we expect continued demand from companies for efficient solutions that produce tax savings. We believe these trends will continue to create demand for our Tax & Accounting segment’s information, software and workflow solutions.

Tax & Accounting’s key priorities in 2012 include continued expansion in the government tax automation market, building upon the Manatron acquisition, and leveraging the scale of technology platforms through consolidation and global expansion, particularly in rapidly developing economies.

Intellectual Property & Science

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	852	789	5%	2%	7%	1%	8%
EBITDA	296	263					13%
EBITDA margin	34.7%	33.3%					140bp
Segment operating profit	237	209					13%
Segment operating profit margin	27.8%	26.5%					130bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses. By line of business:

•
Intellectual Property Solutions (IP Solutions) revenues increased 7% from solutions that support business professionals and attorneys through the entire intellectual property lifecycle from ideation and maintenance to protection and commercialization. IP Solutions revenues were led by Patents & Standards, Techstreet and IP Management Services;

Thomson Reuters Annual Report 2011

•
Scientific & Scholarly Research (SSR) solutions support scholars and researchers and include offerings such as the Thomson Reuters Web of Knowledge database. SSR revenues increased 5% led by higher subscriptions; and

•
Life Sciences revenues increased 12% from solutions that provide content and analytics to pharmaceutical, biotechnology and other life sciences companies to improve research and development productivity and lower the cost and time of bringing a product to market. Life Sciences revenues included contributions from our 2010 acquisition of GeneGo (a provider of biology, disease information, analytics and decision support solutions).

EBITDA, segment operating profit and the related margins increased due to higher revenues and expense management.

2012 Outlook

We expect that governments, academic institutions, corporations and their legal counsel will continue to face cost constraints. In this environment, we believe customers of our Intellectual Property & Science segment will seek offerings that improve productivity and simplify complex decision-making in scholarly research and drug discovery. As innovations are commercialized, we believe customers will also seek offerings that support the assertion and protection of property rights.

In 2012, the Intellectual Property & Science segment plans to focus on strengthening its core businesses of delivering referential data and advanced analytics, deepening customer relationships and driving scale. Priorities include sustaining leading businesses such as Thomson Reuters Web of Knowledge and driving the adoption of Cortellis, our next generation competitive intelligence offering for pharmaceutical and biotech professionals. We believe shared needs across end user groups will create opportunities to drive further penetration of our scalable solutions in their workflows. In addition, we expect to broaden the depth of our core offerings and develop opportunities in adjacent markets. We believe the segment remains well positioned to benefit from economic growth in rapidly developing economies due to the global presence of its businesses.

Markets division

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Sales & Trading	3,715	3,543	(1%)	3%	2%	3%	5%
Investment & Advisory	2,208	2,208	(2%)	-	(2%)	2%	-
Enterprise	1,235	1,093	10%	-	10%	3%	13%
Media	336	324	-	-	-	4%	4%
Revenues	7,494	7,168	1%	1%	2%	3%	5%

EBITDA	1,992	1,808					10%
EBITDA margin	26.6%	25.2%					140bp
Segment operating profit	1,411	1,281					10%
Segment operating profit margin	18.8%	17.9%					90bp

Revenues increased on a constant currency basis led by Enterprise and Tradeweb. Enterprise benefited from demand for the Thomson Reuters Elektron data distribution platform. Tradeweb’s revenue increase was driven by growth in its existing business as well as our change in ownership of Tradeweb, which we now fully consolidate since obtaining a controlling interest in the fourth quarter of 2010. These increases were partially offset by lower revenues from Investment Management and Exchange Traded Instruments.

An analysis of revenues by type follows:

•      Subscription revenues increased 1% and included the benefit of a price increase. The division continues to experience strong demand for Thomson Reuters Elektron, our low-latency data distribution platform, and continues to progress with the rollout of Thomson Reuters Eikon, our next generation desktop platform. Thomson Reuters Eikon now has 15,000 active desktops and Thomson Reuters Elektron has 14 hosting centers around the world.

•      Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) declined 5% as exchanges continue to move clients to direct billing.

•      Transaction revenues increased 10% driven by Tradeweb.

•      Outright revenues, which are primarily discrete sales of software and services, represented a small portion of Markets revenues and increased 11%.
2011 Revenues by Type

Thomson Reuters Annual Report 2011

By geographic area, revenues from Asia increased 3%, Europe, Middle East and Africa (EMEA) increased 2% and Americas were unchanged.

The following provides additional information regarding the Markets division’s businesses, on a constant currency basis:

•
Sales & Trading revenues increased primarily from Tradeweb, driven by both an 8% increase in its existing business and the change in ownership of Tradeweb. Excluding recoveries revenues, which declined 8% within Sales & Trading, revenues increased 4%. Treasury revenues increased 3%. Exchange Traded Instruments revenues decreased 6%, due to desktop declines.

•
Investment & Advisory revenues decreased as a 2% increase in Corporate-related revenues was more than offset by weak performance in Investment Management, which declined 6%. Revenues from Investment Banking were unchanged and revenues from Wealth Management declined slightly. The 6% decline in Investment Management was an improvement from a 10% decline in 2010.

•
Enterprise revenues increased driven by continued demand for pricing and reference data, low-latency data feeds and hosting solutions powered by Thomson Reuters Elektron. Content revenues increased 17% and Elektron Real-Time & Enterprise Platform revenues increased 7%. Revenues from Omgeo, our trade processing joint venture with The Depository Trust & Clearing Corporation, increased 4%, due to higher equity volumes.

•	Media revenues were unchanged. News Agency revenues were impacted by the planned shut-down of its studio business. Revenues from the advertising-based Consumer business increased 5%.

EBITDA and segment operating profit increased due to savings from integration and efficiency initiatives. Favorable foreign currency contributed 30 basis points to the improvement in margins. EBITDA and segment operating profit included a $44 million reorganization charge comprised entirely of severance. Segment operating profit reflected the impact of higher depreciation and amortization charges attributable to new products, such as Thomson Reuters Eikon, launched in September 2010.

2012 Outlook

Below we discuss the outlook for our newly formed Financial & Risk business unit, which is comprised of the financial businesses from our former Markets division and certain governance, risk and compliance (GRC) businesses from our Legal segment. This structure was effective January 1, 2012.

Operating Environment
In 2012, we expect the financial services industry to continue to be challenged with heightened regulatory scrutiny, increasing capital requirements and low overall market growth. Many of our customers in the financial services industry, particularly the larger banks, are likely to remain under significant profit pressure, thereby restricting their ability to spend on information services. In the second half of 2011, we were impacted by the deteriorating banking environment, especially in Europe. Net sales of our former Markets division were negative in the second half of 2011 due to external environmental factors and other challenges within the business. Due to our largely subscription based business model, the reduction in net sales will impact our revenues in 2012. We expect net sales to gradually improve as we introduce new products and improve customer service. However, difficulties for big global banks could lead to further cancellations that would temper our near term results. To the extent that conditions stabilize in Europe and U.S. banks grow more quickly, this concern could lessen. Additionally, we believe that increasing global regulation and compliance requirements present opportunities for Financial & Risk, and specifically for our GRC products and solutions.

Regulatory Environment
Regulatory changes, led by the U.S. and Europe, will continue to impact the financial services industry in 2012. While it appears that Europe will implement regulations, such as the requirements under the Basel III Accord, greater uncertainty exists in the U.S. as many rules under the Dodd-Frank Act have yet to be adopted and 2012 is a presidential election year. These regulatory changes present potential opportunities and risks for our business. Our GRC business may benefit generally from increasing regulation and compliance requirements. Other opportunities include an increase in activity associated with our transaction platforms and greater demand for our pricing data and analytics as well as in post-trade messaging. Risks include restrictions on our customers’ trading activities, higher capital requirements and other rules which may raise the costs of doing business for our customers.

Priorities
In 2012, we will focus on improving customer experience and maintaining the performance and stability of Thomson Reuters Eikon. In addition, we expect to deliver additional functionality and new product releases. We recently changed this unit’s leadership and realigned its businesses around end-users. We expect to apply the same principles to Financial & Risk that enabled our former Professional division to drive growth through the economic cycle – investing in adjacent markets and new geographic areas. We believe we are well positioned to take advantage of regulatory change by offering regulatory approved marketplaces through our Tradeweb unit and integrating our GRC capabilities into our financial offerings. We believe these actions will enable Financial & Risk to restart revenue growth.

Thomson Reuters Annual Report 2011

Corporate expenses

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Corporate expenses	273	249

Corporate expenses increased due to higher technology and consulting costs as well as unfavorable foreign currency.

Other businesses

“Other businesses” includes the results for our Healthcare business as well as other businesses that we plan to sell or close. We provide information on the performance of these Other businesses separately from our reportable segments. The results of Other businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures. See “Acquisitions and Dispositions”.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Revenues	891	962
Operating profit	200	204

Review of Fourth Quarter Results

Consolidated Results

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
IFRS Financial Measures
Revenues	3,577	3,458	3%
Operating (loss) profit	(2,593)	307	n/m
Diluted (loss) earnings per share	$(3.11)	$0.27	n/m

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,355	3,201	5%
Adjusted EBITDA	864	685	26%
Adjusted EBITDA margin	25.8%	21.4%	440bp
Underlying operating profit	657	611	8%
Underlying operating profit margin	19.6%	19.1%	50bp
Adjusted earnings per share from continuing operations	$0.54	$0.37	46%

Goodwill impairment. IFRS measures for the fourth quarter of 2011 include a $3.0 billion goodwill impairment charge. The impairment charge is excluded from our non-IFRS financial measures. See “Critical Accounting Estimates and Judgments”.

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro and British pound sterling, weakened against the Japanese yen and was mixed against other major currencies in the fourth quarter of 2011 compared to the prior year period. Given our currency mix of revenues and expenses around the world, these fluctuations did not impact our consolidated revenues in U.S. dollars, but had a 10 basis point favorable impact on underlying operating profit margin.

Thomson Reuters Annual Report 2011

Revenues.

	Three months ended December 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Legal	907	862	1%	4%	5%	-	5%
Tax & Accounting	369	310	6%	13%	19%	-	19%
Intellectual Property & Science	225	207	7%	2%	9%	-	9%
Professional division	1,501	1,379	3%	6%	9%	-	9%

Sales & Trading	912	899	-	2%	2%	(1%)	1%
Investment & Advisory	540	549	(3%)	-	(3%)	1%	(2%)
Enterprise	318	292	10%	-	10%	(1%)	9%
Media	87	86	1%	-	1%	-	1%
Markets division	1,857	1,826	1%	1%	2%	-	2%

Eliminations	(3)	(4)	n/m	n/m	n/m	n/m	n/m
Revenues from ongoing businesses	3,355	3,201	2%	3%	5%	-	5%
Other businesses	222	257	n/m	n/m	n/m	n/m	n/m
Revenues	3,577	3,458	n/m	n/m	n/m	n/m	3%
Revenues from ongoing businesses increased in the fourth quarter of 2011, on a constant currency basis, reflecting contributions across our Professional division businesses, the Enterprise unit of the Markets division and newly acquired businesses.

Professional division

Further details about the performance of each of our Professional division businesses are as follows:

•
Legal revenues increased principally due to contributions from acquired businesses (including World-Check). U.S. Law Firm Solutions revenues increased 3%, as 17% growth in Business of Law (FindLaw and Elite) was partly offset by a 3% decline in core legal research revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 11% (2% from existing businesses). Global businesses grew 5% (1% from existing businesses) with strong growth in Latin America offsetting declines in the U.K. and Spain.

•	Tax & Accounting revenues increased led by tax software sales, Checkpoint and contributions from our 2011 acquisitions, Mastersaf in Brazil and Manatron in the government tax automation market.

•
Intellectual Property & Science revenues increased across our information offerings (IP Solutions, up 10%; Scientific & Scholarly Research, up 7% and Life Sciences, up 12%) and included the benefit of our November 2010 acquisition of GeneGo.

Thomson Reuters Annual Report 2011

Segment operating profit, EBITDA and related margins.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change	Commentary
Legal				EBITDA and segment operating profit increased due to the benefits of scale from higher revenues. EBITDA margins were impacted by an unfavorable shift in business mix.
EBITDA	318	307	4%
EBITDA margin	35.1%	35.6%	(50)bp
Segment operating profit	251	238	5%
Segment operating profit margin	27.7%	27.6%	10bp
Tax & Accounting
EBITDA and segment operating profit increased due to the benefits of scale from higher revenues. Margins were impacted by unfavorable expense timing. Historically, the segment earns nearly half of its operating profit in the fourth quarter. Full-year margins are more indicative of the segment’s performance.

EBITDA	145	132	10%
EBITDA margin	39.3%	42.6%	(330)bp
Segment operating profit	118	110	7%
Segment operating profit margin	32.0%	35.5%	(350)bp
Intellectual Property & Science
Increases were attributable to higher revenues and favorable expense timing. Small movements of expenses can impact quarterly margins. Full-year margins are more indicative of the segment’s performance.

EBITDA	80	65	23%
EBITDA margin	35.6%	31.4%	420bp
Segment operating profit	64	53	21%
Segment operating profit margin	28.4%	25.6%	280bp
Professional division
EBITDA and segment operating profit increased due to the benefits of scale from higher revenues. EBITDA margins were impacted by an unfavorable shift in business mix in the Legal segment and the dilutive effect of acquisitions.

EBITDA	543	504	8%
EBITDA margin	36.2%	36.5%	(30)bp
Segment operating profit	433	401	8%
Segment operating profit margin	28.8%	29.1%	(30)bp

Markets division

Revenue growth, on a constant currency basis, was led by the Enterprise and Tradeweb businesses. Subscription revenues, which benefited from a price increase, were 1% higher. Transaction and outright revenues increased 4% and 23%, respectively. These increases more than offset a 2% decline in low-margin recoveries revenues. Outright revenues, which represented 4% of revenues, included a timing benefit. By geography, revenues increased 3% in both Asia and EMEA and decreased 1% in the Americas.

Further details about the performance of each of our Markets division businesses in the fourth quarter are as follows:

•
Sales & Trading revenues increased 2%, driven by 5% growth in Tradeweb’s existing business and the benefit of acquisitions, including Rafferty Capital Markets, a broker-dealer, acquired by Tradeweb in October 2011. These increases were partly offset by a 5% decline in recoveries. Excluding recoveries, Sales & Trading revenues increased 3%;

•
Investment & Advisory revenues decreased 3%, as a 1% increase in Corporate-related revenues was more than offset by weak, though improved, performance in Investment Management, which declined 4%. Revenues from Investment Banking were unchanged in what remains a difficult market. The 4% decline in Investment Management was its best performance since the second quarter of 2009 and an improvement from an 8% decline in both the second and third quarters of 2011 compared to the prior year periods;

•
Enterprise revenues increased 10%. Revenue dynamics for the fourth quarter of 2011 were similar to the full year. Content revenues increased 17% and Elektron Real-Time & Enterprise Platform revenues increased 7%; and

•	Media revenues increased 1%.
Thomson Reuters Annual Report 2011

Segment operating profit, EBITDA and related margins.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change	Commentary
EBITDA	464	433	7%
2011 includes a $44 million reorganization charge, which impacted margins by 240 basis points. 2011 benefited from expense timing as well as integration and efficiency initiatives. Operating profit was also impacted by higher amortization associated with recent investments.

EBITDA margin	25.0%	23.7%	130bp
Segment operating profit	311	298	4%
Segment operating profit margin	16.7%	16.3%	40bp

Corporate expenses.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010
Core corporate expenses	87	88

Corporate expenses were essentially unchanged as compared to the prior year period.

Other businesses

These are results for non-core businesses that we have or expect to exit. See “Acquisitions and Dispositions”.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010
Revenues	222	257
Operating profit	51	58

Operating profit, underlying operating profit and adjusted EBITDA.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating (loss) profit	(2,593)	307	n/m
Adjustments:
Goodwill impairment	3,010	-
Amortization of other identifiable intangible assets	166	146
Integration programs expenses	64	173
Fair value adjustments	(37)	42
Other operating losses, net	98	1
Operating profit from Other businesses	(51)	(58)
Underlying operating profit	657	611	8%
Adjustments:
Integration programs expenses	(64)	(173)
Depreciation and amortization of computer software (excluding Other businesses)	271	247
Adjusted EBITDA (1)	864	685	26%

Underlying operating profit margin	19.6%	19.1%	50bp
Adjusted EBITDA margin	25.8%	21.4%	440bp

(1)	See Appendix B for a reconciliation of (loss) earnings from continuing operations to adjusted EBITDA.

The operating loss in 2011 was due to the $3.0 billion goodwill impairment charge.

Underlying operating profit, which excludes the goodwill impairment charge, increased due to higher revenues and savings from efficiency and integration initiatives. These results also include a $50 million charge primarily related to a reorganization of the Markets division, which impacted margins by 150 basis points. Adjusted EBITDA and the related margin also benefited from lower integration programs expenses.

Thomson Reuters Annual Report 2011

Operating expenses.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating expenses	2,604	2,739	(5%)
Remove:
Fair value adjustments (1)	37	(42)
Other businesses	(150)	(181)
Operating expenses, excluding fair value adjustments and Other businesses	2,491	2,516	(1%)

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses (excluding fair value adjustments and Other businesses) decreased principally due to lower integration-related expenses as this program ended and due to favorable expense timing in Markets. Savings generated from tight cost controls, efficiency and integration initiatives mitigated increases associated with recent acquisitions and the $50 million reorganization charge.

Depreciation and amortization.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Depreciation	114	110	4%
Amortization of computer software	178	155	15%
Amortization of other identifiable intangible assets	166	146	14%

•	Depreciation increased reflecting the impact of new capital expenditures.

•	Amortization of computer software increased due to amortization from newly-acquired businesses and new capital expenditures.

•
Amortization of other identifiable intangible assets increased due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

In addition, we resumed depreciation and amortization of our Healthcare-related assets in the fourth quarter of 2011 as the divestiture process for that business was suspended. We recorded a cumulative catch-up in the period, as we had ceased depreciation and amortization from June 2011, when we announced our intention to sell the business.

Other operating losses, net.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010
Other operating losses, net	98	1

In 2011, other operating losses, net, included approximately:

•	$72 million of charges related to enhanced retirement benefits provided under certain U.K. pension plans that we assumed in the Reuters acquisition;

•	$49 million gain from the sale of two Canadian wholly owned subsidiaries that only consisted of tax losses to a company affiliated with Woodbridge. See “Related Party Transactions”;

•	$27 million of net losses related to contingent consideration associated with a prior acquisition;

•	$22 million of losses in connection with the termination of an IT outsourcing agreement;

•	$17 million of disposal related expenses and asset impairment charges associated with businesses held for sale and the Healthcare business; and

•	$6 million of acquisition related costs.

Thomson Reuters Annual Report 2011

Net interest expense.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Net interest expense	95	96	(1%)

Net interest was largely unchanged. Higher interest expense associated with debt securities that we refinanced from floating to fixed interest rates offset savings from an overall reduction in long-term debt.

Tax benefit.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010
Tax benefit	78	4

The tax benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In 2011, the income tax benefit included $72 million of tax benefits from the reversal of provisions for uncertain tax positions, of which $48 million was recognized following resolution of IRS challenges to certain tax positions taken on our tax returns for the years 2006 and 2007. See “Contingencies”. The income tax benefit also included a $28 million benefit from the $3.0 billion goodwill impairment charge. Most of the goodwill was non-deductible for tax purposes.

In 2010, the income tax benefit included $47 million of discrete tax benefits relating primarily to the reversal of provisions for uncertain tax positions established through acquisition accounting and reductions in deferred tax liabilities resulting from lower jurisdictional tax rates.

Net (loss) earnings and per share amounts.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010
Net (loss) earnings	(2,602)	225
Diluted (loss) earnings per share	$(3.11)	$0.27

In 2011, the net loss and related per share amount were due to the $3.0 billion goodwill impairment charge.

Adjusted earnings and adjusted earnings per share from continuing operations.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
Earnings (loss) attributable to common shareholders	(2,572)	224	n/m
Adjustments:
Goodwill impairment	3,010	-
Goodwill impairment attributable to non-controlling interests	(40)	-
Operating profit from Other businesses	(51)	(58)
Fair value adjustments	(37)	42
Other operating losses, net	98	1
Other finance income	(4)	(8)
Share of post-tax earnings in equity method investees	(2)	(2)
Tax on above	(51)	(11)
Interim period effective tax rate normalization	10	22
Discrete tax items (see “Tax benefit” in this “Review of Fourth Quarter Results”)	(72)	(47)
Amortization of other identifiable intangible assets	166	146
Discontinued operations	(2)	-
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations	452	308	47%
Adjusted earnings per share from continuing operations	$0.54	$0.37	46%
Diluted weighted average common shares (millions) (see Appendix B)	829.7	837.7

Thomson Reuters Annual Report 2011

Adjusted earnings from continuing operations, which excludes the goodwill impairment charge, and the related per share amounts increased due to higher underlying operating profit and lower integration expenses.

Cash flow.

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010	$ Chg	Commentary
Net cash provided by operating activities	942	1,003	(61)	Higher taxes paid and 2010 working capital timing benefit offset lower integration costs
Net cash used in investing activities	(529)	(329)	(200)	Higher acquisition spending
Net cash used in financing activities	(580)	(965)	385	Timing of debt repayments / borrowings
Translation adjustments on cash and cash equivalents	-	(3)	3
Decrease in cash and cash equivalents	(167)	(294)	127
Cash and cash equivalents at beginning of period	589	1,158	(569)
Cash and cash equivalents at end of period	422	864	(442)

In 2011, higher taxes paid included $51 million related to a legacy Reuters tax liability.

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We continued to invest in our business through the economic cycle following the 2008 financial crisis. In 2011, our ROIC increased to 6.9% from 6.0% in 2010. ROIC benefited by lower Reuters integration-related spending as that program ended in 2011. See Appendix C for our calculation of ROIC.

LIQUIDITY AND CAPITAL RESOURCES

We follow a disciplined capital management strategy that seeks to:

•	Focus on free cash flow and ensure that cash generated is balanced between reinvestment in the business and returns to shareholders; and

•	Maintain a strong balance sheet, strong credit ratings and ample financial flexibility to support the execution of our business strategies.

We have a strong liquidity position with:

•	Approximately $400 million of cash on hand at December 31, 2011;

•	Access to an undrawn $2.0 billion syndicated credit facility;

•	The ability to access short-term and long-term funding in global markets, as evidenced by our active commercial paper program and our issuance of new debt securities in 2011; and

•	No scheduled maturities of long-term debt until July 2013.

The $3.0 billion non-cash goodwill impairment charge will not impact our normal business operations, nor will it affect liquidity, cash flow from operations or financial covenants under our outstanding public debt securities or syndicated credit facility.

We expect to continue to generate significant free cash flow in 2012 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash provided by our operations, our commercial paper program and borrowings available under our credit facility will be sufficient to fund our expected cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases. Additionally, proceeds from the closing of previously announced divestitures will provide liquidity in 2012.

Thomson Reuters Annual Report 2011

FINANCIAL POSITION

Our total assets were $32.5 billion at December 31, 2011, reflecting a decrease of approximately $3.0 billion compared to the prior year. The decrease was principally due to the goodwill impairment charge.

Our total assets by segment were as follows:

	As at December 31,
(millions of U.S. dollars)	2011	2010
Legal	7,318	6,749
Tax & Accounting	2,381	1,743
Intellectual Property & Science	1,379	1,388
Professional division	11,078	9,880
Markets division	18,437	21,908
Segment totals	29,515	31,788
Corporate	1,537	2,090
Other businesses	1,424	1,653
Total assets	32,476	35,531

In 2011, most of our acquisition spending was in the Legal and Tax & Accounting segments, leading to increases in their respective segment assets.

Additional information. At December 31, 2011, the carrying amounts (excluding balances held for sale) of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

Net Debt (1)

	As at December 31,
(millions of U.S. dollars)	2011	2010
Current indebtedness	434	645
Long-term indebtedness	7,160	6,873
Total debt	7,594	7,518
Swaps	(224)	(296)
Total debt after swaps	7,370	7,222
Other derivatives (2)	(2)	-
Remove fair value adjustments for hedges	(19)	(31)
Total debt after hedging arrangements	7,349	7,191
Remove transaction costs and discounts included in the carrying value of debt	60	62
Less: cash and cash equivalents (3)	(422)	(864)
Net debt	6,987	6,389

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(3)	Includes restricted cash of $147 million and $234 million at December 31, 2011 and 2010, respectively.

The increase in our net debt was primarily due to lower cash and cash equivalents. See “Cash Flow” for additional information.

Thomson Reuters Annual Report 2011

The following table illustrates our expected debt maturities.

($ millions)	Schedule of debt maturities (after swaps and other derivatives) (1) at December 31, 2011

(1)	Excludes $45 million of bank and other borrowings primarily for short-term cash management.

The maturity dates for our debt are well balanced with no significant concentration in any one year. At December 31, 2011, the average maturity of our long-term debt was approximately eight years at an average interest rate (after swaps) under 6%. Our commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds and debt repayments. At December 31, 2011, the average interest rate for our commercial paper borrowings was under 0.5% (after swaps). In 2010, we exercised our rights to redeem $700 million of debt securities prior to their scheduled maturity in 2012. That action enhanced our liquidity position for 2012.

Cash and cash equivalents. Approximately half of our cash and cash equivalents at December 31, 2011 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Total Equity

(millions of U.S. dollars)	2011	2010
Balance at January 1,	19,675	19,335
Net (loss) earnings	(1,392)	933
Share issuances	187	120
Share repurchases	(326)	-
Effect of share-based compensation plans on contributed surplus	(53)	(13)
Dividends declared on common shares	(1,034)	(966)
Dividends declared on preference shares	(3)	(3)
Change in unrecognized net loss on cash flow hedges	21	(10)
Change in foreign currency translation adjustment	(57)	1
Net actuarial losses on defined benefit pension plans, net of tax	(262)	(108)
Change in ownership interest of subsidiary	34	416
Distributions to non-controlling interests	(40)	(30)
Balance at December 31,	16,750	19,675

In 2011, we returned approximately $1.3 billion to our shareholders through dividends and share repurchases.

Thomson Reuters Annual Report 2011

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program, our credit facility as well as the issuance of public debt. In 2011, proceeds from divestitures were also a source of liquidity. Our principal uses of cash in 2011 were for debt servicing costs, debt repayments, dividend payments, capital expenditures, acquisitions and share repurchases.

Summary of Statement of Cash Flow

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	$ Change
Net cash provided by operating activities	2,597	2,672	(75)
Net cash used in investing activities	(1,807)	(1,692)	(115)
Net cash used in financing activities	(1,227)	(1,219)	(8)
Translation adjustments on cash and cash equivalents	(5)	(8)	3
Decrease in cash and cash equivalents	(442)	(247)	(195)
Cash and cash equivalents at beginning of period	864	1,111	(247)
Cash and cash equivalents at end of period	422	864	(442)

Key highlights:

•	$2.6 billion of net cash was provided by operating activities reflecting our highly cash-generative business model;

•	$1.3 billion was re-invested through acquisitions in 2011, redeploying $0.5 billion of proceeds principally realized from the disposal of non-core businesses; and

•	$1.3 billion was returned to shareholders through dividends and share repurchases in 2011.

Operating activities. Net cash provided by operating activities decreased slightly compared to 2010 due to an unfavorable change in working capital and higher tax payments. The unfavorable change in working capital arose from a timing benefit in the fourth quarter of 2010 as well as a higher level of receivables at December 31, 2011 because some of our customers, particularly in the financial services business, are taking longer to pay us. Higher tax payments included a $51 million payment to settle a legacy Reuters tax liability. These factors more than offset higher adjusted EBITDA, which was aided by lower integration programs costs.

Investing activities. The increase in net cash used by investing activities reflected higher acquisition spending partially offset by increased proceeds from disposals.

(millions of U.S. dollars) Net cash used (provided) by investing activities	Capital expenditures	Capital expenditures mix

(1)	Net of cash acquired of $25 million and $250 million in 2011 and 2010, respectively.

Thomson Reuters Annual Report 2011

We spent approximately $1.3 billion on acquisitions in 2011, which reflected our continued focus on broadening our product and service offerings in higher growth market segments and expanding globally. We received approximately $520 million of net proceeds principally from the sale of our BARBRI legal education business and our Scandinavian legal, tax and accounting business. See “Acquisitions and Dispositions” for additional information on these investing activities and our 2010 acquisitions.

We spent approximately $1.0 billion on capital expenditures in 2011. Our Markets division continued to invest in Thomson Reuters Eikon, with a focus on improving performance and stability, adding functionality and developing future releases targeted to our buy-side customers. We also invested in the expansion of Thomson Reuters Elektron. Within our Professional division, we focused incremental investment on acquisition integration, partially offsetting lower spending in product platforms as a result of having launched key products such as WestlawNext in 2010. We also continued to invest in infrastructure technology to drive efficiencies across our businesses.

Approximately 90% of our capital expenditures are technology-related investments. We make significant investments in technology because it is essential to providing information solutions to our customers and because we intend to maintain the competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware and software for product platforms, delivery systems and infrastructure.

Financing activities. Cash used by financing activities was largely unchanged in 2011 compared to 2010. In 2011, we reduced the overall level of our long-term debt, but made more extensive use of our commercial paper program to provide short-term liquidity. We also returned more cash to our shareholders through an increase in the annual dividend and share repurchases.

•
Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds and debt repayments. Our net commercial paper borrowings were $0.4 billion in 2011, but reached a peak of $1.1 billion in September.

•
Credit facility. In August 2011, we entered into a new $2.0 billion, five-year unsecured syndicated credit facility agreement which replaced a credit agreement that we signed in 2007. The new credit agreement is substantially similar to the 2007 agreement. We plan to utilize the facility from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes. As of December 31, 2011, we had no amounts drawn under the credit facility.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

We guarantee borrowings by our subsidiaries under the credit facility agreement. Under the agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2011.

Thomson Reuters Annual Report 2011

•	Long-term debt. Over the last two years, we have refinanced both scheduled maturities and early redemptions of debt securities at attractive rates. The following table summarizes these transactions.

Date	Transaction	Principal Amount (in millions)
2011:	Notes issued
October 2011	3.95% notes due 2021	US$350
2010:
March 2010	5.85% notes due 2040	US$500
September 2010	4.35% notes due 2020	C$750
2011:	Notes repaid
July 2011	5.25% notes due 2011	C$600
2010:
March/April 2010	6.20% notes due 2012 (1)	US$700
November 2010	4.625% notes due 2010	€500

(1)	These notes were redeemed prior to their scheduled maturity.

2011:

•
The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources. A portion of these commercial paper borrowings were subsequently repaid with the net proceeds from the issuance of notes in October 2011.

2010:

•	The early redemption of notes in March/April 2010 was funded with the net proceeds from notes issued in March 2010 and available cash resources.

•
The Canadian dollar-denominated notes issued in September 2010 were converted to $731 million principal amount at an interest rate of 3.91% using fixed-to-fixed cross-currency swap agreements. These swaps were designated as cash flow hedges. The net proceeds and available cash resources were used to repay €500 million principal amount of 4.625% notes that matured in November 2010 for $762 million (after swaps).

We have issued $350 million principal amount of debt securities under our $3.0 billion debt shelf prospectus that expires in May 2013.

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

We are not aware of any changes to our credit ratings being contemplated by rating agencies.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Thomson Reuters Annual Report 2011

•	Dividends. Dividends paid on our common shares during the last two years were as follows:

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Dividends declared	1,034	966
Dividends reinvested in shares	(74)	(68)
Dividends paid	960	898

In 2011 and 2010, we paid an annualized dividend per common share of $1.24 and $1.16, respectively. Our annualized dividend rate for 2012 has been increased to $1.28 per common share. See “Subsequent Events”.

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

•
Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy. In May 2011, we renewed our normal course issuer bid (NCIB) for an additional 12-month period. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) in open market transactions on the TSX or the New York Stock Exchange (NYSE) between May 13, 2011 and May 12, 2012.

In 2011, we repurchased 10,755,900 of our common shares for $326 million. The average price per share was $30.27. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Free cash flow and underlying free cash flow.

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Net cash provided by operating activities	2,597	2,672
Capital expenditures, less proceeds from disposals	(1,041)	(1,114)
Other investing activities	49	8
Dividends paid on preference shares	(3)	(3)
Free cash flow	1,602	1,563
Integration programs costs (1)	286	450
Underlying free cash flow	1,888	2,013

(1)	Free cash flow includes one-time cash costs related to our integration programs, which we remove to derive underlying free cash flow.

In 2011, free cash flow was impacted by an unfavorable change in working capital and higher tax payments which offset higher adjusted EBITDA. The unfavorable change in working capital arose from a timing benefit in the fourth quarter of 2010 as well as a higher level of receivables at December 31, 2011 because some of our customers, particularly in the financial services business, are taking longer to pay us. Higher tax payments included a $51 million payment to settle a legacy Reuters tax liability. Free cash flow was also aided by lower integration programs costs.

FINANCIAL RISK MANAGEMENT

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 18 of our 2011 annual financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Thomson Reuters Annual Report 2011

Our global operations expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar. As our operations outside the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact. The fair value of outstanding contracts at December 31, 2011 was a net asset of $29 million, which we reported within “Other financial assets–current” and “Other financial liabilities-current” in our statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Please see note 18 of our 2011 annual financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. In particular, we are closely watching conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Euro zone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the credit worthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

The following charts outline the currency profile of our revenues and expenses for 2011:

Revenues (1)	Expenses (1)

(1)	Revenues from ongoing businesses. Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / British pound sterling = 1.603 and U.S. dollar / Euro = 1.391.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our long-term debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt (1)	-	1,000	1,383	581	725	3,471	7,160
Interest payable (1)	397	373	328	248	196	1,429	2,971
Debt-related hedges outflows (2)	127	127	617	685	649	838	3,043
Debt-related hedges inflows (2)	(140)	(139)	(719)	(676)	(767)	(838)	(3,279)
Operating lease payments	325	284	233	185	132	413	1,572
Unconditional purchase obligations	514	376	288	195	4	17	1,394
Pension contributions (3)	66	-	-	-	-	-	66
Total	1,289	2,021	2,130	1,218	939	5,330	12,927

(1)	Represents our contractual principal and interest payments (before swaps). Future cash flows have been calculated using forward foreign exchange rates.

(2)
Our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent our projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent our projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates. We present our projected inflows along with outflows in order to reflect the net cash flow we anticipate from our debt-related hedging instruments in order to satisfy principal and interest payments to our long-term debt securities holders.

(3)	Represents expected contributions to our funded pension plans. These amounts do not include voluntary contributions we may elect to make from time to time.

Thomson Reuters Annual Report 2011

We provide further information about our obligations below:

•
Operating leases - We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations. With certain leases, we guarantee a portion of any residual value loss incurred by the lessors to dispose of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” on our statement of financial position.

•
Subsidiary guarantees - For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•	Unconditional purchase obligations - We have various obligations for materials, supplies and services in the ordinary conduct of business.

•
Pension obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2011, the fair value of plan assets for our funded plans was 88% of the plan obligations. In 2011, we made contributions of $86 million to all of our defined benefit plans, including $10 million to our primary U.S. employee plan in order to improve the plan’s funded status. There were no other significant special contributions to pension plans in 2011.

In 2012, we expect to contribute approximately $98 million to all our pension plans, including $38 million in accordance with the normal funding policy of funded plans, $28 million of special contributions to funded plans and $32 million for claims arising under unfunded plans. The expected special contributions include $12 million and $10 million to the Reuters Supplementary Pension Plan (SPS) and the Reuters Pension Fund (RPF), respectively, reflecting agreements with plan trustees. In 2011, we incurred $72 million of expense related to granting enhanced retirement benefits under the RPF and SPS plans. The special contributions we expect to make to these plans in 2012 include funding for these enhanced benefits, which we expect to fund over a number of years. From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to our pension plans could differ significantly from our estimates.

•
Acquisition and disposition contingencies - We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While we do not believe that we have engaged in any anti-competitive behavior related to RIC symbols, we offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. As a result of market testing (as prescribed by European Union law), the European Commission recently advised us that our proposed commitments were insufficient to meet its concerns. We continue to cooperate fully with the European Commission.

In addition to the matter described above, we have engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition taken as a whole.

Thomson Reuters Annual Report 2011

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. In 2011, we reduced our provisions for uncertain tax positions by $48 million following resolution of IRS challenges to certain tax positions taken on our tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table sets forth our current 2012 outlook, the material assumptions related to our outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2012 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure. We provide our outlook for free cash flow both including and excluding businesses that have been or are expected to be exited through sale or closure.

2012 Outlook	Material assumptions	Material risks
Revenues expected to grow low single digits
—      Improvement in net sales as the year progresses

—      Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies

—      Continued increase in the number of professionals around the world and their demand for high quality information and services

—      Successful execution of ongoing product release and customer support programs, globalization strategy and other growth initiatives

—      Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

—      Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—      Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world may limit business opportunities for our customers, lowering their demand for our products and services

—      Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

—      Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

Thomson Reuters Annual Report 2011

2012 Outlook	Material assumptions	Material risks
Adjusted EBITDA margin expected to be between 27% and 28%
—      Revenues expected to grow low single digits in 2012

—      Business mix continues to shift to higher-growth lower margin offerings

—      Realization of expected benefits from efficiency initiatives and 2011 organizational realignments

—      See the risks above related to the revenue outlook

—      Revenues from higher margin businesses may be lower than expected

—      The costs of required investments exceed expectations or actual returns are below expectations

Underlying operating profit margin expected to be between 18% and 19%
—      Adjusted EBITDA margin expected to be between 27% and 28% in 2012

—      Depreciation and amortization expense expected to represent 9% of revenues reflecting prior investments

—      Capital expenditures expected to be between 7.5% and 8.0% of revenues

— See the risks above related to adjusted EBITDA margin outlook — 2012 capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow expected to increase 5% to 10% and free cash flow from ongoing operations expected to grow 15% to 20%	— Revenues expected to grow low single digits in 2012 — Adjusted EBITDA margin expected to be between 27% and 28% — Capital expenditures expected to be between 7.5% to 8.0% of revenues
—      See the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—      A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—      2012 capital expenditures may be higher than currently expected resulting in higher cash outflows

—      The timing of completing divestitures may vary from our expectations resulting in actual free cash flow performance below our expectations

Additionally, in 2012, we expect interest expense to be $400 million to $425 million, assuming no significant change in our level of indebtedness. We also expect that our 2012 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 21% to 23%, assuming no material changes in current tax laws or treaties to which we are subject.

Thomson Reuters Annual Report 2011

RELATED PARTY TRANSACTIONS

As of March 7, 2012, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In November 2011, we sold two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $49 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $49 million within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between us and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2011, the total amount charged to Woodbridge for these services was approximately $69,000 (2010 - $126,000).

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2011 were $58,000 (2010 - $67,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2011 and 2010, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. These services were valued at approximately $10 million for 2011 (2010 - $9 million). At December 31, 2011 the amount receivable from Omgeo was approximately $1 million (2010 - $2 million).

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for 2011 (2010 - $2 million). The amounts receivable relating to technology and other services were negligible at December 31, 2011 and 2010.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2011, our costs under this lease arrangement for rent, taxes and other expenses were approximately $37 million (2010 - $38 million). At December 31, 2011 and 2010, the amounts payable to 3XSQ Associates were negligible.

Thomson Reuters Annual Report 2011

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

SUBSEQUENT EVENTS

COMPLETED DIVESTITURES

In January 2012, we completed the sale of our Trade and Risk Management business. We expect to record a gain on this transaction in the first quarter of 2012.

In February 2012, we reached agreement to sell our Portia business, a provider of portfolio accounting and reporting applications. We expect to record a gain on this transaction, which is expected to close in the second quarter of 2012.

PLANNED DIVESTITURES

In February 2012, we announced our intention to sell the following businesses that are no longer fundamental to our strategy:

Business	Segment	Description
Law School Publishing	Legal	A provider of law school textbooks.
Property Tax Consulting	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.
eXimius	Markets	A provider of software and services to wealth management companies.

These sales are expected to be completed by mid-2012, and will not qualify for discontinued operations classification.

2012 DIVIDENDS

In February 2012, our board of directors approved a $0.04 per share increase in the annualized dividend rate to $1.28 per common share. A quarterly dividend of $0.32 per share was paid on March 15, 2012 to shareholders of record as of February 22, 2012.

CHANGES IN ACCOUNTING POLICIES

PRONOUNCEMENTS EFFECTIVE JANUARY 1, 2011

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC) that are applicable for accounting periods beginning January 1, 2011. The amendments to the following standards are applicable to us:

•	IFRS 3 - Business Combinations;

•	IFRS 7 - Financial Instruments: Disclosures;

•	IAS 1 - Presentation of Financial Statements;

•	IAS 24 - Related Party Disclosures;

•	IAS 27 - Consolidated and Separate Financial Statements; and

•	IAS 34 - Interim Financial Reporting.

These amendments were primarily clarifications and improvements and did not have a material impact on our 2011 annual audited financial statements.

Thomson Reuters Annual Report 2011

RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or IFRIC that will be effective for accounting periods beginning on or after January 1, 2012. Many of these updates are not applicable or consequential to us and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of ‘net interest income (expense)’ computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, we expect restated net earnings for 2012 to be lower than originally reported under the current accounting standard. The decrease is expected to arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation. As the discount rate is lower than the expected rate of return on assets (see note 25 in our 2011 annual financial statements), net earnings are expected to decrease as net interest attributable to plan assets will decline.

In addition, the following pronouncements, listed by applicable annual accounting period effective date, are being assessed to determine their impact on our results and financial position.

Effective – January 1, 2013
IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial instruments under an enforceable master netting or similar arrangement.

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (SIC) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Thomson Reuters Annual Report 2011

Effective – January 1, 2013 (Continued)
IAS 1	Presentation of Financial Statements
IAS 1 was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Effective – January 1, 2014
IAS 32	Financial Instruments: Presentation
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement.

Effective – January 1, 2015
IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value.

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to require additional disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. See Appendix D of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Thomson Reuters Annual Report 2011

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In 2011, we completed the Reuters integration program that we commenced in 2008. A phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We continue to modify the design and documentation of the related internal control processes and procedures as the phased implementation progresses.

Except as described above, there was no change in our internal control over financial reporting during 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, and based on that assessment determined that our internal control over financial reporting was effective. See our 2011 annual financial statements for our management’s report on internal control over financial reporting.

SHARE CAPITAL

As of March 7, 2012, we had outstanding 828,066,323 common shares, 6,000,000 Series II preference shares, 13,489,741 stock options and a total of 8,195,647 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2011 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the “Overview” and ”Outlook” sections and our discussion of outlooks in the ”Results of Operations” section, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2011

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and corporate expenses. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software, but including integration programs expenses. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations

Thomson Reuters Annual Report 2011

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other identifiable intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Thomson Reuters Annual Report 2011

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities
Free cash flow from ongoing operations	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities
Return on invested capital (ROIC)	Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Please see our calculation of ROIC in Appendix C for a reconciliation of the components in the calculation to the most comparable IFRS measure.

Thomson Reuters Annual Report 2011

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

	Three months ended December 31,			Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change	2011	2010	Change
(Loss) earnings from continuing operations	(2,604)	225	n/m	(1,396)	933	n/m
Adjustments:
Tax (benefit) expense	(78)	(4)		293	139
Other finance (income) costs	(4)	(8)		15	(28)
Net interest expense	95	96		396	383
Amortization of other identifiable intangible assets	166	146		612	545
Amortization of computer software	178	155		659	572
Depreciation	114	110		438	457
EBITDA	(2,133)	720		1,017	3,001
Adjustments:
Share of post tax earnings in equity method investees	(2)	(2)		(13)	(8)
Other operating losses (gains), net	98	1		(204)	16
Goodwill impairment	3,010	-		3,010	-
Fair value adjustments	(37)	42		(149)	117
EBITDA from Other businesses (1)	(72)	(76)		(249)	(274)
Adjusted EBITDA	864	685	26%	3,412	2,852	20%
Adjusted EBITDA margin	25.8%	21.4%	440bp	26.4%	23.6%	280bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY DIVISION AND BUSINESS SEGMENT

	Three months ended December 31, 2011			Three months ended December 31, 2010
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Legal	251	67	318	238	69	307
Tax & Accounting	118	27	145	110	22	132
Intellectual Property & Science	64	16	80	53	12	65
Professional division	433	110	543	401	103	504
Markets division	311	153	464	298	135	433
Corporate expenses	(87)	8	(79)	(88)	9	(79)
Integration programs expenses	na	na	(64)	na	na	(173)
Total	657	271	864	611	247	685

Thomson Reuters Annual Report 2011

	Year ended December 31, 2011			Year ended December 31, 2010
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Legal	943	290	1,233	892	269	1,161
Tax & Accounting	261	98	359	223	84	307
Intellectual Property & Science	237	59	296	209	54	263
Professional division	1,441	447	1,888	1,324	407	1,731
Markets division	1,411	581	1,992	1,281	527	1,808
Corporate expenses	(273)	20	(253)	(249)	25	(224)
Integration programs expenses	na	na	(215)	na	na	(463)
Total	2,579	1,048	3,412	2,356	959	2,852

** excludes Other businesses (1)

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Enterprise Risk (risk management solutions provider to financial institutions, sold in January 2012); and Healthcare (data, analytics and performance benchmarking solutions provider).

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2011	2010	2011	2010
Revenues	222	257	891	962

Operating profit	51	58	200	204
Depreciation and amortization of computer software	21	18	49	70
EBITDA	72	76	249	274

RECONCILIATION OF WEIGHTED AVERAGE DILUTED SHARES USED IN ADJUSTED EPS

Because we reported a net loss from continuing operations under IFRS for the fourth quarter and year ended December 31, 2011, the weighted average number of shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings from continuing operations” is a profit, as it excludes the $3.0 billion goodwill impairment charge recorded in the fourth quarter of 2011 (see “Critical Accounting Estimates and Judgments”), potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

	Three months ended	Year ended
(weighted average common shares)	December 31, 2011
IFRS: Basic and Diluted	828,185,741	833,459,452
Effect of stock options and other equity incentive awards	1,489,159	2,297,510
Non- IFRS Diluted	829,674,900	835,756,962

RECONCILIATION OF FREE CASH FLOW TO FREE CASH FLOW FROM ONGOING OPERATIONS

The “Outlook” section of this management’s discussion and analysis includes free cash flow from ongoing operations as a supplemental non-IFRS measure. The following table provides our 2011 baseline for 2012 growth rate comparisons.

(millions of U.S. dollars)	Year ended December 31, 2011
Free cash flow	1,602
Other businesses	(215)
Free cash flow from ongoing operations	1,387

See “Liquidity and Capital Resources” for a reconciliation of free cash flow to the most directly comparable IFRS measure, which is “Net cash provided from operating activities”.

Thomson Reuters Annual Report 2011

APPENDIX C

CALCULATION OF RETURN ON INVESTED CAPITAL (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits.

The following table provides the calculation of our return on invested capital for 2011 and 2010.

(millions of U.S. dollars)	2011	2010
Calculation of adjusted operating profit after taxes
Operating (loss) profit	(705)	1,419
Add / (Deduct):
Amortization of other identifiable intangible assets	612	545
Fair value adjustments	(149)	117
Goodwill impairment	3,010	-
Other operating (gains) losses, net	(204)	16
Adjusted operating profit (1)	2,564	2,097
Net cash taxes paid on operations (2)	(358)	(231)
Post-tax adjusted operating profit	2,206	1,866
Calculation of invested capital
Trade and other receivables	1,984	1,809
Prepaid expenses and other current assets	641	912
Assets held for sale (3)	808	-
Computer hardware and other property, net	1,509	1,567
Computer software, net	1,640	1,613
Other identifiable intangible assets (excludes accumulated amortization)	12,491	12,191
Goodwill (4)	16,283	16,351
Payables, accruals and provisions	(2,675)	(2,924)
Liabilities associated with assets held for sale (3)	(27)	-
Deferred revenue	(1,379)	(1,300)
Present value of operating leases (5)	1,267	1,322
Total invested capital (6)	32,542	31,541
Average invested capital	32,042	30,945
Return on invested capital	6.9%	6.0%

(1)	Adjusted operating profit includes integration expenses as well as operating profit from “Other businesses”.

(2)	Excludes cash taxes paid on the disposal of businesses and investments.

(3)
Assets held for sale exclude $8 million of financial assets and include $47 million in accumulated intangible asset amortization and impairment and $2 million in goodwill impairment. Liabilities associated with assets held for sale exclude financial liabilities of $8 million.

(4)
Goodwill has not been reduced for the $3.0 billion impairment recorded in 2011. Goodwill excludes amounts associated with deferred taxes of $2.6 billion and $2.5 billion in 2011 and 2010, respectively, arising from acquisition accounting.

(5)	Present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(6)
Invested capital excludes: financial assets and liabilities, including cash and debt; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

Thomson Reuters Annual Report 2011

APPENDIX D

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2011, the combined allowances were $145 million, or 7%, of the gross trade accounts receivable balance of approximately $2.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $21 million for the year ended December 31, 2011.

Computer software

Computer software represented approximately $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2011. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The considerations which form the basis of the assumptions for these estimated useful lives include the timing of technological obsolescence and competitive pressures, as well as historical experience and internal business plans for the projected use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $8.5 billion and $15.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2011. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Impairment test of goodwill

We performed our annual test for goodwill impairment in the fourth quarter of 2011 in accordance with our policy described in note 1 to our 2011 audited annual financial statements. An impairment of goodwill occurs when the estimated fair value less cost to sell of a cash generating unit (CGU) is below the carrying value of the CGU. The estimated fair value less cost to sell of all CGUs exceeded their carrying values except for Markets. As a result, we recognized a pre-tax non-cash goodwill impairment charge of $3.0 billion. The tax impact of the impairment charge was only $28 million because this goodwill had no significant tax basis. The impairment was due to weaker than expected performance by Markets. The impairment charge will not impact our normal business operations nor will it affect liquidity, cash flow from operations or financial covenants under our outstanding debt securities or revolving credit facility.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Thomson Reuters Annual Report 2011

Valuation Techniques

As in prior years, we used an income approach and a market approach to assess goodwill impairment. The recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the following two methods to estimate fair value:

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow (DCF) method was used which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach / 40% market approach except in one instance as noted below. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

The fair value of one CGU, which is comprised of recently acquired investments, was weighted 100% to the income approach as management concluded that a market approach did not appropriately reflect its value. This CGU constituted less than 5% of total carrying value.

Growth

The assumptions used were based on our internal budget. We projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and efficiency initiatives, and the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. In certain circumstances, the effective tax rates, which ranged from 28% to 41%, were below the statutory tax rates. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Thomson Reuters Annual Report 2011

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Markets	West	All Other
Discount rate	9.5%	7.5%	8.1% - 11.5%
Perpetual growth rate	3.0%	2.0%	3.0%

The fair value for each CGU other than Markets was in excess of its carrying value. The excess ranged from 52% to 392% of the carrying value of the applicable CGU except for one CGU whose fair value was in excess of its carrying value by only 13%. This CGU was comprised of recently acquired investments and constituted less than 5% of total carrying value. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any CGU to exceed its recoverable amount.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and Reuters Pension Fund (RPF), a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $182 million as of December 31, 2011.

Expected rate of return on assets

We must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, we consider historical returns, input from investment advisors and our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. For the TRGP and RPF, a 0.25% increase or decrease in the expected rate of return on assets would decrease or increase pension expense by approximately $9 million in 2012.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.0% for 2011, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2011 and an increase or decrease in the service and interest costs of approximately $1 million in 2011.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the TRGP and the RPF as of December 31, 2011 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively. For the TRGP and the RPF, an increase in life expectancy of one year across all age groups would result in a $78 million increase in the defined benefit obligation as of December 31, 2011.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Thomson Reuters Annual Report 2011

Our 2011 effective income tax rate was not meaningful due to the impact of the $3.0 billion goodwill impairment charge, most of which is non-deductible for tax purposes. Excluding the goodwill impairment charge, the 2011 effective income tax rate on earnings from continuing operations was 16.8%. A 1% increase in the effective tax rate, excluding the goodwill impairment charge, would have increased 2011 income tax expense by approximately $19 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1 to our 2011 audited annual financial statements, we assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2011

APPENDIX E

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information for 2011, 2010 and 2009.

2009 was a year of challenge due to the global economic recession, and achievement, as we executed on our strategic priorities and delivered a solid underlying operating profit margin, driven by continued progress on integration programs, strong cost management and the benefit of currency. With the worst of the economic downturn stemming from the 2008/2009 financial crisis behind us, we entered 2010 with positive sales momentum. However, given the subscription nature of our business, the impact of negative net sales in 2009 affected our revenues in 2010 and we were slower to return to growth than other businesses. Our business mix has also been transforming over the last few years as we continue to invest in higher-growth segments and newly acquired businesses. However, these investments and acquisitions are initially dilutive to our margins. At the same time, our higher-margin print and non-subscription revenues declined through the economic recession.

In 2011, muted economic recovery in developed markets continued to impact our results. Our Markets division was further affected by headcount reductions in the financial services industry and by challenges related to the launch and development of Thomson Reuters Eikon. We recorded a $3.0 billion non-cash goodwill impairment charge related to our Markets division (see “Critical Accounting Estimates and Judgments”). Our Professional division grew through the economic cycle, benefiting from investments in new products, adjacent markets and global expansion. Savings from our efficiency initiatives and lower integration expenses contributed to expansion of adjusted EBITDA margin.

Our strong financial position and attractive business model, which is highly-cash flow generative, enabled us to continue making investments in our business while maintaining stable debt levels. Net debt increased primarily due to lower cash balances at December 31, 2011. However, this was partly impacted by the timing of proceeds from divestitures as we completed the sale of our Trade and Risk Management business in January 2012.

See “Results of Operations” for a full discussion of our performance in 2011 compared to 2010.

	For the years ended and as at December 31,
(millions of U.S. dollars, except per share amounts)	2011		2010		2009
Consolidated Income Statement Data:
Revenues		13,807		13,070		12,997
Operating (loss) profit		(705)		1,419		1,575
(Loss) earnings from continuing operations		(1,396)		933		844
Net (loss) earnings		(1,392)		933		867
Basic (loss) earnings per share from continuing operations		$(1.68)		$1.09		$0.99
Basic (loss) earnings per share		$(1.67)		$1.09		$1.01
Diluted (loss) earnings per share from continuing operations		$(1.68)		$1.08		$0.99
Diluted (loss) earnings per share		$(1.67)		$1.08		$1.01
Consolidated Statement of Financial Position Data:
Total assets		32,476		35,531		34,573
Total long-term financial liabilities (1)		7,187		6,944		6,863
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)		$1.24		$1.16		$1.12
Dividends per Thomson Reuters PLC ordinary share (US$) (2)		-		-		$0.84
Dividends per Thomson Reuters Corporation Series II preference share (C$)	$	C0.53	$	C0.45	$	C0.43
Non-IFRS Data (unaudited) (3):
Revenues from ongoing businesses		12,916		12,108		12,003
Adjusted EBITDA		3,412		2,852		3,019
Adjusted EBITDA margin		26.4%		23.6%		25.2%
Underlying operating profit		2,579		2,356		2,540
Underlying operating profit margin		20.0%		19.5%		21.2%
Adjusted earnings from continuing operations		1,658		1,306		1,377
Adjusted earnings per share from continuing operations		$1.98		$1.56		$1.65
Net debt		6,987		6,389		6,383
Free cash flow		1,602		1,563		1,570
Underlying free cash flow		1,888		2,013		2,058
(1)	Long-term financial liabilities are comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current on our consolidated statement of financial position.

(2)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with the unification of our dual listed company structure.

(3)	Non-IFRS financial measures are defined in Appendix A of this management’s discussion and analysis.

Thomson Reuters Annual Report 2011

APPENDIX F

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	3,330	3,140	3,447	3,216	3,453	3,256	3,577	3,458
Operating profit (loss)	396	321	833	435	659	356	(2,593)	307
Earnings (loss) from continuing operations	255	134	572	303	381	271	(2,604)	225
Earnings (loss) from discontinued operations, net of tax	2	-	-	(6)	-	6	2	-
Net earnings (loss)	257	134	572	297	381	277	(2,602)	225
Earnings (loss) attributable to common shares	250	127	563	290	369	268	(2,572)	224

Dividends declared on preference shares	(1)	(1)	(1)	-	-	(1)	(1)	(1)

Basic earnings per share
From continuing operations	$0.30	$0.15	$0.67	$0.36	$0.44	$0.31	$(3.11)	$0.27
From discontinued operations	-	-	-	(0.01)	-	0.01	-	-
	$0.30	$0.15	$0.67	$0.35	$0.44	$0.32	$(3.11)	$0.27
Diluted earnings per share
From continuing operations	$0.30	$0.15	$0.67	$0.36	$0.44	$0.31	$(3.11)	$0.27
From discontinued operations	-	-	-	(0.01)	-	0.01	-	-
	$0.30	$0.15	$0.67	$0.35	$0.44	$0.32	$(3.11)	$0.27

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for all periods presented reflect both the expenses and benefits of the integration programs we commenced in 2008 in connection with the Reuters acquisition and which we completed at the end of 2011.

Revenues increased in each quarter of 2011 compared to 2010, benefiting from investment in new products and acquisitions. The first nine-months of the year included a benefit from favorable foreign currency. This growth was led by our Professional division, with slower growth by our Markets division. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our Markets division. We realized $388 million of gains from the disposal of businesses and investments and $83 million of charges relating to the termination of a vendor agreement; both were principally in the second quarter of 2011. Integration programs expenses declined through 2011 as the various initiatives were completed.

Our revenue trends began to improve in the latter part of 2010 as the impacts from negative net sales (due to the weak economic environment) in 2009 lessened and as we benefited from positive net sales throughout 2010. This return to revenue growth contributed to higher operating profit. However, continued investment in new product launches and the dilutive impacts of several acquisitions, particularly in our Legal segment, held back near term operating profit growth. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities in the first quarter of 2010.

Thomson Reuters Annual Report 2011

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 19, 2012

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 19, 2012

Thomson Reuters Annual Report 2011

Independent Auditor’s Report

March 19, 2012

TO THE SHAREHOLDERS OF THOMSON REUTERS CORPORATION:

We have completed integrated audits of Thomson Reuters Corporation and its subsidiaries' (the "Company") 2011 and 2010 consolidated financial statements and their internal control over financial reporting as at December 31, 2011. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2011 and 2010 and the consolidated income statement and consolidated statements of comprehensive income, cash flow and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Thomson Reuters Annual Report 2011

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company's internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2011	2010
Revenues		13,807	13,070
Operating expenses	5	(9,997)	(10,061)
Depreciation		(438)	(457)
Amortization of computer software		(659)	(572)
Amortization of other identifiable intangible assets		(612)	(545)
Goodwill impairment	17	(3,010)	-
Other operating gains (losses), net	6	204	(16)
Operating (loss) profit		(705)	1,419
Finance costs, net:
Net interest expense	7	(396)	(383)
Other finance (costs) income	7	(15)	28
(Loss) income before tax and equity method investees		(1,116)	1,064
Share of post tax earnings in equity method investees		13	8
Tax expense	8	(293)	(139)
(Loss) earnings from continuing operations		(1,396)	933
Earnings from discontinued operations, net of tax		4	-
Net (loss) earnings		(1,392)	933
(Loss) earnings attributable to:
Common shareholders		(1,390)	909
Non-controlling interests	27	(2)	24

(Loss) earnings per share:	9
Basic (loss) earnings per share:
From continuing operations		$(1.68)	$1.09
From discontinued operations		0.01	-
Basic (loss) earnings per share		$(1.67)	$1.09

Diluted (loss) earnings per share:
From continuing operations		$(1.68)	$1.08
From discontinued operations		0.01	-
Diluted (loss) earnings per share		$(1.67)	$1.08

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2011	2010
Net (loss) earnings		(1,392)	933
Other comprehensive loss:
Cash flow hedges adjustments to equity		(41)	113
Cash flow hedges adjustments to earnings	18	62	(123)
Foreign currency translation adjustments to equity		(59)	9
Foreign currency translation adjustments to earnings		2	(8)
Net actuarial losses on defined benefit pension plans, net of tax(1)	25	(262)	(108)
Other comprehensive loss		(298)	(117)
Total comprehensive (loss) income		(1,690)	816

Comprehensive (loss) income for the period attributable to:
Common shareholders		(1,688)	792
Non-controlling interests	27	(2)	24

(1)	The related tax benefit was $126 million and $58 million for the years ended December 31, 2011 and 2010, respectively.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2011	2010
ASSETS
Cash and cash equivalents	10	422	864
Trade and other receivables	11	1,984	1,809
Other financial assets	18	100	74
Prepaid expenses and other current assets	12	641	912
Current assets excluding assets held for sale		3,147	3,659
Assets held for sale	13	767	-
Current assets		3,914	3,659
Computer hardware and other property, net	14	1,509	1,567
Computer software, net	15	1,640	1,613
Other identifiable intangible assets, net	16	8,471	8,714
Goodwill	17	15,932	18,892
Other financial assets	18	425	460
Other non-current assets	19	535	558
Deferred tax	22	50	68
Total assets		32,476	35,531

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	18	434	645
Payables, accruals and provisions	20	2,675	2,924
Deferred revenue		1,379	1,300
Other financial liabilities	18	81	142
Current liabilities excluding liabilities associated with assets held for sale		4,569	5,011
Liabilities associated with assets held for sale	13	35	-
Current liabilities		4,604	5,011
Long-term indebtedness	18	7,160	6,873
Provisions and other non-current liabilities	21	2,513	2,217
Other financial liabilities	18	27	71
Deferred tax	22	1,422	1,684
Total liabilities		15,726	15,856

Equity
Capital	23	10,288	10,284
Retained earnings		7,633	10,518
Accumulated other comprehensive loss		(1,516)	(1,480)
Total shareholders’ equity		16,405	19,322
Non-controlling interests	27	345	353
Total equity		16,750	19,675
Total liabilities and equity		32,476	35,531

Contingencies (note 28)

The related notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Company’s board of directors on March 7, 2012.

David Thomson	James C. Smith
Director	Director

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net (loss) earnings		(1,392)	933
Adjustments for:
Depreciation		438	457
Amortization of computer software		659	572
Amortization of other identifiable intangible assets		612	545
Goodwill impairment		3,010	-
Net gains on disposals of businesses and investments		(388)	(26)
Deferred tax	22	(202)	(205)
Other	26	139	440
Changes in working capital and other items	26	(279)	(38)
Operating cash flows from continuing operations		2,597	2,678
Operating cash flows from discontinued operations		-	(6)
Net cash provided by operating activities	26	2,597	2,672
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	27	(1,286)	(612)
Proceeds from other disposals, net of taxes paid		415	26
Capital expenditures, less proceeds from disposals	26	(1,041)	(1,114)
Other investing activities		49	8
Investing cash flows from continuing operations		(1,863)	(1,692)
Investing cash flows from discontinued operations		56	-
Net cash used in investing activities	26	(1,807)	(1,692)
FINANCING ACTIVITIES
Proceeds from debt	18	349	1,367
Repayments of debt	18	(648)	(1,683)
Net borrowings under short-term loan facilities		400	5
Repurchases of common shares	23	(326)	-
Dividends paid on preference shares		(3)	(3)
Dividends paid on common shares	23	(960)	(898)
Other financing activities		(39)	(7)
Net cash used in financing activities		(1,227)	(1,219)
Translation adjustments on cash and cash equivalents		(5)	(8)
Decrease in cash and cash equivalents		(442)	(247)
Cash and cash equivalents at beginning of period	10	864	1,111
Cash and cash equivalents at end of period	10	422	864

Supplemental cash flow information is provided in note 26.

Interest paid		(399)	(393)
Interest received		9	7
Income taxes paid		(511)	(243)

Amounts paid and received for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive (loss) income(1)	-	-	-	(1,652)	21	(57)	(36)	(2)	(1,690)
Change in ownership interest of subsidiary	-	-	-	-	-	-	-	34	34
Distributions to non-controlling interest	-	-	-	-	-	-	-	(40)	(40)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,034)	-	-	-	-	(1,034)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	74	-	74	-	-	-	-	-	74
Repurchases of common shares	(130)	-	(130)	(196)	-	-	-	-	(326)
Stock compensation plans	113	(53)	60	-	-	-	-	-	60
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss)(1)	-	-	-	801	(10)	1	(9)	24	816
Change in ownership interest of subsidiary(2)	-	-	-	125	-	-	-	291	416
Distributions to non-controlling interest	-	-	-	-	-	-	-	(30)	(30)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(966)	-	-	-	-	(966)
Shares issued under DRIP	68	-	68	-	-	-	-	-	68
Stock compensation plans	52	(13)	39	-	-	-	-	-	39
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675

(1)	Retained earnings for the year ended December 31, 2011 includes net actuarial losses of $262 million, net of tax, (2010 - $108 million).

(2)	Comprised of amounts relating to Tradeweb. See note 27.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2011

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

These financial statements were approved by the Company’s board of directors on March 7, 2012.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on an going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

Pronouncements effective January 1, 2011

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are applicable for accounting periods beginning January 1, 2011. The amendments to the following standards are applicable to the Company:

•	IFRS 3 - Business Combinations;

•	IFRS 7 - Financial Instruments: Disclosures;

•	IAS 1 - Presentation of Financial Statements;

•	IAS 24 - Related Party Disclosures;

•	IAS 27 - Consolidated and Separate Financial Statements; and

•	IAS 34 - Interim Financial Reporting.

These amendments were primarily clarifications and improvements and did not have a material impact on the Company’s financial statements for the year ended December 31, 2011.

Principles of consolidation

The financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•
acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

Thomson Reuters Annual Report 2011

•
if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the income statement;

•
contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the income statement and is adjusted against the carrying amount of the investments;

•
when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the proportionate consolidation method as follows:

•	the statement of financial position includes the Company’s share of the assets that it controls jointly and the liabilities for which it is jointly responsible;

•	the income statement includes the Company’s share of the income and expenses of the jointly controlled entity; and

•
gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures and losses are eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Thomson Reuters Annual Report 2011

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency.

The financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Foreign exchange gains and losses arising from the following are presented in the income statement within “Finance costs, net”:

•	borrowings and related hedging instruments;

•	cash and cash equivalents; and

•	intercompany loans that are not permanent in nature.

Foreign exchange gains and losses arising from settlement of intercompany loans previously considered permanent in nature upon loss of control, significant influence or joint control of the applicable entity are presented in the income statement within “Other operating gains (losses) net”.

All other foreign exchange gains and losses are presented in the income statement within “Operating expenses.”

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns and discounts, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Thomson Reuters Annual Report 2011

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. The vested portion of past service cost arising from plan amendments is recognized immediately in the income statement. The unvested portion is amortized on a straight-line basis over the average remaining period until the benefits become vested.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

Thomson Reuters Annual Report 2011

Termination benefits

Termination benefits are generally payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit sharing and bonus plans

Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the statement of financial position. In 2011 and 2010, these costs were amortized over their expected useful lives, which ranged from 3 to 10 years. In December 2011, the Company conformed the range of expected useful lives for all computer software to 3 to 5 years. There was no material impact from this change. The amortization expense is included in “Amortization of computer software” in the income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2011

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-40 years
Databases and content	2-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically:

•
trade names with indefinite useful lives are subject to an annual impairment assessment. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and

•
for the purpose of impairment testing, goodwill is allocated to cash-generating units (“CGUs”) based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying values of non-financial assets with finite lives, such as computer hardware and software, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In addition, long-lived assets that are not amortized, such as equity investments, are subject to annual or more frequent impairment assessment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Thomson Reuters Annual Report 2011

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are recognized initially at fair value and subsequently measured at amortized cost, and are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the income statement

•	Classification

Financial assets are classified at fair value through the income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

•	Recognition and measurement

Financial assets carried at fair value through the income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the income statement. Transaction costs are expensed.

Thomson Reuters Annual Report 2011

Loans and receivables

•	Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “Trade and other receivables” and “Cash and cash equivalents” and are classified as current assets in the statement of financial position.

•	Recognition and measurement

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are included in the income statement.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Additionally:

•	amounts accumulated in other comprehensive income are recycled to the income statement in the period when the hedged item will affect earnings;

•
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the income statement; and

Thomson Reuters Annual Report 2011

•	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” (see note 7) or “Operating expenses” (see note 5) in the income statement consistent with the underlying nature and purpose of the derivative instruments.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the income statement.

Taxation

Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•
are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Thomson Reuters Annual Report 2011

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2011, the combined allowances were $145 million, or 7%, of the gross trade accounts receivable balance of approximately $2.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $21 million for the year ended December 31, 2011.

Computer software

Computer software represented approximately $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2011. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The considerations which form the basis of the assumptions for these estimated useful lives include the timing of technological obsolescence and competitive pressures, as well as historical experience and internal business plans for the projected use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $8.5 billion and $15.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2011. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 17 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

See note 25 for further details including an estimate of the impact on the financial statements from changes in the most critical assumptions.

Thomson Reuters Annual Report 2011

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

The Company’s 2011 effective income tax rate was not meaningful due to the impact of a $3.0 billion goodwill impairment charge, most of which is non-deductible for tax purposes. Excluding the goodwill impairment charge, the 2011 effective income tax rate on earnings from continuing operations was 16.8%. A 1% increase in the effective tax rate, excluding the goodwill impairment charge, would have increased 2011 income tax expense by approximately $19 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the Internal Revenue Service (“IRS”) or other relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or IFRIC that will be effective for accounting periods beginning on or after January 1, 2012. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of ‘net interest income (expense)’ computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, the Company expects restated net earnings for 2012 to be lower than originally reported under the current accounting standard. The decrease is expected to arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation. As the discount rate is lower than the expected rate of return on assets (see note 25), net earnings are expected to decrease as net interest attributable to plan assets will decline.

Thomson Reuters Annual Report 2011

In addition, the following pronouncements, listed by applicable annual accounting period effective date, are being assessed to determine their impact on the Company’s results and financial position.

Effective – January 1, 2013
IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial instruments under an enforceable master netting or similar arrangement.

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

IAS 1	Presentation of Financial Statements
IAS 1 was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Thomson Reuters Annual Report 2011

Effective – January 1, 2014
IAS 32	Financial Instruments: Presentation
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement.

Effective – January 1, 2015
IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value.

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to require additional disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9.

NOTE 4: SEGMENT INFORMATION

The Company was organized in two divisions in 2011 and 2010: Professional and Markets. The Professional division was comprised of three reportable segments: Legal, Tax & Accounting and Intellectual Property & Science. The Markets division, also a reportable segment, consisted of financial and media businesses.

The Company also reports an “Other businesses” category that aggregates businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification and do not qualify as a component of another reportable segment, nor as a separate reportable segment. Other businesses include the Healthcare business which was announced for sale in July 2011. The divestiture process for Healthcare was suspended in December 2011 until market conditions allow the Company to complete a transaction at attractive terms (see note 13).

Segment information for the year ended December 31, 2010 was restated to reflect the current period’s presentation.

The Company’s four reportable segments were organized around target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world. The Legal segment offers a broad range of products and services that utilize the Company’s electronic databases of legal, regulatory, news, public records and business information. These products and services include legal research solutions; software-based workflow solutions; marketing, finance and operations technology and consulting services; and legal process outsourcing services.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific resources that enable governments, academia, corporations and law firms to discover, develop and deliver innovations.

Thomson Reuters Annual Report 2011

Markets

The Markets division serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers critical information, supporting technology and infrastructure to a diverse set of customers.

	Year ended December 31,
	2011	2010
Revenues
Legal	3,434	3,157
Tax & Accounting	1,149	1,006
Intellectual Property & Science	852	789
Professional	5,435	4,952
Markets	7,494	7,168
Reportable segments	12,929	12,120
Eliminations	(13)	(12)
Revenues from ongoing businesses	12,916	12,108
Other businesses (1)	891	962
Consolidated revenues	13,807	13,070

Operating (loss) profit
Segment operating profit
Legal	943	892
Tax & Accounting	261	223
Intellectual Property & Science	237	209
Professional	1,441	1,324
Markets	1,411	1,281
Reportable segments	2,852	2,605
Corporate expenses (2)	(273)	(249)
Underlying operating profit	2,579	2,356
Other businesses (1)	200	204
Integration programs expenses (see note 5)	(215)	(463)
Fair value adjustments (see note 5)	149	(117)
Amortization of other identifiable intangible assets	(612)	(545)
Goodwill impairment (3) (see note 17)	(3,010)	-
Other operating gains (losses), net	204	(16)
Consolidated operating (loss) profit	(705)	1,419

	Depreciation and amortization of computer software		Additions to capital assets(4) and goodwill		Total assets
	Year ended December 31,		Year ended December 31,		December 31,
	2011	2010	2011	2010	2011	2010
Legal	290	269	1,047	882	7,318	6,749
Tax & Accounting	98	84	700	96	2,381	1,743
Intellectual Property & Science	59	54	73	89	1,379	1,388
Professional	447	407	1,820	1,067	11,078	9,880
Markets	581	527	662	1,297	18,437	21,908
Reportable segments	1,028	934	2,482	2,364	29,515	31,788
Corporate	20	25	27	14	1,537	2,090
Other businesses(1)	49	70	70	67	1,424	1,653
Total	1,097	1,029	2,579	2,445	32,476	35,531

Thomson Reuters Annual Report 2011

Geographic Information
	Revenues		Non-current assets(5)
	Year ended December 31,		December 31,
(by country of origin)	2011	2010	2011	2010
Americas (North America, Latin America, South America)	8,094	7,754	17,014	18,754
EMEA (Europe, Middle East and Africa)	4,093	3,845	8,628	9,676
Asia Pacific	1,620	1,471	2,178	2,615
Total	13,807	13,070	27,820	31,045

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in January 2012); and Healthcare (data, analytics and performance benchmarking solutions provider). See notes 6 and 13.

(2)	Corporate expense includes corporate functions and certain share-based compensation costs.

(3)	The goodwill impairment relates to the Markets segment.

(4)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

(5)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, integration programs expenses and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance. Revenues from ongoing businesses are revenues from reportable segments less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and corporate expenses. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2011	2010
Electronic, software & services	12,546	11,836
Print	1,261	1,234
Total	13,807	13,070

Thomson Reuters Annual Report 2011

NOTE 5: OPERATING EXPENSES

The components of operating expenses include the following:

	Year ended December 31,
	2011	2010
Salaries, commissions and allowances	5,132	4,852
Share-based payments	87	92
Post-employment benefits	242	229
Total staff costs	5,461	5,173
Goods and services (1)	2,487	2,637
Data	1,044	1,006
Telecommunications	628	635
Real estate	526	493
Fair value adjustments (2)	(149)	117
Total operating expenses	9,997	10,061

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business as well as costs associated with the Company’s integration program that commenced in April 2008 in conjunction with the acquisition of Reuters Group PLC (“Reuters”), and other legacy efficiency initiatives. The Company incurred restructuring costs, including severance and losses on lease terminations in connection with the initiatives. The integration program was completed in 2011. Because the integration and legacy efficiency programs were corporate initiatives, the related expenses are excluded from segment operating profit and are reported separately in the segment information disclosures in note 4.

Operating expenses in 2011 also include a $50 million charge primarily related to a reorganization of the Markets division.

The chart below summarizes the aggregate integration and reorganization costs:

	Year ended December 31,
	2011	2010
Integration programs expenses	215	463
Reorganization charge	50	-

Employee termination benefits associated with the above programs, including severance and equity-based compensation are reported within “Salaries, commissions and allowances” and “Share-based payments”, respectively. In addition, consulting and technology-related expenses associated with the integration programs are reported within “Goods and services”. See note 21.

NOTE 6: OTHER OPERATING GAINS (LOSSES), NET

In 2011, other operating gains, net, were $204 million and included approximately:

Gains:

•	$388 million of net gains on disposals of businesses and investments, primarily from the sale of the BARBRI legal education business and Scandinavian legal, tax and accounting business;

•
$49 million gain from the sale of two Canadian wholly owned subsidiaries that only consisted of tax losses to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal and controlling shareholder. See note 29; and

•
$10 million of net gains related to contingent consideration associated with a prior acquisition. The net amount included a $34 million charge due to a revision in performance criteria and a $44 million gain related to a revaluation of other contingent consideration.

Thomson Reuters Annual Report 2011

Charges:

•
$83 million of charges in connection with the termination of an information technology (“IT”) outsourcing agreement. Earlier in 2011, the Company reached agreement with a vendor to terminate an IT outsourcing agreement, which had been signed by Reuters prior to the acquisition of that business. The Company and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. The Company transitioned these technology support services into existing in-house operations. The net charges represent payments that were made to the vendor in prior periods for which the Company will receive no future value, net of amounts that were paid by the Company and the vendor in connection with the termination and subsequent transition. The majority of the net charges were non-cash and were amortized over the transition period of the contract;

•	$72 million of charges related to enhanced retirement benefits provided under certain U.K. pension plans assumed in the Reuters acquisition. See note 25;

•	$72 million of disposal-related expenses and asset impairment charges associated with businesses held for sale and the Healthcare business. See note 13; and

•	$30 million of acquisition-related costs.

In 2010, other operating losses, net, were $16 million and were primarily comprised of a settlement in connection with a vendor dispute and acquisition-related expenses, which were partially offset by gains from the sale of certain investments and a gain from re-measuring the investment in Tradeweb New Markets. See note 27.

NOTE 7: FINANCE COSTS, NET

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Year ended December 31,
	2011	2010
Interest expense:
Debt	(422)	(433)
Derivative financial instruments - hedging activities	30	52
Other	(23)	(25)
Fair value gains (losses) on financial instruments:
Debt	7	30
Cash flow hedges, transfer from equity (see note 18)	(62)	123
Fair value hedges (see note 18)	12	(31)
Net foreign exchange gains (losses) on debt	43	(122)
	(415)	(406)
Interest income	19	23
Net interest expense	(396)	(383)
	Year ended December 31,
	2011	2010
Net (losses) gains due to changes in foreign currency exchange rates	(12)	89
Net losses on derivative instruments	(3)	(9)
Loss from redemption of debt securities	-	(62)
Other	-	10
Other finance (costs) income	(15)	28

Net (losses) gains due to changes in foreign currency exchange rates

Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses on derivative instruments

Net losses on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Loss from redemption of debt securities

The loss incurred in 2010 primarily represented premiums paid in connection with the early redemption of debt securities. See note 18.

Thomson Reuters Annual Report 2011

NOTE 8: TAXATION

The components of tax expense (benefit) for 2011 and 2010 were as follows:

	Year ended December 31,
	2011	2010
Current tax expense (benefit):
Continuing operations	495	344
Discontinued operations	(2)	-

Deferred tax expense (benefit):
Continuing operations	(202)	(205)
Discontinued operations	-	-

Total tax expense (benefit):
Continuing operations	293	139
Discontinued operations	(2)	-

Taxes on items recognized in other comprehensive loss or directly in equity in 2011 and 2010 were as follows:

	Year ended December 31,
	2011	2010
Deferred tax benefit on actuarial losses on defined benefit plans	(126)	(58)
Deferred tax expense (benefit) on share-based payments	19	(9)

Factors affecting tax expense for the year

Income tax expense for 2011 includes the following:

Tax benefits:

•
$72 million of tax benefit from the reversal of provisions for uncertain tax positions, of which $48 million was recognized following resolution of IRS challenges to certain tax positions taken on the Company’s tax returns for the years 2006 and 2007. The remainder included a benefit from statute of limitation expiries;

•
$46 million of tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to Woodbridge. Because Woodbridge sold its interest in that investment to a third party in 2011, the tax losses became available to the Company for tax purposes; and

•	$28 million of tax benefit related to the $3.0 billion goodwill impairment charge (see note 17).

Tax expense:

•
$13 million of tax expense as the Company concluded that certain tax losses that it had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary. The Company estimates that its inability to claim the losses will result in a $51 million liability for underpaid taxes, which it paid in 2011. The liability relates to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to the Company’s acquisition of Reuters. The Company increased goodwill by $28 million to establish the pre-acquisition portion of the liability. The $13 million charge was comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will now be available for use in future periods; and

•	$123 million of tax expense related to the gain on the sale of the BARBRI legal education business.

Thomson Reuters Annual Report 2011

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 28.0% (2010: 30.5%) to the tax expense for 2011 and 2010:

	Year ended December 31,
	2011	2010
(Loss) income before tax	(1,103)	1,072
(Loss) income before tax multiplied by the standard rate of Canadian corporate tax of 28.0% (2010 - 30.5%)	(309)	327
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(272)	(349)
Tax losses for which no benefit is recognized	109	102
Recognition of tax losses that arose in prior years	(47)	(20)
Impairments of non-deductible goodwill (1)	827	-
Net non-taxable foreign exchange and other gains	(55)	(11)
Withholding taxes	40	39
Impact of non-controlling interests	(10)	(4)
Other adjustments related to prior years	(2)	(38)
Impact of tax law changes	(2)	(15)
Provision for uncertain tax positions(2)	(9)	89
Other differences	23	19
Total tax expense on continuing operations	293	139

(1)	Relates primarily to non-deductible impairment of goodwill required under IFRS 3. See note 17.

(2)	In 2011, includes $72 million of tax benefit from the reversal of provisions for uncertain tax positions.

The Company’s 2011 effective income tax rate was not meaningful due to the impact of a $3.0 billion goodwill impairment charge, most of which is non-deductible for tax purposes. Excluding the goodwill impairment charge, the 2011 effective income tax rate on earnings from continuing operations was 16.8%. The effective income tax rate on earnings from continuing operations was 13% in 2010. The effective income tax rate in both years was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the Company’s effective tax rate differs from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

At December 31, 2011, the consolidated statement of financial position included current taxes receivable of $122 million (2010 - $176 million) within “Prepaid expenses and other current assets” and current taxes payable of $40 million (2010 - $71 million) within “Payables, accruals and provisions”.

NOTE 9: (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share was calculated by dividing (loss) earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted (loss) earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. Other securities are comprised of unvested TRSUs.

Thomson Reuters Annual Report 2011

(Loss) earnings used in determining consolidated (loss) earnings per share and (loss) earnings per share from continuing operations are consolidated net (loss) earnings reduced by (1) (loss) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Year ended December 31,
	2011	2010
Net (loss) earnings	(1,392)	933
Less: Loss (earnings) attributable to non-controlling interests	2	(24)
Dividends declared on preference shares	(3)	(3)
(Loss) earnings used in consolidated earnings per share	(1,393)	906
Less: Earnings from discontinued operations, net of tax	(4)	-
(Loss) earnings used in (loss) earnings per share from continuing operations	(1,397)	906

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic (loss) earnings per share computation to the weighted-average number of shares outstanding used in the diluted (loss) earnings per share computation, is presented below:

	Year ended December 31,
	2011	2010
Weighted average number of shares outstanding	832,793,760	831,396,928
Vested DSUs and PRSUs	665,692	910,777
Basic	833,459,452	832,307,705
Effect of stock options and other incentive plans	-	4,139,709
Diluted	833,459,452	836,447,414

Because the Company reported a net loss from continuing operations for the year ended December 31, 2011, the weighted average number of shares used for basic and diluted loss per share is the same, as the effect of stock options and other incentive plans would reduce the loss per share, and therefore be anti-dilutive.

NOTE 10: CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010
Cash
Cash at bank and on hand	249	359
Cash equivalents
Short-term deposits	25	158
Money market accounts	110	208
Commercial paper investments	38	139
Cash and cash equivalents	422	864

Of total cash and cash equivalents as of December 31, 2011, $147 million (2010 – $234 million) was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

NOTE 11: TRADE AND OTHER RECEIVABLES

	December 31,
	2011	2010
Trade receivables	2,111	1,893
Less: allowance for doubtful accounts	(49)	(39)
Less: allowance for sales adjustments	(96)	(95)
Net trade receivables	1,966	1,759
Other receivables	18	50
Trade and other receivables	1,984	1,809

Thomson Reuters Annual Report 2011

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2011	2010
Current	1,536	1,410
Past due 1-30 days	181	152
Past due 31-60 days	196	160
Past due 61-90 days	147	42
Past due >91 days	51	129
Balance at December 31	2,111	1,893

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2011	2010
Balance at beginning of year	39	38
Charges	51	50
Write-offs	(52)	(49)
Acquisitions	9	1
Other	2	(1)
Balance at end of year	49	39

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for potential credit losses. Potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

NOTE 12: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2011	2010
Inventory	66	86
Prepaid expenses	372	434
Other current assets	203	392
Prepaid expenses and other current assets	641	912

Other current assets was principally comprised of receivables for current income taxes and value added taxes.

NOTE 13: BUSINESSES HELD FOR SALE

The Company intends to sell certain businesses which are no longer fundamental to its strategy. The most significant of those businesses classified as held for sale at December 31, 2011 was Trade and Risk Management, a provider of trade and risk management solutions to financial institutions, including banks, broker-dealers and hedge funds, formerly in the Markets segment. In January 2012, the Company completed the sale of this business. See note 30.

In June 2011, the Company classified its Healthcare business, a provider of data analytics and performance benchmarking solutions and services as held for sale. In December 2011, the Company announced that it was suspending the divestiture process due to challenging global economic conditions, but that it expects to resume the process when market conditions allow the Company to complete a transaction at attractive terms. Because the divestiture process was suspended, the business no longer qualified as held for sale at December 31, 2011. However, because the Healthcare business is not strategic to the long term interests of the Company, is not a component of a reportable segment nor a separate reportable segment, its results will continue to be included within the “Other businesses” category described in note 4.

Thomson Reuters Annual Report 2011

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

December 31, 2011
Trade and other receivables	12
Computer software, net	76
Goodwill	659
Other assets	20
Total assets held for sale	767

Payables, accruals and provisions	14
Deferred revenue	13
Other liabilities	8
Total liabilities associated with assets held for sale	35

NOTE 14: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consist of the following:

	Computer hardware	Land, buildings and building improvements	Furniture, fixtures and equipment	Total
Cost:
December 31, 2009	1,833	1,121	511	3,465
Additions:
Capital expenditures	348	67	55	470
Acquisitions	2	2	2	6
Disposals	(79)	(6)	(24)	(109)
Translation and other, net	(3)	28	(20)	5
December 31, 2010	2,101	1,212	524	3,837
Additions:
Capital expenditures	308	57	55	420
Acquisitions	3	3	1	7
Disposals	(59)	(16)	(10)	(85)
Removed from service	(122)	(29)	(29)	(180)
Transfer to assets held for sale	(14)	(1)	(2)	(17)
Translation and other, net	(43)	(13)	5	(51)
December 31, 2011	2,174	1,213	544	3,931

Accumulated depreciation:
December 31, 2009	(1,278)	(330)	(311)	(1,919)
Current year depreciation	(335)	(76)	(46)	(457)
Disposals	75	6	21	102
Translation and other, net	8	-	(4)	4
December 31, 2010	(1,530)	(400)	(340)	(2,270)
Current year depreciation	(313)	(82)	(43)	(438)
Disposals	56	11	9	76
Removed from service	122	29	29	180
Transfer to assets held for sale	11	-	-	11
Translation and other, net	14	2	3	19
December 31, 2011	(1,640)	(440)	(342)	(2,422)

Carrying amount:
December 31, 2010	571	812	184	1,567
December 31, 2011	534	773	202	1,509

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included in earnings.

Thomson Reuters Annual Report 2011

NOTE 15: COMPUTER SOFTWARE

Computer software consists of the following:

Computer Software
Cost:
December 31, 2009	4,093
Additions:
Internally developed	564
Purchased	67
Acquisitions	57
Disposals	(81)
Translation and other, net	4
December 31, 2010	4,704
Additions:
Internally developed	615
Purchased	41
Acquisitions	95
Disposals	(26)
Removed from service	(979)
Transfer to assets held for sale	(206)
Translation and other, net	6
December 31, 2011	4,250

Accumulated amortization:
December 31, 2009	(2,598)
Current year amortization	(572)
Disposals	77
Translation and other, net	2
December 31, 2010	(3,091)
Current year amortization	(659)
Disposals	20
Removed from service	979
Transfer to assets held for sale	130
Translation and other, net	11
December 31, 2011	(2,610)

Carrying amount:
December 31, 2010	1,613
December 31, 2011	1,640

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included in earnings.

Thomson Reuters Annual Report 2011

NOTE 16: OTHER IDENTIFIABLE INTANGIBLE ASSETS

	Indefinite useful life	Finite useful life
	Trade names	Trade names	Customer relationships	Databases and content	Other	Total
Cost:
December 31, 2009	2,646	284	6,284	868	1,521	11,603
Acquisitions	-	53	242	77	211	583
Disposals	-	(9)	-	-	(8)	(17)
Translation and other, net	-	4	15	(5)	8	22
December 31, 2010	2,646	332	6,541	940	1,732	12,191
Acquisitions		47	355	89	12	503
Disposals		(30)	(19)	(12)	(20)	(81)
Transfer to assets held for sale		(4)	(41)	(2)	-	(47)
Translation and other, net		(11)	(41)	-	(23)	(75)
December 31, 2011	2,646	334	6,795	1,015	1,701	12,491

Accumulated amortization:
December 31, 2009	-	(152)	(1,418)	(503)	(836)	(2,909)
Current year amortization	-	(31)	(406)	(47)	(61)	(545)
Disposals	-	9	-	-	8	17
Translation and other, net	-	(2)	(8)	6	(36)	(40)
December 31, 2010	-	(176)	(1,832)	(544)	(925)	(3,477)
Current year amortization		(36)	(451)	(54)	(71)	(612)
Impairment(1)		-	(26)	-	-	(26)
Disposals		6	15	10	12	43
Transfer to assets held for sale		4	41	2	-	47
Translation and other, net		-	11	3	(9)	5
December 31, 2011	-	(202)	(2,242)	(583)	(993)	(4,020)

Carrying amount:
December 31, 2010	2,646	156	4,709	396	807	8,714
December 31, 2011	2,646	132	4,553	432	708	8,471

(1)	Impairment charges associated with businesses held for sale. See note 6.

The carrying amount of other identifiable intangible assets at December 31, 2011 includes the following:

•
$1,939 million of indefinite-lived trade names and $3,043 million of customer relationships, which have a remaining amortization period of 10 to 12 years, each arising from the Reuters acquisition; and

•	$707 million of indefinite-lived trade names associated with West.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash generating unit:

	Carrying amount of indefinite lived intangible assets at
	December 31,
Cash Generating Unit	2011	2010
West	707	707
Markets	1,939	1,939
Total indefinite-lived intangible assets	2,646	2,646

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

Thomson Reuters Annual Report 2011

NOTE 17: GOODWILL

The following table presents goodwill for the years ended December 31, 2011 and 2010:

	2011	2010
Cost:
Balance at January 1,	18,892	18,135
Acquisitions	898	698
Disposals	(145)	(5)
Transfer to assets held for sale	(659)	-
Translation and other, net	(75)	64
Balance at December 31,	18,911	18,892

Accumulated impairments:
Balance at January 1,	-	(5)
Disposals	-	5
Impairment	(3,010)	-
Translation	31	-
Balance at December 31,	(2,979)	-

Carrying amount at December 31:	15,932	18,892

Impairment test of goodwill

The Company performed its annual test for goodwill impairment in the fourth quarter of 2011 in accordance with its policy described in note 1. The estimated fair value less cost to sell of all CGUs exceeded their carrying values except for Markets. As a result, the Company recognized a pre-tax goodwill impairment charge of $3.0 billion. The tax impact of the impairment charge was only $28 million because this goodwill had no significant tax basis. The impairment was due to weaker than expected performance by Markets. The impairment charge did not impact the Company’s liquidity, cash flow from operations or financial covenants under its outstanding debt securities or revolving credit facility.

The Company has 12 CGUs, all of which include goodwill. The carrying value of goodwill for significant CGUs is identified separately in the table below. “All other” comprises goodwill allocated to the remaining CGUs:

	Carrying amount of goodwill at
	December 31,
Cash Generating Unit	2011	2010(1)
West	2,591	2,700
Markets	9,925	12,890
All other	3,416	3,302
Total goodwill	15,932	18,892

(1)	2010 is presented on a comparable basis to 2011.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As in prior years, the Company used an income approach and a market approach to assess goodwill impairment. The recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the following two methods to estimate fair value:

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow (“DCF”) method was used which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Thomson Reuters Annual Report 2011

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach / 40% market approach except in one instance as noted below. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

The fair value of one CGU, which is comprised of recently acquired investments, was weighted 100% to the income approach as management concluded that a market approach did not appropriately reflect its value. This CGU constituted less than 5% of total carrying value.

Growth

The assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at its forecasts, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and efficiency initiatives, and the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. In certain circumstances, the effective tax rates, which ranged from 28% to 41%, were below the statutory tax rates. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Markets	West	All Other
Discount rate	9.5%	7.5%	8.1% - 11.5%
Perpetual growth rate	3.0%	2.0%	3.0%

The fair value for each CGU other than Markets was in excess of its carrying value. The excess ranged from 52% to 392% of the carrying value of the applicable CGU, except for one CGU whose fair value was in excess of its carrying value by only 13%. This CGU is comprised of recently acquired investments and constituted less than 5% of total carrying value. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any CGU to exceed its recoverable amount.

Thomson Reuters Annual Report 2011

NOTE 18: FINANCIAL INSTRUMENTS

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

December 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	422	-	-	-	-	422
Trade and other receivables	1,984	-	-	-	-	1,984
Other financial assets – current	27	73	-	-	-	100
Other financial assets – non-current	154	-	251	20	-	425
Current indebtedness	-	-	-	-	(434)	(434)
Trade payables (see note 20)	-	-	-	-	(508)	(508)
Accruals (see note 20)	-	-	-	-	(1,756)	(1,756)
Other financial liabilities – current	-	(32)	-	-	(49)	(81)
Long term indebtedness	-	-	-	-	(7,160)	(7,160)
Other financial liabilities – non-current	-	-	(27)	-	-	(27)
Total	2,587	41	224	20	(9,907)	(7,035)

December 31, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	864	-	-	-	-	864
Trade and other receivables	1,809	-	-	-	-	1,809
Other financial assets – current	25	20	29	-	-	74
Other financial assets – non-current	157	-	287	16	-	460
Current indebtedness	-	-	-	-	(645)	(645)
Trade payables (see note 20)	-	-	-	-	(519)	(519)
Accruals (see note 20)	-	-	-	-	(1,943)	(1,943)
Other financial liabilities – current	-	(118)	-	-	(24)	(142)
Long term indebtedness	-	-	-	-	(6,873)	(6,873)
Other financial liabilities – non-current	-	-	(20)	-	(51)	(71)
Total	2,855	(98)	296	16	(10,055)	(6,986)

(1)	Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities or to specific firm commitments of forecasted transactions.

The impact of fair value gains and losses from derivative financial instruments on the income statement and statement of changes in equity was as follows:

	Year ended December 31,
	2011		2010
	Fair value gain (loss) through earnings	Fair value gain (loss) through equity	Fair value gain (loss) through earnings	Fair value gain (loss) through equity
Embedded derivatives	97	-	(72)	-
Hedging instruments:
Cross currency interest rate swaps - fair value hedges	12	-	(31)	-
Cross currency interest rate swaps – cash flow hedges	(62)	21	123	(10)
Other derivatives (1)	(6)	-	(8)	-
	41	21	12	(10)

(1)	Represents derivatives used to manage foreign exchange risk on cash flows excluding long-term indebtedness.

Thomson Reuters Annual Report 2011

The ineffective portion recognized through earnings from fair value hedges was nil for the year ended December 31, 2011 (2010 - loss of $2 million). There was no ineffectiveness related to cash flow hedges.

Fair Value

The fair values of cash, loans and receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As of December 31, 2011	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	45	-	47	-
Commercial paper	390	-	390	-
C$600, 5.20% Notes, due 2014	604	(121)	641	(121)
C$600, 5.70% Notes, due 2015	587	27	658	27
C$750, 6.00% Notes due 2016	733	(117)	842	(117)
C$750, 4.35% Notes due 2020	731	(13)	782	(13)
$250, 5.25% Notes, due 2013	249	-	265	-
$750, 5.95% Notes, due 2013	748	-	799	-
$800, 5.70% Notes, due 2014	796	-	883	-
$1,000, 6.50% Notes, due 2018	990	-	1,191	-
$500, 4.70% Notes due 2019	496	-	552	-
$350, 3.95% Notes due 2021	346	-	362	-
$400, 5.50% Debentures, due 2035	392	-	426	-
$500, 5.85% Debentures, due 2040	487	-	566	-
Total	7,594	(224)	8,404	(224)
Current portion	(434)	-
Long-term portion	7,160	(224)

Thomson Reuters Annual Report 2011

	Carrying amount		Fair value
As of December 31, 2010	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	36	-	36	-
C$600, 5.25% Notes, due 2011	612	(29)	616	(29)
C$600, 5.20% Notes, due 2014	617	(129)	648	(129)
C$600, 5.70% Notes, due 2015	602	20	663	20
C$750, 6.00% Notes due 2016	751	(119)	843	(119)
C$750, 4.35% Notes due 2020	748	(39)	746	(39)
$250, 5.25% Notes, due 2013	249	-	272	-
$750, 5.95% Notes, due 2013	746	-	832	-
$800, 5.70% Notes, due 2014	794	-	887	-
$1,000, 6.50% Notes, due 2018	989	-	1,165	-
$500, 4.70% Notes due 2019	495	-	524	-
$400, 5.50% Debentures, due 2035	392	-	390	-
$500, 5.85% Debentures, due 2040	487	-	511	-
Total	7,518	(296)	8,133	(296)
Current portion	(645)	29
Long-term portion	6,873	(267)

The Company enters into derivative instruments to hedge its currency and interest rate risk exposures on indebtedness as follows:

Fair Value Hedges:

The Company held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $40 million at December 31, 2011 (2010 - net asset of $72 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2011 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
2010 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2011	593
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123

Cash flow hedges:

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $184 million at December 31, 2011 (2010 – net asset of $224 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2011 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
2010 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731

Thomson Reuters Annual Report 2011

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements		After currency hedging arrangements (1)
	2011	2010	2011	2010
Canadian dollar	2,794	3,336	-	7
U.S. dollar	4,791	4,160	7,340	7,162
Euro	3	3	3	3
Other currencies	6	19	6	19
	7,594	7,518	7,349	7,191

(1)
Excludes fair value adjustments of ($19) million and ($31) million at December 31, 2011 and 2010, respectively. In 2011, includes ($2) million of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

Interest Rate Risk Exposures

As of December 31, 2011, the Company held 1 (2010 - 2) cross-currency interest rate swap agreements which swap interest rates from fixed to floating. After taking account of hedging arrangements, the fixed and floating rate mix of debt is as follows:

	2011	Average interest rate	% Share	2010	Average interest rate	% Share
Total fixed	6,798	5.6%	93%	6,476	5.7%	90%
Total floating	551	0.9%	7%	715	1.5%	10%
	7,349	5.2%	100%	7,191	5.2%	100%

Floating rate long-term debt is London Interbank Offered Rate (“LIBOR”) based and, consequently, interest rates are reset periodically.

Long-term Debt Activity

Date	Transaction	Principal Amount (in millions)
2011:	Notes issued
October 2011	3.95% notes due 2021	US$350
2010:
March 2010	5.85% notes due 2040	US$500
September 2010	4.35% notes due 2020	C$750
2011:	Notes repaid
July 2011	5.25% notes due 2011	C$600
2010:
March/April 2010	6.20% notes due 2012 (1)	US$700
November 2010	4.625% notes due 2010	€500

(1)	These notes were redeemed prior to their scheduled maturity.

2011:

•
The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources. A portion of these commercial paper borrowings were subsequently repaid with the net proceeds from the issuance of notes in October 2011.

2010:

•	The early redemption of notes in March/April 2010 was funded with the net proceeds from notes issued in March 2010 and available cash resources.

•
The Canadian dollar-denominated notes issued in September 2010 were converted to $731 million principal amount at an interest rate of 3.91% using fixed-to-fixed cross-currency swap agreements. These swaps were designated as cash flow hedges. The net proceeds and available cash resources were used to repay €500 million principal amount of 4.625% notes that matured in November 2010 for $762 million (after swaps).

Thomson Reuters Annual Report 2011

The Company has issued $350 million principal amount of debt securities under its $3.0 billion debt shelf prospectus, which expires in May 2013.

Credit Facility

In August 2011, the Company entered into a new $2.0 billion, five-year unsecured syndicated credit facility agreement which replaced a credit agreement the Company signed in 2007. The new credit agreement is substantially similar to the 2007 agreement. The Company plans to utilize the facility from time to time to provide liquidity in connection with its commercial paper program and for general corporate purposes. As of December 31, 2011, the Company had no amounts drawn under the credit facility.

Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If the Company’s long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility agreement. Under the agreement, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2011.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2011 and 2010 were as follows:

	December 31,
Sell (buy)	2011	2010
Euros	477	386
British pounds sterling	(208)	(218)
Japanese yen	123	113

The 2011 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2011 was a net asset of $29 million (2010 – net liability of $9 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries. At December 31, 2011, the fair value of embedded derivatives represented a net receivable of $7 million (2010 – net payable of $88 million).

Available for Sale Investments

At December 31, 2011 and 2010, available for sale investments were not material and are reported within “Other financial assets” – long term in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the Chief Financial Officer.

Thomson Reuters Annual Report 2011

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

•	changes in exchange rates between 2010 and 2011 increased consolidated revenues by approximately 2%;

•
the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $59 million in 2011 (2010 - net translation gains of $9 million) and are recorded within accumulated other comprehensive income in shareholders’ equity; and

•
the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2011.

	10% weakening in foreign currency vs. US$ (in millions)
Increase (decrease) to earnings	£	€	Other currencies	Total
Impact on earnings from financial assets and liabilities(1)	(3)	(30)	-	(33)
Impact on earnings from non-permanent intercompany loans	(55)	(17)	(25)	(97)
Total impact on earnings	(58)	(47)	(25)	(130)

(1)	Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2011, the majority of $422 million in cash and cash equivalents (2010 - $864 million) were comprised of interest-bearing assets. Based on amounts as of December 31, 2011, a 100 basis point change in interest rates would change annual interest income by approximately $3 million (2010 - $7 million).

A portion of the borrowings that were issued at fixed rates were converted into variable rate debt through the use of derivative instruments. At December 31, 2011, after taking into account swap agreements, 93% (2010 - 90%) of the total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense by approximately $5 million (2010 - $7 million).

If the US$ interest rates were to increase by 100 basis points, the gain taken to equity in relation to cash flow hedges would be $125 million (2010 – $138 million). The equivalent increase in C$ interest rates would result in a loss taken to equity of $130 million (2010 – $147 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect. Fluctuations in interest rates relating to fair value hedges have no effect, as any changes are entirely offset by adjustments to the hedged item which flow through the income statement.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

•
cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2011, nearly all cash and cash equivalents were held by institutions that were rated at least “A” by major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

Thomson Reuters Annual Report 2011

•	the Company assesses the creditworthiness of customers.

No allowance for credit losses on financial assets was required as of December 31, 2011, other than the allowance for doubtful accounts (see note 11). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $422 million (2010 - $864 million), derivative exposure $251 million (2010 - $316 million), trade and other receivables $2 billion (2010 - $1.8 billion) and other financial assets $254 million (2010 - $202 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process. In addition, the Company maintains a commercial paper program, which provides efficient short-term funding as it pursues acquisitions, divestitures and refinances long-term debt.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2011 and 2010, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt (1)	-	1,000	1,383	581	725	3,471	7,160
Interest payable (1)	397	373	328	248	196	1,429	2,971
Debt-related hedges outflows (2)	127	127	617	685	649	838	3,043
Debt-related hedges inflows (2)	(140)	(139)	(719)	(676)	(767)	(838)	(3,279)
Commercial paper	390	-	-	-	-	-	390
Trade payables	508	-	-	-	-	-	508
Accruals	1,756	-	-	-	-	-	1,756
Other financial liabilities	125	1	-	-	-	-	126
Total	3,163	1,362	1,609	838	803	4,900	12,675

December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt (1)	598	-	1,000	1,387	588	3,887	7,460
Interest payable (1)	404	384	360	315	235	1,563	3,261
Debt-related hedges outflows (2)	727	127	129	620	685	1,487	3,775
Debt-related hedges inflows (2)	(759)	(141)	(140)	(725)	(684)	(1,648)	(4,097)
Trade payables	519	-	-	-	-	-	519
Accruals	1,943	-	-	-	-	-	1,943
Other financial liabilities	175	3	-	-	-	-	178
Total	3,607	373	1,349	1,597	824	5,289	13,039
(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates.

Capital Management

As at December 31, 2011, total capital was comprised of equity with a fair value of approximately $22.1 billion and debt of $7.6 billion. As at December 31, 2011, cash and cash equivalents were $0.4 billion.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for: (i) re-investment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

Thomson Reuters Annual Report 2011

As of December 31, 2011, the Company’s credit ratings were as follows:

	Moody's	Standard & Poor's	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value hedging instruments on debt, but excluding unamortized transaction costs and premiums or discounts associated with such debt, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements.

The following table presents the calculation of net debt:

	December 31,
	2011	2010
Current indebtedness	434	645
Long-term debt	7,160	6,873
Total debt	7,594	7,518
Swaps	(224)	(296)
Total debt after swaps	7,370	7,222
Other derivatives (1)	(2)	-
Remove fair value adjustments for hedges (2)	(19)	(31)
Total debt after hedging arrangements	7,349	7,191
Remove transaction costs and discounts included in carrying value of debt	60	62
Less: cash and cash equivalents (3)	(422)	(864)
Net debt (2)	6,987	6,389

(1)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(2)	Amounts are removed to reflect net cash outflow upon maturity.

(3)	Includes restricted cash of $147 million and $234 million at December 31, 2011 and 2010, respectively.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the financial statements were as follows:

December 31, 2011				Total
Assets	Level 1	Level 2	Level 3	Balance
Financial assets at fair value through earnings	-	73	-	73
Derivatives used for hedging	-	251	-	251
Available for sale	20	-	-	20
Total assets	20	324	-	344

Liabilities
Financial liabilities at fair value through earnings	-	(32)	-	(32)
Derivatives used for hedging	-	(27)	-	(27)
Total liabilities	-	(59)	-	(59)

Thomson Reuters Annual Report 2011

December 31, 2010				Total
Assets	Level 1	Level 2	Level 3	Balance
Financial assets at fair value through earnings	-	20	-	20
Derivatives used for hedging	-	316	-	316
Available for sale	16	-	-	16
Total assets	16	336	-	352

Liabilities
Financial liabilities at fair value through earnings	-	(118)	-	(118)
Derivatives used for hedging	-	(20)	-	(20)
Total liabilities	-	(138)	-	(138)

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and

•	the fair value of currency and interest rate swaps and also forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

NOTE 19: OTHER NON-CURRENT ASSETS

	December 31,
	2011	2010
Net defined benefit plan surpluses (see note 25)	13	48
Cash surrender value of life insurance policies	241	237
Investments in equity method investees	253	247
Other non-current assets	28	26
Total other non-current assets	535	558

NOTE 20: PAYABLES, ACCRUALS AND PROVISIONS

	December 31,
	2011	2010
Trade payables	508	519
Accruals	1,756	1,943
Provisions (see note 21)	232	203
Other current liabilities	179	259
Total payables, accruals and provisions	2,675	2,924

NOTE 21: PROVISIONS AND OTHER NON-CURRENT LIABILITIES

	December 31,
	2011	2010
Net defined benefit plan obligations (see note 25)	1,438	1,026
Deferred compensation and employee incentives	218	239
Provisions	176	181
Unfavorable contract liability	147	208
Uncertain tax positions	446	459
Other non-current liabilities	88	104
Total provisions and other non-current liabilities	2,513	2,217

Thomson Reuters Annual Report 2011

The following table presents the movement in provisions for the years ended December 31, 2011 and 2010:

	Integration & restructuring	Other provisions	Total provisions
Balance at December 31, 2009	185	236	421
Charges	126	22	148
Utilization	(149)	(41)	(190)
Translation and other	(16)	21	5
Balance at December 31, 2010	146	238	384
Less: short-term provisions	121	82	203
Long-term provisions	25	156	181

Balance at December 31, 2010	146	238	384
Charges	214	28	242
Utilization	(189)	(32)	(221)
Translation and other	1	2	3
Balance at December 31, 2011	172	236	408
Less: short-term provisions	149	83	232
Long-term provisions	23	153	176

Integration and restructuring provisions relate to the integration program initiated by the Company in conjunction with the Reuters acquisition in 2008, legacy savings programs pursued prior to the acquisition and the 2011 reorganization of the Markets division. These provisions primarily provide for severance obligations and remaining rental payments on vacated leases. At December 31, 2011, severance provisions are expected to be utilized in 2012 or slightly longer and lease-related provisions will be primarily utilized over the next four years. See note 5.

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. These lease retirement provisions relate primarily to leases which expire over the next nine years.

NOTE 22: DEFERRED TAX

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and other identifiable intangible assets	Computer software, computer hardware and other property	Other	Total
December 31, 2009	2,436	137	280	2,853
Acquisitions	106	9	24	139
(Benefit) expense to income statement	(149)	15	(36)	(170)
Translation and other	12	11	3	26
December 31, 2010	2,405	172	271	2,848
Acquisitions	91	23	3	117
Benefit to income statement	(280)	(41)	(8)	(329)
Translation and other	(20)	-	(30)	(50)
December 31, 2011	2,196	154	236	2,586

Thomson Reuters Annual Report 2011

Deferred tax assets	Tax losses	Employee benefits	Deferred and share based compensation	Other	Total
December 31, 2009	354	252	140	335	1,081
Acquisitions	4	-	-	-	4
(Expense) benefit to income statement	(30)	49	29	(13)	35
Benefit to equity	-	58	9	-	67
Translation and other	31	6	(1)	9	45
December 31, 2010	359	365	177	331	1,232
Acquisitions	4	-	-	3	7
(Expense) benefit to income statement	(87)	13	(35)	(18)	(127)
Benefit (expense) to equity	-	126	(19)	-	107
Translation and other	(6)	1	1	(1)	(5)
December 31, 2011	270	505	124	315	1,214

Net deferred liability at December 31, 2010					(1,616)
Net deferred liability at December 31, 2011					(1,372)

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2011	2010
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,562	2,840
Deferred tax liabilities to be recovered within 12 months	24	8
Total deferred tax liabilities	2,586	2,848

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	992	1,018
Deferred tax assets to be recovered within 12 months	222	214
Total deferred tax assets	1,214	1,232
Net deferred tax liability	1,372	1,616

At December 31, 2011, the Company had Canadian tax losses carried forward of $2,075 million, tax losses carried forward in other jurisdictions of $1,350 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $14 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2012 and 2031. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2011, the Company did not recognize deferred tax assets of $724 million related to $2,703 million of tax losses carried forward.

At December 31, 2011, the Company had $660 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $112 million.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were approximately $15 billion at December 31, 2011 (2010: $16.6 billion).

Thomson Reuters Annual Report 2011

NOTE 23: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common shares	Stated capital	Series II, cumulative redeemable preference share capital	Contributed surplus	Total capital
Balance, December 31, 2009	829,758,313	9,847	110	220	10,177
Shares issued under DRIP	1,829,280	68	-	-	68
Stock compensation plans	1,808,642	52	-	(13)	39
Balance, December 31, 2010	833,396,235	9,967	110	207	10,284
Shares issued under DRIP	2,003,374	74	-	-	74
Stock compensation plans	3,223,924	113	-	(53)	60
Repurchases of common shares	(10,755,900)	(130)	-	-	(130)
Balance, December 31, 2011	827,867,633	10,024	110	154	10,288

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Year ended December 31,
	2011	2010
Dividends declared per common share	$1.24	$1.16

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Year ended December 31,
	2011	2010
Dividend reinvestment	74	68

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2011, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2011 and May 12, 2012.

In 2011, the Company repurchased 10,755,900 of its common shares for $326 million. The average price per share was $30.27. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2011 and 2010, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Thomson Reuters Annual Report 2011

NOTE 24: SHARE-BASED COMPENSATION

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, PRSUs and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2011, there were 19,292,115 awards available for grant (2010 – 20,265,608).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			Equity settled	Cash settled (1)
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Fair value at reporting date
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1)	Cash settled awards represent the portion of share-based compensation relating to withholding tax.

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the date of grant. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2011 and 2010 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011	2010
Weighted average fair value ($)	8.39	8.92
Weighted average of key assumptions:
Share price ($)	38.90	35.22
Exercise price ($)	38.90	35.22
Risk-free interest rate	2.6%	2.8%
Dividend yield	3.3%	3.1%
Volatility factor	29%	33%
Expected life (in years)	6	6

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $35.31 and $36.55 for the years ended December 31, 2011 and 2010, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance over a three-year period against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2009 through 2011.

Thomson Reuters Annual Report 2011

The weighted-average fair value of PRSUs granted was $38.92 and $35.40 for the years ended December 31, 2011 and 2010, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 14 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 8 million and for the global ESPP is 6 million.

The Company previously offered a Sharesave or “Save-as-you-earn” (“SAYE”) plan, as a subset of the global ESPP, whereby eligible employees were given the option to acquire depositary interests representing common shares of the Company. The Company ceased offering the SAYE in 2010, replacing it with participation in the ESPP. Existing options under the SAYE were unaffected.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2011 and 2010.

The movement in the number of awards outstanding and their related weighted average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SAYE	SARs	Total	Weighted average exercise price ($)
Awards outstanding in thousands:
Outstanding at December 31, 2009	16,798	2,768	4,523	1,155	589	25,833	25.46
Granted	1,925	433	2,068	-	-	4,426	15.32
Exercised	(1,933)	(484)	(646)	(17)	-	(3,080)	19.58
Forfeited	(1,516)	(12)	(325)	(132)	(106)	(2,091)	34.64
Expired	(2,004)	-	-	-	(58)	(2,062)	45.14
Outstanding at December 31, 2010	13,270	2,705	5,620	1,006	425	23,026	21.89
Exercisable at December 31, 2010	8,129	-	-	1	394	8,524	37.74

Granted	1,902	862	1,791	-	-	4,555	16.24
Exercised	(2,339)	(1,785)	(999)	(28)	(13)	(5,164)	15.21
Forfeited	(639)	(69)	(1,248)	(57)	(48)	(2,061)	11.87
Expired	(1,623)	-	-	(51)	(57)	(1,731)	46.24
Outstanding at December 31, 2011	10,571	1,713	5,164	870	307	18,625	21.10
Exercisable at December 31, 2011	6,367	-	-	689	300	7,356	33.53

The weighted average share price at the time of exercise was $37.06 per share (2010 – $36.20).

Share-based compensation expense included in the income statement for years ended December 31, 2011 and 2010 was as follows:

	Stock Options	TRSUs	PRSUs	Others(2)	Total
December 31, 2011(1)	(6)	19	26	5	44
December 31, 2010 (1)	27	32	37	9	105

(1)
Includes gain of $43 million at December 31, 2011 (2010 – loss of $13 million) relating to the revaluation of withholding taxes on stock based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2)	Principally comprised of expense related to ESPP, SAYE and SARs.

The Company recorded a liability for cash-settled share incentive awards of $55 million at December 31, 2011 (2010: $98 million). The intrinsic value of the liability for vested awards was $14 million (2010: $22 million).

Thomson Reuters Annual Report 2011

The following table summarizes additional information relating to the awards outstanding at December 31, 2011:

Range of exercise prices	Number Outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price for plans outstanding	Number exercisable (in thousands)	Weighted average exercise price for plans exercisable
0.00 – 30.00	10,042	2.23	$7.07	1,966	$22.28
30.01 - 35.00	890	2.65	$33.61	881	$33.64
35.01 – 40.00	6,314	6.57	$36.91	3,130	$36.48
40.01 - 45.00	1,359	3.52	$42.74	1,359	$42.74
45.01 – 50.00	20	0.09	$47.50	20	$47.50
Total	18,625			7,356

NOTE 25: EMPLOYEE BENEFIT PLANS

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independently qualified actuaries using the projected unit credit method. The largest defined benefit plans are the Thomson Reuters Group Pension Plan and the Reuters Pension Fund.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)
	2011	2010	2011	2010	2011	2010
As of January 1	(782)	(590)	(196)	(179)	(978)	(769)
Plan expense recognized in income statement	(134)	(66)	(16)	(15)	(150)	(81)
Actuarial losses	(358)	(155)	(30)	(11)	(388)	(166)
Exchange differences	2	(16)	2	-	4	(16)
Contributions paid	75	71	11	11	86	82
Other	8	(26)	(7)	(2)	1	(28)
Net plan obligations as of December 31	(1,189)	(782)	(236)	(196)	(1,425)	(978)
Net plan surpluses recognized in non-current assets					13	48
Net plan obligations recognized in non-current liabilities					(1,438)	(1,026)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

In 2011, the Company agreed to provide limited cost-of-living increases over a specified term to certain participants in retirement plans assumed in the 2008 Reuters acquisition. The increases are intended to mitigate the effects of inflation on pensioners’ benefits and were agreed to with the plans’ trustees in conjunction with the periodic valuation of these plans. Because the pension improvement vested immediately, the Company recorded an expense of $72 million in 2011 for the total estimated cost. This charge was reported within “Other operating gains (losses), net” in the income statement and presented as “Past service cost” in the following analysis of material defined benefit plans.

Thomson Reuters Annual Report 2011

Analysis of material defined benefit plans

The net defined benefit surpluses (obligations) of the material defined benefit plans recognized in the statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total
As of December 31,	2011	2010	2011	2010	2011	2010	2011	2010

Present value of plan obligations	(5,686)	(4,883)	(314)	(281)	(216)	(186)	(6,216)	(5,350)
Fair value of plan assets	4,991	4,586	-	-	-	-	4,991	4,586
	(695)	(297)	(314)	(281)	(216)	(186)	(1,225)	(764)
Unrecognized plan assets (2)	(155)	(172)	-	-	-	-	(155)	(172)
Net plan obligations	(850)	(469)	(314)	(281)	(216)	(186)	(1,380)	(936)
Net plan surpluses	11	48	-	-	-	-	11	48
Net plan obligations	(861)	(517)	(314)	(281)	(216)	(186)	(1,391)	(984)

(1)	The unfunded pension plans referred to above consist of supplemental executive retirement plans (“SERPs”) for eligible employees.

(2)
Unrecognized plan assets represent the plan surpluses deemed not recoverable as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. These amounts are not included in the statement of financial position.

The following summarizes the activity in material defined benefit pension and OPEB plans:

Present Value of Defined Benefit Obligation
	Funded		Unfunded		OPEB		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Opening defined benefit obligation	(4,883)	(4,436)	(281)	(263)	(186)	(172)	(5,350)	(4,871)
Current service cost	(87)	(75)	(4)	(4)	(3)	(2)	(94)	(81)
Past service cost	(72)	-	-	-	-	-	(72)	-
Interest cost	(264)	(247)	(15)	(15)	(9)	(10)	(288)	(272)
Actuarial losses	(542)	(357)	(30)	(13)	(28)	(11)	(600)	(381)
Contributions by employees	(16)	(13)	-	-	-	-	(16)	(13)
Benefits paid	171	164	16	15	10	10	197	189
Exchange differences	6	104	-	1	-	(1)	6	104
Other	1	(23)	-	(2)	-	-	1	(25)
Closing defined benefit obligation	(5,686)	(4,883)	(314)	(281)	(216)	(186)	(6,216)	(5,350)

Fair Value of Plan Assets
	Funded		Unfunded		OPEB		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Opening fair value of plan assets	4,586	4,261	-	-	-	-	4,586	4,261
Expected return (1)	314	279	-	-	-	-	314	279
Actuarial gains (1)	201	271	-	-	-	-	201	271
Contributions by employer	56	54	16	15	10	10	82	79
Contributions by employees	16	13	-	-	-	-	16	13
Benefits paid	(171)	(164)	(16)	(15)	(10)	(10)	(197)	(189)
Exchange differences	(8)	(127)	-	-	-	-	(8)	(127)
Other	(3)	(1)	-	-	-	-	(3)	(1)
Closing fair value of plan assets	4,991	4,586	-	-	-	-	4,991	4,586

(1)
Actuarial gains and losses include the difference between the expected and actual return on plan assets. The expected return on assets represents the projected increase in the fair value of plan assets due to investment returns. The actual return on plan assets for the year ended December 31, 2011 was a gain of $515 million (2010: gain of $550 million).

The weighted average duration of the plan obligations were 17 years (2010: 17) and 22 years (2010: 22) for the Thomson Reuters Group Pension Plan and the Reuters Pension Fund, respectively.

Thomson Reuters Annual Report 2011

For funded plans, the major categories of plan assets as a percentage of total plan assets were as follows:

	As of December 31,
	2011	2010
Equity	32%	40%
Bonds	61%	54%
Property	3%	3%
Other	4%	3%
Total	100%	100%

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. As of December 31, 2011 and 2010, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

The following summarizes the history of plan obligations, plan assets and experience adjustments (1):

As of December 31,	2011				2010
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Present value of plan obligations	(5,686)	(314)	(216)	(6,216)	(4,883)	(281)	(186)	(5,350)
Fair value of plan assets	4,991	-	-	4,991	4,586	-	-	4,586
Deficit	(695)	(314)	(216)	(1,225)	(297)	(281)	(186)	(764)

Year ended December 31,	2011				2010
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Experience gains (losses) on plan obligations	37	(1)	(4)	32	(22)	1	-	(21)
Experience gains (losses) on plan assets	201	-	-	201	271	-	-	271

As of December 31,	2009				2008
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Present value of plan obligations	(4,436)	(263)	(172)	(4,871)	(3,922)	(253)	(166)	(4,341)
Fair value of plan assets	4,261	-	-	4,261	3,698	-	-	3,698
Deficit	(175)	(263)	(172)	(610)	(224)	(253)	(166)	(643)

Year ended December 31,	2009				2008
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Experience gains (losses) on plan obligations	(2)	5	4	7	(50)	3	10	(37)
Experience gains (losses) on plan assets	135	-	-	135	(578)	-	-	(578)

(1)	Experience adjustments represent the difference between actual changes in pension asset and liability balances during the year compared to expectations based on previous actuarial assumptions.

Contributions

In 2011, the Company contributed $10 million to the Thomson Reuters Group Pension Plan in order to improve the plan’s funded status. There were no other significant special contributions to pension plans in 2011. In 2012, the Company expects to contribute approximately $98 million to all its pension plans, including $38 million in accordance with the normal funding policy of funded plans, $28 million of special contributions to funded plans and $32 million for claims arising under unfunded plans. The expected special contributions include $12 million and $10 million to the Reuters Supplementary Pension Plan (“SPS”) and the Reuters Pension Fund (“RPF”), respectively, reflecting agreements with plan trustees. From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates.

Thomson Reuters Annual Report 2011

Actuarial assumptions

The weighted average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2011	2010	2011	2010	2011	2010
Discount rate	4.59%	5.32%	4.53%	5.41%	4.20%	5.05%
Inflation assumption	3.17%	3.33%	2.65%	2.73%	-	-
Rate of increase in salaries	3.80%	3.91%	3.58%	3.60%	3.50%	3.50%
Rate of increase in pensions in payment	3.12%	3.25%	3.25%	3.40%	-	-
Medical cost trend	-	-	-	-	7.03%	7.53%
Expected rate of return on assets	6.57%	6.82%	-	-	-	-

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan and Reuters Pension Fund, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $182 million as of December 31, 2011.

Expected rate of return on assets

The Company must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, the Company considers historical returns, input from investment advisors and its actuary’s simulation model of expected long-term rates of return assuming the Company’s targeted investment portfolio mix. For the Thomson Reuters Group Pension Plan and Reuters Pension Fund, a 0.25% increase or decrease in the expected rate of return on assets would decrease or increase pension expense by approximately $9 million in 2012.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.0% for 2011, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2011 and an increase or decrease in the service and interest costs of approximately $1 million in 2011.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the Thomson Reuters Group Pension Plan and the RPF as of December 31, 2011 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively.

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2011 and 2010 and a plan participant at age 40 as of December 31, 2011 and 2010 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2011	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2011 at age 65	21	23
Employee age 40 as of December 31, 2011 retiring at age 65	22	24

December 31, 2010	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2010 at age 65	21	23
Employee age 40 as of December 31, 2010 retiring at age 65	22	24

For the Thomson Reuters Group Pension Plan and the Reuters Pension Fund, an increase in life expectancy of one year across all age groups would result in a $78 million increase in the defined benefit obligation as of December 31, 2011.

Thomson Reuters Annual Report 2011

Analysis of income and expense

The following summarizes income and expense activity for material defined benefit plans:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2011	2010	2011	2010	2011	2010	2011	2010
Current service cost	87	75	4	4	3	2	94	81
Interest cost	264	247	15	15	9	10	288	272
Expected gain on plan assets	(314)	(279)	-	-	-	-	(314)	(279)
Past service cost	72	-	-	-	-	-	72	-
Losses on special termination benefits	1	-	1	-	-	-	2	-
Defined benefit plan expense	110	43	20	19	12	12	142	74

(1)
Past service cost is reported within “Other operating gains (losses), net” in the income statement. All other components of defined benefit plan expense are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5.

Statement of Comprehensive Income	Funded		Unfunded		OPEB		Total
Year ended December 31,	2011	2010	2011	2010	2011	2010	2011	2010
Actuarial losses	341	86	30	13	28	11	399	110
Effect of asset ceiling	(13)	52	-	-	-	-	(13)	52
Total recognized in other comprehensive income before taxation	328	138	30	13	28	11	386	162

Accumulated Comprehensive Income	Funded		Unfunded		OPEB		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Balance of actuarial losses (gains) at January 1	628	542	14	1	(2)	(13)	640	530
Net actuarial losses recognized in the year	341	86	30	13	28	11	399	110
Balance of actuarial losses (gains) at December 31	969	628	44	14	26	(2)	1,039	640
Balance of asset ceiling at January 1	98	46	-	-	-	-	98	46
Effects of the asset ceiling in the year	(13)	52	-	-	-	-	(13)	52
Balance of asset ceiling at December 31	85	98	-	-	-	-	85	98
Total accumulated comprehensive income at December 31	1,054	726	44	14	26	(2)	1,124	738
Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $156 million in 2011 (2010: $149 million), which approximates the cash outlays related to the plans.

Thomson Reuters Annual Report 2011

NOTE 26: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Other” in the statement of cash flow are as follows:

	Year ended December 31,
	2011	2010
Non-cash employee benefit charges	161	206
Employee benefits - past service cost (see note 25)	72	-
Embedded derivatives fair value adjustments	(97)	72
Net losses (gains) on foreign exchange and derivative financial instruments	17	(91)
Losses from redemption of debt securities	-	62
Other	(14)	191
	139	440

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,
	2011	2010
Trade and other receivables	(164)	(43)
Prepaid expenses and other current assets	114	2
Other financial assets	2	9
Payables, accruals and provisions	(274)	65
Deferred revenue	77	89
Other financial liabilities	9	-
Income taxes	146	(12)
Other	(189)	(148)
	(279)	(38)

Revision of prior year amounts

Certain amounts have been revised in the consolidated statement of cash flow for the year ended December 31, 2010. Specifically, capital expenditures now include only cash payments, whereas previously they also included accruals relating to capital expenditures. As a result, “Net cash provided by operating activities” was revised to $2,672 million from $2,655 million and “Net cash used in investing activities” was revised to $1,692 million from $1,675 million. There was no net impact on the increase or decrease in cash and cash equivalents, financial position or results of operations for 2010.

The Company assessed the materiality of this change and concluded that the revision was not material to the year ended December 31, 2010 nor to any prior annual or interim period.

Thomson Reuters Annual Report 2011

NOTE 27: ACQUISITIONS

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2011 and 2010 were as follows:

	Year ended December 31,
	2011		2010
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	38	1,279	26	592
Investments in businesses	1	7	1	20
	39	1,286	27	612

(1)	Cash consideration is net of cash acquired of $25 million and $250 million for the years ended December 31, 2011 and 2010, respectively.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	2011	2010
Cash and cash equivalents	25	250
Trade and other receivables (1)	78	43
Prepaid expenses and other current assets	20	111
Current assets	123	404
Computer hardware and other property, net	7	6
Computer software, net	95	57
Other identifiable intangible assets	503	583
Other financial assets and other non-current assets (2)	8	(88)
Deferred tax	7	4
Total assets	743	966
Current indebtedness	(49)	-
Payables, accruals and provisions	(78)	(143)
Deferred revenue	(72)	(64)
Current liabilities	(199)	(207)
Provisions and other non-current liabilities	(7)	(8)
Financial liabilities	(14)	(52)
Deferred tax	(117)	(139)
Total liabilities	(337)	(406)
Net assets acquired	406	560
Retained earnings (3)	-	(125)
Non-controlling interests (3)	-	(291)
Goodwill	898	698
Total	1,304	842

(1)
The gross contractual amount of trade and other receivables is $87 million, of which $9 million is expected to be uncollectible at December 31, 2011 (2010 - trade and other receivables were $44 million, of which $1 million was expected to be uncollectible).

(2)	Primarily represents elimination of the carrying value of the equity interest in Tradeweb New Markets in 2010. See “Tradeweb transaction” within this note 27.

(3)	Relates to the exchange of equity interests to form a single Tradeweb entity in 2010. See “Tradeweb transaction” within this note 27.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities, less the amounts allocated to non-controlling interests and retained earnings was recorded as goodwill and reflects synergies and the value of the acquired work force. The majority of goodwill for acquisitions completed in 2011 and 2010 is not expected to be deductible for tax purposes.

Thomson Reuters Annual Report 2011

The following provides a brief description of certain acquisitions completed during 2011 (1) and 2010 (1):

Date	Company (2)	Acquiring segment	Description
October 2011	Rafferty Capital Markets	Markets	A U.S. based registered broker-dealer
July 2011	Manatron	Tax & Accounting	A provider of property tax automation and land registry software for governments and municipalities
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information
November 2010	Pangea3	Legal	A provider of legal process outsourcing services
November 2010	Tradeweb New Markets	Markets	A multi-asset class over-the-counter trading platform
October 2010	Serengeti	Legal	A provider of electronic billing and matter management systems for corporate legal departments
August 2010	Canada Law Book	Legal	A Canadian legal publisher
June 2010	Complinet	Legal	A provider of global compliance information solutions for financial services institutions and their advisors
June 2010	Point Carbon	Markets	A provider of essential trading analytics, news and content for the energy and environmental markets
May 2010	Revista dos Tribunais	Legal	A Brazilian legal publisher

(1)	Including cash acquired, these 2011 acquisitions represented approximately 77% of total cash consideration (2010 acquisitions represented approximately 79% of total cash consideration).

(2)	Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business, except Tradeweb New Markets (see “Tradeweb transaction” within this note 27).

Tradeweb transaction

In January 2008, the Company formed a partnership with a consortium of global securities dealers (the “Consortium”) to further expand Tradeweb, its over-the-counter, multi-asset class, online marketplace that is within the Markets division. Tradeweb was structured as two separate entities, Tradeweb Markets (“TWM”) and Tradeweb New Markets (“TWNM”), in which the Company had ownership interests of approximately 85% and 20%, respectively, with the remaining interests owned by the Consortium. In November 2010, in order to better position the businesses for long-term growth opportunities, the two entities completed a transaction to form a single Tradeweb entity (“Tradeweb”). Upon completion of the transaction, the Company owns the majority of the equity interests of Tradeweb and the Consortium holds a non-controlling interest.

The transaction was accomplished through the exchange of equity interests and the receipt of $30 million in cash consideration. Under the arrangement, if Tradeweb achieved certain performance milestones in 2011 and 2012, the former owners of TWNM would receive additional equity interests in Tradeweb that would increase the proportion of the Consortium’s non-controlling equity interests in Tradeweb.

The transaction was accounted for as an acquisition of TWNM by TWM. The Company re-measured its pre-acquisition investment in TWNM of 20%, resulting in a pre-tax gain of $18 million in 2010. The gain was reported within “Other operating gains (losses), net” in the income statement as the Company acquired a controlling ownership interest in TWNM as a result of the transaction.

The exchange of equity interests resulted in an increase to non-controlling interests of $291 million and an increase in retained earnings of $125 million in 2010.

•
the portion of the change in the non-controlling interest arising from the acquisition of TWNM was measured at fair value as of the date of the transaction applying the income approach, market approach and comparable transaction approach;

•
the change in the Company’s ownership interest in TWM did not result in a change in control and therefore was accounted for as an equity transaction measured at historical book value and recorded in retained earnings; and

•	the contingent consideration was measured at fair value at the date of the transaction, a portion of which was recorded to retained earnings and a portion recorded as a financial liability.

The Company fully consolidates the combined Tradeweb entity in its financial statements.

Thomson Reuters Annual Report 2011

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

In 2011, $30 million (2010 - $26 million) of directly attributable acquisition-related transaction costs were expensed within the income statement as part of “Other operating gains (losses), net”.

NOTE 28: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services.  While the Company does not believe that it has engaged in any anti-competitive behavior related to RIC symbols, it offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. As a result of market testing (as prescribed by European Union law), the European Commission advised the Company in March 2012 that the proposed commitments were insufficient to meet its concerns. The Company continues to cooperate fully with the European Commission.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. In 2011, the Company reduced its provisions for uncertain tax positions by $48 million following resolution of IRS challenges to certain tax positions taken on the Company’s tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2011 were $396 million (2010 – $393 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2011
2012	325
2013	284
2014	233
2015	185
2016	132
2017 and thereafter	413
1,572

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $132 million at December 31, 2011. Sublease payments received in 2011 were $12 million (2010: $12 million).

Thomson Reuters Annual Report 2011

Business combinations and investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe, based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies and services in the ordinary conduct of business. The future unconditional purchase obligations are as follows:

December 31,
2011
2012	514
2013	376
2014	288
2015	195
2016	4
2017 and thereafter	17
1,394

NOTE 29: RELATED PARTY TRANSACTIONS

As of December 31, 2011, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In November 2011, the Company sold two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $49 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $49 million was recorded within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between the Company and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2011, the total amount charged to Woodbridge for these services was approximately $69,000 (2010 - $126,000).

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to 2011 were $58,000 (2010 - $67,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2011 and 2010, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Thomson Reuters Annual Report 2011

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $10 million for 2011 (2010 - $9 million). At December 31, 2011, the amount receivable from Omgeo was approximately $1 million (2010 - $2 million).

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for 2011 (2010 - $2 million). The amounts receivable relating to technology and other services were negligible at December 31, 2011 and 2010.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2011, the Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $37 million (2010 - $38 million). At December 31, 2011 and 2010, the amounts payable to 3XSQ Associates were negligible.

Other transactions

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Year ended December 31,
	2011	2010
Salaries and other benefits	27	23
Share-based payments (1)	25	28
Total compensation	52	51

(1)	Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

In 2011, total compensation includes $11 million in special termination benefits comprised of severance and share-based payments.

Thomson Reuters Annual Report 2011

NOTE 30: SUBSEQUENT EVENTS

Completed Divestitures

In January 2012, the sale of the Trade and Risk Management business was completed. The Company expects to record a gain on this transaction in the first quarter of 2012.

In February 2012, the Company reached agreement to sell its Portia business, a provider of portfolio accounting and reporting applications. The Company expects to record a gain on this transaction, which is expected to close in the second quarter of 2012.

Planned Divestitures

In February 2012, the Company announced its intention to sell the following businesses that are no longer fundamental to its strategy:

Business	Segment	Description
Law School Publishing	Legal	A provider of law school textbooks.
Property Tax Consulting	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.
eXimius	Markets	A provider of software and services to wealth management companies.

These sales are expected to be completed by mid-2012, and will not qualify for discontinued operations classification.

2012 Dividends

In February 2012, the Company’s board of directors approved a $0.04 per share increase in the annualized dividend to $1.28 per common share. A quarterly dividend of $0.32 per share was paid on March 15, 2012 to shareholders of record as of February 22, 2012.

Thomson Reuters Annual Report 2011

EXECUTIVE OFFICERS AND DIRECTORS

The following individuals are our executive officers as of March 1, 2012:

Name	Age	Title
James C. Smith	52	President and Chief Executive Officer
Stephane Bello	52	Executive Vice President and Chief Financial Officer
Deirdre Stanley	47	Executive Vice President and General Counsel
Peter Warwick	60	Executive Vice President and Chief People Officer
James T. Powell	50	Executive Vice President and Chief Technology Officer
Stephen J. Adler	57	Editor-in-Chief, Reuters News, and Executive Vice President, News
David W. Craig	42	President, Financial & Risk
Michael E. Suchsland	52	President, Legal
Christopher Kibarian	42	President, Intellectual Property & Science
Brian Peccarelli	51	President, Tax & Accounting
Shanker Ramamurthy	51	President, Global Growth & Operations

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to January 2012, Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to August 2011. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Stephane Bello is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to January 2012, Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division since 2008. Mr. Bello joined Thomson in 2001 as Senior Vice President and Treasurer. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York. Mr. Bello resides in Darien, Connecticut, United States.

Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Peter Warwick is Executive Vice President and Chief People Officer of Thomson Reuters. Prior to January 2012, Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division since April 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson in 1998, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick resides in New York, New York, United States.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, Mr. Powell was CTO of Thomson Reuters Markets division. In his 14 years with Reuters, Mr. Powell held a number of senior leadership positions, including CTO of its Enterprise division and Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Stephen Adler is Editor-in-Chief, Reuters News, and Executive Vice President, News, a position he has held since February 2011. Mr. Adler joined Thomson Reuters in January 2010 as Senior Vice President and Editorial Director of Thomson Reuters Professional division. Prior to January 2010, Mr. Adler was Editor-in-Chief of BusinessWeek during his five-year tenure. He has also held various senior leadership roles during his 16 years at The Wall Street Journal. Mr. Adler began his career as a reporter at local newspapers in Florida. Mr. Adler resides in New York, New York, United States.

David Craig is President of the Financial & Risk business of Thomson Reuters. Prior to January 2012, Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance since 2010. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters. He joined Reuters in 2007. Prior to 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.

Thomson Reuters Annual Report 2011

Mike Suchsland is President of the Legal business of Thomson Reuters. Prior to January 2012, Mr. Suchsland was President of Corporate, Government & Academic within the Thomson Reuters Legal business since January 2007. Mr. Suchsland joined Thomson in 1998 and has held a number of key leadership positions within the organization, including Vice President, Strategic Consulting, Vice President, Strategic Marketing and President, West Education Group. Prior to joining Thomson in 1998, Mr. Suchsland served as Vice President, Strategy and Business Development at Thorn Americas, Deputy Head of International at CCH and Senior Associate at Booz Allen Hamilton. Mr. Suchsland resides in Glencoe, Illinois, United States.

Chris Kibarian is President of the Intellectual Property & Science business of Thomson Reuters. Prior to February 2011, Mr. Kibarian was President of the Business of Law unit within Thomson Reuters Legal. Mr. Kibarian joined Thomson in 2001 and has held a number of key leadership positions within the organization, including Consultant, Global Strategy in the Legal & Regulatory business, Senior Vice President, Strategy and Development in the Tax & Accounting business and President and General Manager of FindLaw. Mr. Kibarian resides in London, United Kingdom.

Brian Peccarelli is President of the Tax & Accounting business of Thomson Reuters. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Shanker Ramamurthy is President of the Global Growth & Operations organization of Thomson Reuters. Prior to January 2012, Mr. Ramamurthy was President of Sales & Trading and President of the combined Sales & Trading and Investment & Advisory businesses of Thomson Reuters. Prior to joining Thomson Reuters in June 2011, Mr. Ramamurthy was General Manager of the Banking & Financial Market business at IBM. He has over 20 years of experience as a strategic consultant and was also previously a lead partner with PricewaterhouseCoopers LLP in their Financial Consulting practice before joining IBM when it acquired PricewaterhouseCoopers’ consulting business. Mr. Ramamurthy resides in New York, New York, United States.

Thomson Reuters Annual Report 2011

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2012 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	54				1988
W. Geoffrey Beattie, Deputy Chairman	51		•	•	1998
James C. Smith	52				2011
Manvinder S. Banga	57			•	2009
Mary Cirillo	64		•	•	2005
Steven A. Denning	63			Chair	2000
Lawton W. Fitt	58	•	Chair		2008
Roger L. Martin	55	•			1999
Sir Deryck Maughan	64		•		2008
Ken Olisa, OBE	60	•			2008
Vance K. Opperman	69	Chair			1996
John M. Thompson	69	•	•		2003
Peter J. Thomson	46				1995
Wulf von Schimmelmann	65	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

W. Geoffrey Beattie is Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. He is also a director of General Electric Company, Maple Leaf Foods Inc. and Royal Bank of Canada. In addition to his public company board memberships, Mr. Beattie is a director of The Globe and Mail Inc., a Canadian media company. He is also a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario. Mr. Beattie resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Stamford, Connecticut, United States.

Manvinder (Vindi) S. Banga joined Clayton, Dubilier & Rice, LLC as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is also a director of Maruti Suzuki Ltd. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in Management. Mr. Banga resides in London, United Kingdom.

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of Dealer Track Holdings Inc. and ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

Steven A. Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He is also a director of Genpact Limited. He has an MBA from Stanford Business School. Mr. Denning resides in Greenwich, Connecticut, United States.

Thomson Reuters Annual Report 2011

Lawton W. Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations in addition to CIENA Corporation and The Progressive Corporation. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia. Ms. Fitt resides in New York, New York, United States.

Roger L. Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress. He also serves on the boards of several not-for-profit organizations. He is also a director of Research in Motion Ltd. He has an MBA from Harvard University. Mr. Martin resides in Toronto, Ontario, Canada.

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations in addition to GlaxoSmithKline plc and BlackRock Inc. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University. Sir Deryck resides in New York, New York, United States.

Ken Olisa, OBE is Chairman of Restoration Partners, a boutique technology merchant bank which he founded that offers advisory services to technology companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation until 2008. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.

Vance K. Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He is also a director of TCF Financial Corporation. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

John M. Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He also is a director of Royal Philips Electronics N.V. and The Toronto-Dominion Bank. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario. Mr. Thompson resides in Toronto, Ontario, Canada.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to June 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2007, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2011

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Lawton W. Fitt, Roger L. Martin, Ken Olisa, John M. Thompson and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2011 and 2010:

(in millions of U.S. dollars)	2011	2010
Audit fees	$21.4	$20.2
Audit-related fees	14.7	2.5
Tax fees	8.6	9.2
All other fees	1.1	1.3
Total	$45.8	$33.2

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2011 and 2010.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, advisory services, audits of various employee benefit plans and other services related to acquisitions and dispositions. The increase in audit-related fees in 2011 primarily related to carve-out audits of subsidiaries and businesses that we either sold or are holding for sale and transaction due diligence.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents and other miscellaneous non-audit related services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

Thomson Reuters Annual Report 2011

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•
For the year ended December 31, 2011, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

In October 2011, the Canadian Coalition for Good Governance (CCGG) supplemented its existing guidelines for Building High Performance Boards to address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Mr. Beattie, the President of Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

INDEPENDENT DIRECTORS

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2012, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 14 directors (71%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by each director.

•	One of the directors (James C. Smith) is not independent because he is the CEO of Thomson Reuters.

•
Three of the directors (David Thomson, W. Geoffrey Beattie and Peter J. Thomson) are considered not independent pursuant to applicable rules because they are directors and executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals is a member of the Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

•	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the facts and circumstances of each such instance, the board determined in March 2012 that these relationships were immaterial. In particular, the board acknowledged that Mr. Thompson has been a director of a company that provides services to Thomson Reuters, but determined that this relationship was not material and did not preclude a finding of independence. Mr. Thompson was the non-executive independent Chairman of the board of The Toronto-Dominion Bank until January 1, 2011, and remains a director of the bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offering of debt securities in the United States. Transactions between our company and The Toronto-Dominion Bank have been negotiated on an arm’s length basis without the involvement of Mr. Thompson.

Thomson Reuters Annual Report 2011

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in November 2011 and was presided over by Ms. Fitt.

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel. We updated our Code in 2011 to reflect internal policy and guideline changes.

In 2011 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

ADDITIONAL DISCLOSURES

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 16, 2012. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 1, 2012, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and W. Geoffrey Beattie is the President, of Woodbridge, our controlling shareholder. As of March 1, 2012, Woodbridge beneficially owned approximately 55% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Thomson Reuters Annual Report 2011

ADDITIONAL INFORMATION

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 1, 2012:

—	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

—	we had outstanding 828,064,645 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program, holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles. The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2011

MARKET FOR SECURITIES

LISTINGS AND INDEX PARTICIPATION

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

SHARE PRICES

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common shares (C$)				Common shares (US$)				Series II preference shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2011
January	40.49	36.85	40.00	15,636,709	40.48	37.11	40.01	13,430,210	23.99	22.40	23.00	53,812
February	41.61	38.16	38.32	19,213,652	42.15	38.58	39.45	16,953,944	23.99	22.90	23.05	107,075
March	38.93	37.20	38.05	21,170,552	40.09	37.61	39.24	16,168,806	23.68	22.90	23.10	45,506
April	39.44	37.75	38.36	14,590,553	41.35	39.02	40.47	11,617,755	23.49	23.05	23.05	71,565
May	38.90	36.99	37.74	17,243,114	40.99	37.81	38.97	13,341,500	23.50	23.05	23.50	93,933
June	37.73	35.28	36.21	16,972,528	38.88	35.71	37.56	15,317,739	23.90	23.25	23.75	195,391
July	36.33	31.90	32.86	22,941,768	37.84	33.64	34.43	18,841,360	24.25	23.25	23.50	41,595
August	33.00	28.77	30.29	37,879,468	34.81	28.91	30.94	36,962,408	23.70	21.50	22.24	7,200
September	30.48	27.81	28.40	29,889,460	31.24	27.04	27.04	30,422,148	22.50	21.00	21.00	21,247
October	30.24	27.55	29.49	26,694,414	30.40	26.11	29.67	31,310,298	20.99	19.85	20.25	22,601
November	30.40	26.46	27.61	28,317,350	30.08	25.58	27.07	21,614,264	20.75	19.99	20.25	18,613
December	27.94	26.10	27.23	24,025,752	27.30	25.28	26.67	20,662,700	20.99	19.75	20.50	21,553
2012
January	29.47	27.09	27.54	26,761,760	29.14	26.59	27.49	20,441,627	21.00	20.15	21.00	10,451
February	28.90	26.47	28.71	37,319,217	29.24	26.39	28.98	30,131,219	23.00	20.16	20.16	11,940

2011 DEBT OFFERING

In October 2011, we completed an issuance of $350 million principal amount of 3.95% notes due in 2021.

These notes are not listed or quoted on a marketplace.

DIVIDENDS

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2012, our board approved an increase in our annualized dividend rate to $1.28 per share (or $0.32 per share on a quarterly basis), effective with our dividend paid on March 15, 2012 to holders of record as of February 22, 2012. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2012.

	Dividend currency (default)	Dividend currency (for electing holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

Thomson Reuters Annual Report 2011

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2012.

	Common shares (US$)	Series II preference shares (C$)
2009
Q1	$0.280000	$	C 0.131610
Q2	$0.280000	$	C 0.101222
Q3	$0.280000	$	C 0.099247
Q4	$0.280000	$	C 0.099247
2010
Q1	$0.290000	$	C 0.097089
Q2	$0.290000	$	C 0.100349
Q3	$0.290000	$	C 0.119537
Q4	$0.290000	$	C 0.132329
2011
Q1	$0.310000	$	C 0.129452
Q2	$0.310000	$	C 0.130890
Q3	$0.310000	$	C 0.132329
Q4	$0.310000	$	C 0.132329
2012
Q1	$0.320000	$	C	*

*	The first quarter 2012 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

WOODBRIDGE

As of March 1, 2012, Woodbridge beneficially owned approximately 55% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Thomson Reuters Annual Report 2011

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

—	corporate governance, including the effectiveness of our board;

—	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

—	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

—	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

Type of shares	Country	Transfer agent/registrar	Location of transfer facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto, Montreal, Calgary and Vancouver
	United States	Computershare Trust Company N.A.	Golden, Colorado
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are currently rated Baa1 (stable) by Moody’s, A– (stable) by S&P, A (low) (stable) by DBRS and A– (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest.

Thomson Reuters Annual Report 2011

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “A” rating assigned to our long-term debt instruments is the third highest rating of ten rating categories. An “A” rating indicates a low expectation of ceased or interrupted payments and strong capacity to meet obligations on a timely basis. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

MATERIAL CONTRACTS

CREDIT AGREEMENT

In August 2011, we entered into a new $2.0 billion, five-year unsecured syndicated credit facility agreement which replaced a credit agreement we signed in 2007. The new credit agreement is substantially similar to the 2007 agreement. We plan to utilize the facility from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes.

The new agreement expires in August 2016. However, we may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

Under the new credit agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2011.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce the facility fees and borrowing costs.

TRUST PRINCIPLES AND FOUNDERS SHARE COMPANY

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Annual Report 2011

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand.

The directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors, with their countries of residence and the year of initial appointment are:

Name	Country	Director since
Dame Helen Alexander	U.K.	2011
Leonard T. Berkowitz	U.K.	1998
Uffe Ellemann-Jensen	Denmark	2001
John Fairfax	Australia	2005
Pehr Gyllenhammar (Chairman)	Sweden	1997
Yuko Kawamoto	Japan	2011
Pascal Lamy	France	2009
Joseph Lelyveld	U.S.A.	2004
Christine Loh	Hong Kong	2011
Pedro Malan	Brazil	2011
Sir Christopher Mallaby (Deputy Chairman)	U.K.	1998
Lord Malloch-Brown	U.K	2011
John H. McArthur	U.S.A.	2001
Dr. Michael Naumann	Germany	2010
The Right Honourable Baroness Noakes	U.K.	1998
Jaakko Kaarle M. Rauramo	Finland	1999

The directors are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary following appointment or re-appointment. Directors are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2011

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2011. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2011, have been omitted.

Subsidiary	Jurisdiction of incorporation/formation
1602854 Ontario Limited	Ontario, Canada
3097052 Nova Scotia Company	Nova Scotia, Canada
IAG US LLC	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LiveNote Inc.	Delaware, U.S.A.
LN Holdings Limited	Bermuda
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters Hong Kong Limited	Cook Islands
Reuters International Holdings SARL	Switzerland
Reuters Limited	England
Thomcorp Holdings Inc.	Delaware, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomson PME LLC	Delaware, U.S.A.
Thomson Reuters (Healthcare) Inc.	Delaware, U.S.A.
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Hong Kong Limited	Hong Kong
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Italia Holdings S.p.A.	Italy
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 Inc.	Delaware, U.S.A.
Thomson Reuters Organization Corp.	Florida, U.S.A.
Thomson Reuters U.S. Inc.	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR International Holdings S.à.r.l.	Luxembourg
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR U.S. Inc.	Delaware, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.

Thomson Reuters Annual Report 2011

INTERESTS OF EXPERTS

Our independent auditor is PricewaterhouseCoopers LLP, Chartered Accountants, who has issued an integrated auditor’s report dated March 19, 2012 in respect of our consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, and on our effectiveness of internal control over financial reporting as of December 31, 2011. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

FURTHER INFORMATION

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares, securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 16, 2012. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, NY 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the "Executive Officers and Directors" section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Danish Siddiqui, January 20, 2011.

Thomson Reuters Annual Report 2011

CROSS REFERENCE TABLES

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2011 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
ITEM 1. COVER PAGE	Cover
ITEM 2. TABLE OF CONTENTS	1
ITEM 3. CORPORATE STRUCTURE
3.1 Name, Address and Incorporation	141
3.2 Intercorporate Relationships	147
ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS
4.1 Three Year History	2, 34-40
4.2 Significant Acquisitions	15, 27-28
ITEM 5. DESCRIBE THE BUSINESS
5.1 General	2-15
5.2 Risk Factors	16-22
5.3 Companies with Asset-backed Securities Outstanding	N/A
5.4 Companies With Mineral Projects	N/A
5.5 Companies with Oil and Gas Activities	N/A
ITEM 6. DIVIDENDS	142-143
ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure	141
7.2 Constraints	N/A
7.3 Ratings	144-145
ITEM 8. MARKET FOR SECURITIES
8.1 Trading Price and Volume	142
8.2 Prior Sales	142
ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	N/A
ITEM 10. DIRECTORS AND OFFICERS
10.1 Name, Occupation and Security Holding	134-140
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	140
10.3 Conflicts of Interest	N/A
ITEM 11. PROMOTERS	N/A
ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
12.1 Legal Proceedings	54-55
12.2 Regulatory Actions	54-55
ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57-58
ITEM 14. TRANSFER AGENTS AND REGISTRARS	144
ITEM 15. MATERIAL CONTRACTS	145-146
ITEM 16. INTEREST OF EXPERTS
16.1 Names of Experts	148
16.2 Interests of Experts	148
ITEM 17. ADDITIONAL INFORMATION	148
ITEM 18. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	N/A

Thomson Reuters Annual Report 2011

FORM 40-F CROSS REFERENCE TABLE

Page/Document
ANNUAL INFORMATION FORM	See AIF table
AUDITED ANNUAL FINANCIAL STATEMENTS	74-133
MANAGEMENT'S DISCUSSION AND ANALYSIS	23-73
DISCLOSURE CONTROLS AND PROCEDURES	60
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Changes in Internal Controls over Financial Reporting	61
b. Management's Report on Internal Control over Financial Reporting	74
c. Independent Auditor's Report on Internal Control over Financial Reporting	75-76
NOTICE PURSUANT TO REGULATION BTR	N/A
AUDIT COMMITTEE FINANCIAL EXPERT	138
CODE OF ETHICS	140
PRINCIPAL ACCOUNTANT FEES AND SERVICES	138-139
OFF-BALANCE SHEET ARRANGEMENTS	53-54
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	53-54
IDENTIFICATION OF THE AUDIT COMMITTEE	136-138

Thomson Reuters Annual Report 2011